

Intercontinental Exchange, Inc.
Notice of 2018 Annual Meeting and Proxy Statement



Dear Stockholder:

On behalf of the Board of Directors and the management of Intercontinental Exchange, Inc., I am pleased to invite you to the 2018 Annual Meeting of Stockholders. The Annual Meeting will be held at the St. Regis Atlanta, Eighty-Eight West Paces Ferry Road, Atlanta, Georgia 30305 on Friday, May 18, 2018 at 8:30 a.m., local time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be conducted at the Annual Meeting. Our Board of Directors and senior officers, as well as representatives from our independent registered public accounting firm, will be present to respond to appropriate questions from stockholders.

Again this year, we are delivering proxy materials for the Annual Meeting under the Securities and Exchange Commission's "Notice and Access" rules. These rules permit us to furnish proxy materials, including the attached Notice of Annual Meeting, Proxy Statement and our 2017 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. The rules also allow us to help the environment by reducing the consumption of paper, energy and other natural resources and to lower printing and distribution expenses paid by Intercontinental Exchange. Our stockholders will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which provides instructions on how to access and review all of our proxy materials on the Internet. Our stockholders **will not** receive printed copies unless they request them. The Notice also explains how you may submit your proxy on the Internet.

Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card in the envelope provided or vote telephonically or electronically using the telephone and Internet voting procedures described on the proxy card at your earliest convenience.

Sincerely,

Jeffrey C. Sprecher
Chairman and Chief Executive Officer
Intercontinental Exchange, Inc.

INTERCONTINENTAL EXCHANGE, INC. • 5660 NEW NORTHSIDE DRIVE, THIRD FLOOR • ATLANTA, GEORGIA 30328

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



St. Regis Atlanta
Eighty-Eight West Paces Ferry Road
Atlanta, Georgia 30305



Friday, May 18, 2018
8:30 a.m., local time

The Board of Directors has fixed the close of business on March 20, 2018 as the record date for determining the stockholders entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

If you hold your shares of common stock through a broker or nominee, you will need to bring either a copy of the voting instruction card provided by your broker or nominee or a copy of a brokerage statement showing your ownership as of March 20, 2018.

A list of stockholders entitled to vote at the 2018 Annual Meeting of Stockholders will be available for inspection upon request of any stockholder for any purpose germane to the meeting at our principal executive offices, located at 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, during the ten days prior to the meeting, during ordinary business hours, and at the St. Regis Atlanta, Eighty-Eight West Paces Ferry Road, Atlanta, Georgia 30305, prior to and during the meeting.

By Order of the Board of Directors,

Jeffrey C. Sprecher
Chairman and Chief Executive Officer
Intercontinental Exchange, Inc.

Atlanta, Georgia
March 29, 2018

Agenda:

NOTICE HEREBY IS GIVEN that the 2018 Annual Meeting of Stockholders of Intercontinental Exchange, Inc. will be held at the St. Regis Atlanta, Eighty-Eight West Paces Ferry Road, Atlanta, Georgia 30305 on Friday, May 18, 2018 at 8:30 a.m., local time, for the purposes of considering and voting upon:

1. The election of twelve directors to serve until the 2019 Annual Meeting of Stockholders;
2. An advisory resolution to approve our executive compensation;
3. The approval of the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan;
4. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018; and
5. Such other business as properly may come before the Annual Meeting or any adjournments or postponements thereof. The Board of Directors is not aware of any other business to be presented to a vote of the stockholders at the Annual Meeting.

How to Vote:



phone | internet | mail





WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE SUBMIT YOUR PROXY WITH VOTING INSTRUCTIONS. YOU MAY VOTE BY TELEPHONE OR INTERNET (BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD) OR BY MAIL IF YOU RECEIVE A PRINTED PROXY CARD.



**Important Notice Regarding the Availability of Proxy Materials
for the Stockholder Meeting to be Held on May 18, 2018**

We are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders rather than mailing a full paper set of the materials. The Notice contains instructions on how to access our proxy materials on the Internet and how to vote, as well as instructions on obtaining a paper copy of the proxy materials.

For additional information, see *Additional Information – Voting Instructions and Frequently Asked Questions* below.

To Vote by Internet and to Receive Materials Electronically

Read the Proxy Statement.

Go to the website that appears on your proxy card: *www.proxyvote.com*.

Enter the control number found on the front of your proxy card and follow the simple instructions. Choose to receive an e-mail notice when proxy statements and annual reports are available for viewing over the Internet. You will cut down on bulky paper mailings, help the environment, and lower expenses paid by Intercontinental Exchange, Inc.

TABLE OF CONTENTS

INTRODUCTION

This Proxy Statement is furnished to the stockholders of Intercontinental Exchange, Inc. in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors" or the "Board") to be voted at the 2018 Annual Meeting of Stockholders and at any adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting will be held at the St. Regis Atlanta, Eighty-Eight West Paces Ferry Road, Atlanta, Georgia 30305 on Friday, May 18, 2018 at 8:30 a.m., local time. The approximate date on which this Proxy Statement and form of proxy card are first being sent or given to stockholders is March 29, 2018.

When used in this Proxy Statement, the terms "we," "us," "our," "Intercontinental Exchange," "ICE" and the "Company" refer to Intercontinental Exchange, Inc.

EXECUTIVE SUMMARY

This summary highlights certain information contained elsewhere in our Proxy Statement. You should read our entire Proxy Statement carefully before casting your vote.

Matters to be Voted on at Our Annual Meeting

Matters to be Voted on at Our Annual Meeting	Board Recommendation	Vote Required	For more detail, see page:
1. Election Of Directors	**FOR** each Director	Majority of votes cast	4
2. Advisory Resolution To Approve Executive Compensation	**FOR**	Majority of votes cast	20
3. Approval Of The Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan	**FOR**	Majority of votes cast	48
4. Ratification Of Ernst & Young LLP As Our Independent Registered Public Accounting Firm	**FOR**	Majority of votes cast	54

Record Date for Voting and Shares Outstanding

We had 580,976,087 shares of our common stock, par value $0.01 per share (the "Common Stock"), outstanding as of March 20, 2018, the record date for determining holders of our Common Stock entitled to vote at the Annual Meeting.

Corporate Governance Developments and Highlights

The current directors that are nominated for re-election will serve a one-year term expiring at the 2019 Annual Meeting of Stockholders. Our Board of Directors, upon the recommendation of our Nominating & Corporate Governance Committee, has determined that eleven of our twelve director nominees are independent under the listing standards of the New York Stock Exchange LLC ("NYSE") and the governance guidelines and independence policy adopted by our Board of Directors.

Our Board of Directors continues to be led by Mr. Jeffrey C. Sprecher, who serves as Chairman of our Board of Directors, and Mr. Frederic V. Salerno, who has been elected as lead independent director for 2018. Mr. Salerno has served as the lead independent director of our Board of Directors since 2008. As lead independent director, Mr. Salerno presides at all executive sessions of the non-management directors and helps set the agenda for our Board of Director meetings.

There have been several important developments regarding the composition of our Board of Directors and governance matters.



INDEPENDENT DIRECTORS

92% INDEPENDENT

11 OUT OF OUR 12 DIRECTOR NOMINEES ARE INDEPENDENT

- The Board of Directors has nominated twelve director nominees. The Board of Directors believes that the twelve director nominees collectively have the expertise and diversity of experience to effectively oversee and guide our business.

- As part of the Board of Directors' focus on board refreshment, including a focus on diversity and on succession for Board leadership positions, three of our long standing directors did not stand for re-election in 2016. Because the Board of Directors voted to increase the total number of directors constituting the Board from eleven to twelve in December 2017, we were able to add four new directors to our Board of Directors in the last eighteen months to fill specific needs deemed important by our Nominating & Corporate Governance Committee and our stockholders.



GENDER DIVERSITY

33% WOMEN DIRECTORS

4 OUT OF OUR 12 DIRECTOR NOMINEES ARE WOMEN

- Since September 2016, we have added additional skill sets and diversity to our Board of Directors, which include:

  - Thomas Noonan, who joined our Board of Directors in September 2016, brings deep cyber security expertise to our Board of Directors.

  - Ann Cairns, who joined our Board of Directors in March 2017, brings additional risk expertise to our Board of Directors. Ms. Cairns also chairs the board of our subsidiary, ICE Clear Europe.

  - Duriya Farooqui, who joined our Board of Directors in March 2017, brings experience in public service, international policy and economic development.

  - Sharon Bowen, who joined our Board of Directors in December 2017, brings deep regulatory, securities and public policy expertise.

- As detailed above, we added three female directors to the Board in 2017 bringing additional gender diversity to our Board of Directors. They each bring fresh ideas and unique skills to the Board.

- Five out of twelve director nominees have a tenure of less than five years.

- In the recent past, the Nominating & Corporate Governance Committee engaged a third-party recruiting firm to help us in our search for diverse board candidates with particular skill sets that we deem important.

Highlights of Our 2017 Performance

ICE continued to deliver strong annual operating results as evidenced by the following 2017 performance highlights:

- Twelfth consecutive year of record revenue and adjusted earnings, including record financial results each year as a public company;

- Record 2017 consolidated revenues less transaction-based expenses of $4.6 billion and 2017 adjusted diluted earnings per share of $2.95, up 6% year-over-year;[1]

- Returned $1.4 billion to stockholders through dividends and share repurchases in 2017 and increased first quarter 2018 quarterly dividend by 20% relative to 2017;

- Three-year total stockholder return ("TSR") of nearly 70% (based on stock price increase from $43.86 on December 31, 2014 to $70.56 on December 31, 2017, plus quarterly dividend payments); and

- Expanded and strengthened markets served and our range of data and risk management services through organic growth and strategic acquisitions.

Compensation Developments and Highlights

We continue to maintain a well-balanced and performance-based executive compensation program, including:

- More than 85% of named executive officer ("NEO") targeted compensation delivered through variable, performance-based compensation programs;

- In 2017, we introduced a performance-based restricted stock unit ("PSU") that is tied to our three-year TSR performance against the S&P 500 to introduce a longer-term measure in our performance based share awards;

- More than 60% of NEO targeted compensation delivered through equity compensation programs;

- Annual cash bonus opportunity and PSUs capped at 200% of the established target opportunity;

- Mandatory and competitive stock ownership requirements;

- A compensation clawback policy;

- Anti-hedging and anti-pledging policy requirements;

- Change in control protection that requires a "double-trigger" (*i.e.,* there must be a change in control and the executive's employment is terminated) for payment (including equity vesting) to be provided; and

- No Internal Revenue Code of 1986, as amended (the "Code"), Section 280G "golden parachute" excise tax gross-up provisions in employment agreements with our NEOs.

In February 2018, annual bonuses for 2017 performance were paid at 100% of target for our NEOs. Additionally, in February 2018, performance achievement for the PSUs granted in January 2017 was calculated at the target level due to our 2017 EBITDA[2] growth meeting our pre-established goals and payouts were 100% of target for our executives, including our NEOs. ICE had historically used a one-year EBITDA performance measure for the PSU plan. Beginning in 2017, we introduced a PSU that is tied to our three-year TSR performance against the S&P 500 to introduce a longer-term measure in our performance-based stock awards. We will still issue some portion of long-term incentive awards through the traditional one-year EBITDA stock awards. Each of these items is discussed in more detail below in *Compensation Matters — Compensation Discussion & Analysis*.

We believe that our mix of cash/non-cash and short-term/long-term incentives provides an appropriate balance between our longer-term business objectives and shorter-term retention and competitive needs. We also believe that providing the majority of our NEOs' compensation in the form of long-term equity awards, when combined with our clawback policy and stock ownership requirements, both of which are described below, has the additional benefit of discouraging employees from taking inappropriate risks.

You should review *Compensation Matters — Compensation Discussion & Analysis* and *Compensation Matters — Executive Compensation* below and the compensation-related tables for a complete understanding of our compensation program, including a detailed review of the philosophy, process, considerations and analysis involved in the determination of compensation granted or paid to our NEOs.

---

[1] Adjusted EPS is a non-generally accepted accounting principle ("GAAP") metric. Please refer to the section titled "Non-GAAP Financial Measures" in ICE's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on February 7, 2018 for the equivalent GAAP term and reconciliation to the GAAP term.

[2] EBITDA is "earnings before interest and other non-operating income and expense, taxes, depreciation and amortization," which is a non-GAAP financial measure, and serves as a performance target for ICE. For information on the calculation of EBITDA, please see *Compensation Matters — Compensation Discussion & Analysis — 2017 Direct Compensation — Equity Compensation* below.

CORPORATE GOVERNANCE

PROPOSAL 1 — ELECTION OF DIRECTORS

Board of Directors

Under our current Amended and Restated Certificate of Incorporation and our current Amended and Restated Bylaws, our Board of Directors sets the number of directors who may serve on the Board of Directors through resolutions adopted by a majority of the directors then in office. The size of our Board of Directors is currently set at twelve directors and presently consists of twelve directors. We have nominated all of our current directors for re-election at the Annual Meeting of Stockholders. All of our nominees, if elected, will serve for a one-year term expiring at the 2019 Annual Meeting of Stockholders. Each director will hold office until his or her successor is duly elected and qualified or until the director's earlier resignation or removal.

Each of our directors is elected by majority vote in an uncontested election. A director who fails to receive a majority of "FOR" votes cast by stockholders entitled to vote will be required to tender his or her resignation to our Board of Directors. Our Nominating & Corporate Governance Committee will then act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by our Board of Directors. Our Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. Our Board of Directors and our Nominating & Corporate Governance Committee may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Nominees for Election as Directors at the 2018 Annual Meeting

On the recommendation of the Nominating & Corporate Governance Committee, our Board of Directors has nominated the persons named below for election as directors at the Annual Meeting of Stockholders, each to serve for a one-year term expiring at the 2019 Annual Meeting of Stockholders. All of the nominees currently are members of the Board of Directors. Our Board of Directors, upon the recommendation of our Nominating & Corporate Governance Committee, has determined that each of our non-employee directors is independent in accordance with NYSE listing standards and our Board of Directors Governance Guidelines as described below under *Corporate Governance — Structure and Role of Our Board — Independent Non-Employee Directors*.

Each of the nominees has confirmed that he or she expects to be able to continue to serve as a director until the end of his or her term. If, however, at the time of the Annual Meeting, any of the nominees named below is not available to serve as a director (an event which the Board of Directors does not anticipate), all the proxies granted to vote in favor of such director's election will be voted for the election of such other person or persons, if any, recommended by the Nominating & Corporate Governance Committee and approved by the Board of Directors. Proxies cannot be voted for a greater number of directors than the twelve nominees named in this Proxy Statement. For a discussion of our policy regarding qualification and nomination of director candidates, see *Corporate Governance — Structure and Role of Our Board — Nomination of Directors* below.



GENDER

4

33%
WOMEN DIRECTORS

4 out of our 12 director nominees are women

AGE

1
3
5
3
40'S
50'S
60'S
70'S

33%
YOUNGER THAN 60

4 out of our 12 director nominees are under 60

TENURE

5

42%
UNDER 5 YEARS

5 out of our 12 director nominees have a tenure of less than 5 years

Set forth below are the nominees' names, biographical information, age, summary of qualifications, whether the director is considered independent, the year in which each director joined our Board of Directors and the board committees of the Company on which the director currently serves:

Name	Biographical Information
Hon. Sharon Y. Bowen  **Age:** 61 Independent Director since 2017	Ms. Bowen most recently served as a Commissioner of the United States (the "U.S.") Commodity Futures Trading Commission (the "CFTC") from 2014 - 2017. During that time, she was a sponsor of the CFTC Market Risk Advisory Committee. Ms. Bowen was previously confirmed by the U.S. Senate and appointed by President Barack Obama on February 12, 2010 to serve as Vice Chair of the Securities Investor Protection Corporation (the "SIPC"). She assumed the role of Acting Chair of SIPC in March 2012. Prior to her appointment to the CFTC, she was a partner in the New York office of Latham & Watkins LLP. She joined Latham & Watkins LLP as a senior corporate associate in the summer of 1988 and became a partner in January 1991 and continued at Latham & Watkins LLP until 2014. She serves on the subsidiary boards of certain of NYSE's U.S. regulated exchanges. Ms. Bowen earned a B.A. in Economics from the University of Virginia, an MBA from the Kellogg School of Management at Northwestern University and a J.D. from the Northwestern Pritzker School of Law.

Qualifications

In light of Ms. Bowen's regulatory experience from working at the CFTC and SIPC, as well as her legal background and work in the securities industry, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Ms. Bowen should be re-elected to our Board.

Intercontinental Exchange Board Committees: None

Ann M. Cairns  **Age:** 61 Independent Director since 2017	Ms. Cairns is President, International Markets for Mastercard, where she is responsible for the management of all markets and customer-related activities outside of North America; a role that she has held since August 2011. She currently serves as Chairperson of ICE Clear Europe, our subsidiary. From 2008 to 2011, she was Managing Director and Head of the Financial Industry Services group for Europe with Alvarez & Marsal in London where she oversaw the European liquidation of Lehman Brothers Holdings International. Prior to that, Ms. Cairns was Chief Executive Officer, Transaction Banking at ABN-AMRO in London from 2002 to 2008. At the start of her career, she spent time as an award-winning research engineer, culminating as the Head of Offshore Engineer-Planning for British Gas and was the first woman qualified to go offshore in the United Kingdom (the "U.K."). Ms. Cairns served on the AstraZeneca Board of Directors from 2014 to April 2017. She received a B.S. in Pure Mathematics at Sheffield University and an M.S. in Statistics from Newcastle University, U.K.

Qualifications

In light of Ms. Cairns' expansive experience across international business, risk management and financial sectors, as well as her business acumen as a global executive that has led operations in Europe, the U.S. and Japan, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Ms. Cairns should be re-elected to our Board.

Intercontinental Exchange Board Committees: Risk Committee

Name	Biographical Information
Charles R. Crisp  **Age:** 70 Independent Director since 2002	Mr. Crisp is the retired President and Chief Executive Officer of Coral Energy, a Shell Oil affiliate responsible for wholesale gas and power activities. He served in this position from 1999 until his retirement in October 2000, and was President and Chief Operating Officer from January 1998 through February 1999. Prior to that, he served as President of the Power Generation Group of Houston Industries from 1996 to 1997, President and Chief Operating Officer of Tejas Gas Corporation from 1988 to 1996, Vice President, Executive Vice President and President at Houston Pipeline Co. from 1985 to 1988, Executive Vice President of Perry Gas Co. Inc. from 1982 to 1985 and before then was with Conoco, Inc., where he held various positions in engineering, operations and management from 1969 to 1982. Mr. Crisp serves as Chairman of the Board of Directors of Natural Gas Exchange Inc. ("NGX") and on the Board of Directors of ICE Futures U.S. and ICE Trade Vault, LLC, our subsidiaries. In addition, he serves as a director of EOG Resources, Inc. and Targa Resources, Corp. Prior to the acquisition of AGL Resources, Inc. by Southern Company, he served on the public company board of AGL Resources from 2003 to 2016 and he currently serves on the Southern Company Gas board, a subsidiary of Southern Company. He holds a B.S. degree in Chemical Engineering from Texas Tech University and completed the Program for Management Development at the Harvard Graduate School of Business.

Qualifications
In light of Mr. Crisp's broad knowledge of the energy markets and related businesses, his service on the boards of other public companies and the experience he has gained and contributions he has made during his tenure as a director of ICE, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Mr. Crisp should be re-elected to our Board.

Intercontinental Exchange Board Committees: Audit Committee and Compensation Committee

Duriya M. Farooqui  **Age:** 41 Independent Director since 2017	Ms. Farooqui is Executive Director of Atlanta Committee for Progress, or ACP, a coalition of leading CEOs focused on critical issues for Atlanta; a role she has held since May 2016. This unique public-private partnership focuses on priorities for the City of Atlanta in collaboration with the Mayor of Atlanta. Ms. Farooqui was a principal at Bain & Company from 2014 to 2016. She served the City of Atlanta through several leadership positions including Chief Operating Officer from 2011 to 2013, Deputy Chief Operating Officer from 2010 to 2011 and Director from 2007 to 2009. At the start of her career, she worked with the Center for International Development at Harvard University, The World Bank, and the Center for Global Development. Ms. Farooqui serves on the subsidiary boards of certain of NYSE's U.S. regulated exchanges and NGX. Ms. Farooqui holds a B.A. in Economics and Mathematics from Hampshire College and an M.P.A. in International Development from the Kennedy School of Government at Harvard University.

Qualifications
In light of Ms. Farooqui's experience in public service, international policy and economic development, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Ms. Farooqui should be re-elected to our Board.

Intercontinental Exchange Board Committees: Audit Committee

Name	Biographical Information

Jean-Marc Forneri



Age: 58

Independent Director
since 2002

Mr. Forneri is founder and senior partner of Bucephale Finance, a boutique mergers and acquisitions firm specializing in large transactions for French corporations, foreign investors and private equity firms. For the seven years prior to Bucephale's founding, he headed the investment banking business of Credit Suisse First Boston in Paris. He was Managing Director and Head of Credit Suisse First Boston France S.A., and Vice Chairman, Europe. Prior to that, he was a Partner of Demachy Worms & Cie Finance from 1994 to 1996, where he was in charge of investment banking activities of Group Worms. He is also a director of Safran SA and Chairman of the Supervisory Board of Grand Port Maritime de Marseille. He holds a B.S. in Political Science from the Ecole Nationale d'Adminstration.

Qualifications

In light of Mr. Forneri's extensive financial services background, merger and acquisition experience and international business experience, as well as the contributions he has made during his tenure as a director of ICE, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Mr. Forneri should be re-elected to our Board.

Intercontinental Exchange Board Committees: Risk Committee and Nominating & Corporate Governance Committee

The Right Hon. the Lord Hague of Richmond



Age: 57

Independent Director
since 2015

Lord Hague is the Chairman of the United for Wildlife Taskforce, Chairman for the International Advisory Board at the law firm Linklaters and Chairman of the Royal United Services Institute, a security and defense think-tank. He also serves as Senior Adviser to global advisory firm Teneo. Lord Hague currently serves as Chairman of the Board of Directors of ICE Futures Europe, our subsidiary. He has previously served as an advisor to the JCB Group and Terra Firma Capital Partners. Mr. Hague was a member of the House of Parliament of the U.K. from 1989 to 2015, serving in various capacities, including Parliamentary Private Secretary to the Chancellor of the Exchequer, Parliamentary Under-Secretary of State at the Department of Social Security, Minister of State, Secretary of State for Wales, Foreign Secretary, First Secretary of State and most recently, Leader of the House of Commons. He is a member of the House of Lords. Prior to joining Parliament, Mr. Hague was a management consultant at McKinsey & Co Inc. and worked for Shell (UK) Limited. Lord Hague frequently carries out speaking engagements on regulatory and political matters. Mr. Hague holds a First-Class Honours degree in Philosophy, Politics, and Economics from Oxford University and an MBA with distinction from the Institut Européen d'Administration des Affaires (or INSEAD).

Qualifications

In light of Lord Hague's extensive governmental and political experience in the U.K., his service on the ICE Futures Europe board and the knowledge and experience he provides, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Lord Hague should be re-elected to our Board.

Intercontinental Exchange Board Committees: Risk Committee and Compensation Committee

Name	Biographical Information
Hon. Frederick W. Hatfield  **Age:** 63 Independent Director since 2007	Mr. Hatfield is the founder of Hatfield Advisory Services and Senior Advisor at Patomak Global Partners. Mr. Hatfield serves as Chairman of the Board of Directors of ICE Futures U.S. and ICE Swap Trade, LLC and on the Board of Managers of ICE Clear Credit, all of which are our subsidiaries. Mr. Hatfield serves on the Board of Directors of Pinpoint Global Communications. Mr. Hatfield served as a Public Policy Advisor at Patton Boggs, LLP from 2006 to 2007 and he was a Commissioner at the CFTC from 2004 to 2006. Mr. Hatfield served as Chief of Staff to former Senator John Breaux (D-LA) from 1995 to 2004 and former House Majority Whip Tony Coelho (D-CA) from 1980 to 1989. He has over twenty years' experience in the areas of energy, private equity/venture capital/hedge funds, and financial services and products. Mr. Hatfield served as Deputy Commissioner General of the U.S. Pavilion at the World's Fair in Lisbon, Portugal in 1998. He graduated summa cum laude with a B.A. in History from California State University, Fresno.

Qualifications

In light of Mr. Hatfield's extensive regulatory and legislative background and his experience in the sectors mentioned above, his service on the boards of our subsidiaries and the knowledge and experience he has gained and contributions he has made during his tenure as a director of ICE, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Mr. Hatfield should be re-elected to our Board.

Intercontinental Exchange Board Committees: Compensation Committee and Nominating & Corporate Governance Committee

Thomas E. Noonan  **Age:** 57 Independent Director since 2016	Mr. Noonan is a founding partner of TechOperators LLC, and Chairman of TEN Holdings, LLC. Most recently, he was the General Manager of the Energy Management business of Cisco from 2013 to 2016 following the acquisition of JouleX in 2013, where he was co-founder and CEO. Mr. Noonan founded Actuation Electronics in 1985 and Leapfrog Technologies in 1987 as well as co-founded Endgame Security in 2008, a leading provider of software solutions to the U.S. intelligence community and Department of Defense. Mr. Noonan co-founded Internet Security Systems in 1994, where he served as Chairman, President and Chief Executive Officer prior to its acquisition by IBM in 2006. In 2002, President George W. Bush appointed Mr. Noonan to serve on the National Infrastructure Advisory Council, a White House homeland defense initiative that protects information systems critical to the nation's infrastructure, where he continues to serve in that role. Mr. Noonan has served on the Board of Directors of Manhattan Associates since 1999. Mr. Noonan earned a B.S. in Mechanical Engineering from the Georgia Institute of Technology and a CSS in Business Administration and Management from Harvard University.

Qualifications

In light of Mr. Noonan's cybersecurity expertise, successful entrepreneurial background and his business acumen, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Mr. Noonan should be re-elected to our Board.

Intercontinental Exchange Board Committees: Risk Committee (Chairperson)

Name	Biographical Information
Frederic V. Salerno  **Age:** 74 Independent Director since 2002 and Lead Independent Director	Mr. Salerno is the former Vice Chairman of Verizon Communications, Inc. Before the merger of Bell Atlantic and GTE, Mr. Salerno was Senior Executive Vice President, Chief Financial Officer and served in the Office of the Chairman of Bell Atlantic from 1997 to 2001. Prior to joining Bell Atlantic, he served as Executive Vice President and Chief Operating Officer of New England Telephone from 1985 to 1987, President and Chief Executive Officer of New York Telephone from 1987 to 1991 and Vice Chairman — Finance and Business Development at NYNEX Corporation from 1991 to 1997. Since 2013, Mr. Salerno has served on the subsidiary boards of certain of NYSE's U.S. regulated exchanges. He served on the boards of directors of CBS Corporation from 2007 to 2016, and Viacom from 1996 to 2017. He has served on the boards of directors of Akamai Technologies, Inc. since 2002, FCB Financial Holdings, Inc. since 2010, and Associated Capital Group since 2017. He has a B.S. in Engineering from Manhattan College and an MBA from Adelphi University.

Qualifications
In light of Mr. Salerno's broad knowledge of financial markets and his business acumen, his service on the boards of our subsidiaries and other public companies, and the knowledge and experience he has gained and contributions he has made during his tenure as a director of ICE, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Mr. Salerno should be re-elected to our Board.

Intercontinental Exchange Board Committees: Nominating & Corporate Governance Committee (Chairperson)

Jeffrey C. Sprecher  **Age:** 63 Non-Independent Director since 2000	Mr. Sprecher has been a director and our Chief Executive Officer since our inception and has served as Chairman of our Board of Directors since November 2002. As our Chief Executive Officer, he is responsible for our strategic direction and operational and financial performance. Mr. Sprecher acquired CPEX, our predecessor company, in 1997. Prior to acquiring CPEX, Mr. Sprecher held a number of positions, including President, over a fourteen-year period with Western Power Group, Inc., a developer, owner and operator of large central-station power plants. While with Western Power, he was responsible for a number of significant financings. Mr. Sprecher holds a B.S. degree in Chemical Engineering from the University of Wisconsin and an MBA from Pepperdine University.

Qualifications
In light of Mr. Sprecher's in-depth knowledge of global markets, his guidance of ICE as Chief Executive Officer since he founded the Company, and his successful execution of key strategic initiatives to grow the Company, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Mr. Sprecher should be re-elected to our Board.

Intercontinental Exchange Board Committees: None

Name	Biographical Information
Judith A. Sprieser  **Age:** 64 Independent Director since 2004	Ms. Sprieser was the Chief Executive Officer of Transora, Inc., a technology software and services company until March 2005. Prior to founding Transora in 2000, she was Executive Vice President of Sara Lee Corporation, having previously served as Sara Lee's Chief Financial Officer. Ms. Sprieser also serves on the Board of Managers of ICE Clear Credit, our subsidiary, and Maroon Holding, LLC, the governing Board of MERSCORP Holdings, Inc., where ICE has a majority ownership interest. Ms. Sprieser has been a member of the boards of directors of Allstate Insurance Company since 1999 (currently Lead Director) and Reckitt Benckiser, plc since 2003 (currently Chairperson of the Compensation Committee). Ms. Sprieser does not plan to stand for re-election to the Reckitt Benckiser board in 2018. Previously, she served on the boards of Royal Ahold N.V. from 2006 to 2015, Jimmy Choo plc from 2014 to 2015 and Experian plc from 2010 to 2016. She has a B.A. from Northwestern University and an MBA from the Kellogg School of Management at Northwestern University.

Qualifications

In light of Ms. Sprieser's financial expertise and her business acumen, and her service as a director for other public companies and the knowledge and experience she has gained and contributions she has made during her tenure as a director of ICE, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Ms. Sprieser should be re-elected to our Board.

Intercontinental Exchange Board Committees: Audit Committee (Chairperson) and Nominating & Corporate Governance Committee

Vincent Tese  **Age:** 75 Independent Director since 2004	Mr. Tese currently serves as Chairman of FCB Financial Holdings, Inc. Since 2009, Mr. Tese has also served as Chairman of the Board of ICE Clear Credit and since 2013, has served on the subsidiary boards of certain of NYSE's U.S. regulated exchanges, all of which are our subsidiaries. Previously, he served as New York State Superintendent of Banks from 1983 to 1985, Chairman and Chief Executive Officer of the New York Urban Development Corporation from 1985 to 1994, Director of Economic Development for New York State from 1987 to 1994, and Commissioner and Vice Chairman of the Port Authority of New York and New Jersey from 1991 to 1995. He also served as a Partner in the law firm of Tese & Tese from 1973 to 1977. He was a Partner in the Sinclair Group, a commodities company, from 1977 to 1982 and was co-founder of Cross Country Cable TV. Prior to the acquisition of Cablevision Systems Corporation by Altice, he served on the public company board of Cablevision from 1996 to 2016. He currently serves as a member of the boards of directors for Madison Square Garden, Inc., Mack-Cali Realty Corporation, AMC Networks Inc., and serves as a trustee of New York University School of Law and New York Presbyterian Hospital. He has a B.B.A. in accounting from Pace University, a J.D. from Brooklyn Law School and an LLM in taxation from New York University School of Law.

Qualifications

In light of Mr. Tese's broad knowledge of trading and financial markets, his legal and business acumen, as well as his board service for our subsidiaries and other public companies, and the knowledge and experience he has gained and contributions he has made during his tenure as a director, our Board, based upon the recommendation of the Nominating & Corporate Governance Committee, has determined that Mr. Tese should be re-elected to our Board.

Intercontinental Exchange Board Committees: Audit Committee and Compensation Committee (Chairperson)

Based on the foregoing qualifications, our Nominating & Corporate Governance Committee believes that the director nominees, individually and collectively, have the skills and experience to effectively oversee and guide our business. Each nominee has the integrity, business judgment, collegiality and commitment that are among the essential characteristics for membership on our Board of Directors. They also bring highly developed skills in, among other areas, finance, investing, accounting, financial market regulation, public policy, business operations, organizational management and leadership. In addition, members of our Board have had a great diversity of experiences and bring to our Board a wide variety of views that strengthen their ability to guide ICE. They have had extensive involvement in international business and deep professional experience across a broad range of industries and in the energy and derivatives markets in particular. Most have relevant direct experience in the oversight of public companies through their service on our Board and those of other public companies, as well as their current and past senior executive positions.

Directors' Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE TO THE BOARD OF DIRECTORS.

STRUCTURE AND ROLE OF OUR BOARD

Meetings and Committees of the Board of Directors

The Board of Directors conducts its business through meetings of the full Board of Directors and through meetings of the committees of the Board of Directors, consisting of an Audit Committee, a Compensation Committee, a Nominating & Corporate Governance Committee and a Risk Committee. The current members of the committees are identified in the table below.

Director	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Risk Committee
Hon. Sharon Y. Bowen				
Ann M. Cairns				X
Charles R. Crisp	X	X		
Duriya M. Farooqui	X			
Jean-Marc Forneri			X	X
Hon. Frederick W. Hatfield		X	X	
Thomas E. Noonan				X(Chair)
The Right Hon. the Lord Hague of Richmond		X		X
Frederic V. Salerno			X(Chair)	
Jeffrey C. Sprecher				
Judith A. Sprieser	X(Chair)		X	
Vincent Tese	X	X(Chair)		

In 2017, our Board of Directors held four meetings, the Audit Committee held seven meetings, the Compensation Committee held six meetings, the Nominating & Corporate Governance Committee held four meetings and the Risk Committee held four meetings. In addition, our non-management directors met periodically in executive session without management participation, as required by NYSE listing standards. Mr. Salerno has been appointed by the Board of Directors as the non-management lead independent director presiding at these meetings.

As a matter of Board policy, it is expected that each director will be available to attend substantially all of the meetings of the Board of Directors and any committees on which the director serves. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of which he or she is a member. In fact, all of our directors serving on our Board in 2017 attended 100% of our Board and their respective committee meetings in 2017. As a matter of policy, it is expected that each director and nominee will attend annual meetings of stockholders. Ten of our eleven directors at the time of last year's annual meeting attended the meeting in-person and one director attended the annual meeting telephonically.

AUDIT COMMITTEE

Members:
Judith A. Sprieser*
   (Chairperson)
Duriya M. Farooqui
Charles R. Crisp
Vincent Tese*

──────────────

* Audit Committee
   Financial Experts

The Audit Committee is comprised solely of directors who meet the independence requirements of the NYSE and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are financially literate, as required by NYSE rules. At least one member of the Audit Committee qualifies as an audit committee financial expert, as defined by the rules and regulations of the SEC. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to:

• the quality and integrity of our financial statements;

• our compliance with legal and regulatory requirements;

• our system of internal controls regarding finance, accounting and legal compliance;

• the independence, qualification and performance of our independent auditors;

• the performance of our internal audit function; and

• our auditing, accounting and financial reporting processes.

The Audit Committee is governed by a written Audit Committee Charter, which has been approved by our Board of Directors. The charter is available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media — Governance — Governance & Charter Documents — Charter of the Audit Committee of the Board of Directors.*" We will also provide a printed copy of the charter to stockholders upon request.

COMPENSATION COMMITTEE

Members:
Vincent Tese
  (Chairperson)
Charles R. Crisp
Frederick W. Hatfield
Lord Hague

The Compensation Committee is comprised solely of directors who meet NYSE independence requirements, the requirements for a "Non-employee Director" under the Exchange Act and the requirements for an "outside director" under Section 162(m) of the Code. The Compensation Committee:

- reviews and approves corporate goals and objectives relevant to the compensation of our executive officers, including our Chief Executive Officer;

- evaluates our Chief Executive Officer's performance and sets his compensation based on this evaluation;

- approves, in consultation with our Chief Executive Officer, the compensation of our officers who are appointed by our Board of Directors;

- reviews and approves option grants, bonus payments and stock awards to our officers;

- exercises general oversight of our benefit plans and evaluates any proposed new retirement or benefit plans; and

- reviews and approves severance or similar termination payments to former officers.

The Compensation Committee is governed by a written Compensation Committee Charter approved by our Board of Directors. The charter is available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media — Governance — Governance & Charter Documents — Charter of the Compensation Committee.*" We will also provide a printed copy of the charter to stockholders upon request.

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Members:
Frederic V. Salerno
  (Chairperson)
Judith A. Sprieser
Frederick W. Hatfield
Jean-Marc Forneri

The Nominating & Corporate Governance Committee is comprised solely of directors who meet NYSE independence requirements. The Nominating & Corporate Governance Committee assists the Board of Directors in:

- identifying and attracting highly qualified individuals to serve as directors and establishing criteria for selecting new board members;

- evaluating and recommending director nominees for the next annual meeting of stockholders;

- developing and maintaining a set of corporate governance guidelines;

- reviewing and approving any related-party transactions;

- oversight of environmental, sustainability and corporate social responsibility activities;

- devising a code of business conduct and ethics for directors, officers and employees; and

- monitoring the Board of Directors' independence.

The Nominating & Corporate Governance Committee is governed by a written Nominating & Corporate Governance Committee Charter approved by our Board of Directors. The charter is available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media — Governance — Governance & Charter Documents — Charter of the Nominating & Governance Committee.*" We will also provide a printed copy of the charter to stockholders upon request.

RISK COMMITTEE **Members:** Thomas E. Noonan (Chairperson) Ann M. Cairns Jean-Marc Forneri Lord Hague	The Risk Committee is comprised solely of directors who meet NYSE independence requirements. The Risk Committee assists the Board of Directors in fulfilling its oversight of management's responsibility for ICE's risk structure and governance in: • identifying risks inherent in ICE's business; • developing processes, guidelines, policies and reports for assessing and monitoring risks; and • organizing and performing ICE's enterprise risk management function. The Risk Committee is governed by a written Risk Committee Charter approved by our Board of Directors. The charter is available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media — Governance — Governance & Charter Documents — Charter of the Risk Committee.*" We will also provide a printed copy of the charter to stockholders upon request.

Independent Non-Employee Directors

The Intercontinental Exchange, Inc. Board of Directors Governance Guidelines (the "Governance Guidelines") were adopted by our Board of Directors. Our Amended and Restated Bylaws and Governance Guidelines, which are described below, provide that a majority of our directors must be "independent directors" and specify independence standards consistent with NYSE listing standards. Assuming the election of the nominees to the Board of Directors, all of our directors holding office, with the exception of Mr. Sprecher, will be independent directors. Our Board of Directors, upon the recommendation of the Nominating & Corporate Governance Committee, has determined that each non-management director and nominee is independent in accordance with NYSE listing standards, our Amended and Restated Bylaws, our Independence Policy of the Board of Directors of Intercontinental Exchange, Inc. (the "Independence Policy") and our Governance Guidelines, and does not have any relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director.

In making their independence determinations, our Board of Directors and the Nominating & Corporate Governance Committee considered transactions, if any, between each non-employee director and ICE and determined that there are no transactions that give rise to any independence issues.

Requirements for Directors

Our Fourth Amended and Restated Certificate of Incorporation provides that no person who is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) may be permitted to serve as a director on our Board of Directors.

Board Evaluations and Succession Planning

Each year, the members of the Board of Directors and each Board committee conduct a confidential oral assessment of their performance with a member of our legal department. As part of the evaluation process, the Board reviews its overall composition, including director tenure, board leadership structure, diversity and individual skill sets, to ensure it serves the best interests of stockholders and positions the company for future success. The results of the oral assessments are then summarized and communicated back to the appropriate committee chairpersons and our lead independent director. After the evaluations, the Board and management work to improve upon any issues or focus points disclosed during the evaluation process. We believe that conducting these evaluations through a discussion with our Board members leads to more meaningful results that are more likely to result in changes when compared to conducting evaluations through a written process or completion of a questionnaire. As part of the evaluation process, each committee reviews its charter annually.

Our Board is committed to effective board succession planning and refreshment, including having honest and difficult conversations with individual directors as may be deemed necessary. We may have these conversations in connection with ongoing Board self-evaluations, Board refreshment processes, and Nominating & Corporate Governance Committee and Board consideration of the annual slate of Board nominees. As a result of these different processes in the past, directors have decided (for personal or professional reasons) or have been asked (for reasons related to their ongoing contributions to the Board and Company) not to stand for re-election at the next annual meeting of stockholders. It is expected that such refreshment practices will continue in the future.

Nomination of Directors

Our Board of Directors is responsible for approving candidates for board membership and has delegated the screening and recruitment process to the Nominating & Corporate Governance Committee. In furtherance of this process, our Nominating & Corporate Governance

Committee and Board of Directors have adopted the Independence Policy and the Nominating & Corporate Governance Committee Charter. The Independence Policy and the Nominating & Corporate Governance Committee Charter do not set specific, minimum qualifications that nominees must meet, but rather specify that each nominee should be evaluated on his or her individual merit taking into account the factors described below.

The Nominating & Corporate Governance Committee seeks to create a Board of Directors that consists of a diverse group of qualified individuals that function effectively as a group. Qualified candidates for director are those who, in the judgment of the Nominating & Corporate Governance Committee, possess strong personal attributes and relevant business experience to assure effective service on our Board of Directors. Personal attributes considered by the Nominating & Corporate Governance Committee when evaluating a board candidate include leadership, integrity, ethics, contributing nature, independence, interpersonal skills and effectiveness. Experience and qualifications considered by the Nominating & Corporate Governance Committee when evaluating a board candidate include financial acumen, general business experience, industry knowledge, diversity of viewpoints, special business experience and expertise in an area relevant to ICE. When the Nominating & Corporate Governance Committee reviews a potential new candidate, the Nominating & Corporate Governance Committee looks specifically at the candidate's qualifications in light of the needs of our Board of Directors and ICE at that time given the then current make-up of our Board of Directors.

Diversity is an important factor in our consideration of potential and incumbent directors. Our Nominating & Corporate Governance Committee considers a number of demographics including, but not limited to, race, gender, ethnicity, culture and nationality in seeking to develop a board that, as a whole, reflects diverse viewpoints, backgrounds, skills, experiences and expertise. When the Nominating & Corporate Governance Committee has conducted recent searches for new directors, including through the use of a third-party recruiting firm, it focused on pools of qualified directors that also added additional diversity to the ICE Board and subsidiary boards, when the director candidates' skill sets qualify them to also serve on a subsidiary board of directors. The Nominating & Corporate Governance Committee considers the same factors in determining whether to re-nominate an incumbent director. Diversity is also considered as part of the annual Board evaluation.

We believe that ICE benefits from having directors with diverse viewpoints, backgrounds, experiences, skill sets and other demographics. As noted above, one of the factors that the Nominating & Corporate Governance Committee considers in identifying and evaluating a potential nominee is the extent to which the nominee would add to the diversity of our Board, and the Nominating & Corporate Governance Committee assesses the composition of our Board and how a nominee would enhance that diversity. The Nominating & Corporate Governance Committee uses a variety of methods to identify and evaluate nominees for director. The Nominating & Corporate Governance Committee periodically assesses the appropriate size of the Board of Directors and whether any vacancies on the Board of Directors are expected. In the event that vacancies are anticipated or otherwise arise, the Nominating & Corporate Governance Committee will seek to identify director candidates, subject to the restrictions described below, based on input provided by a number of sources, including: (i) Nominating & Corporate Governance Committee members; (ii) other directors; (iii) management; and (iv) our stockholders. The Nominating & Corporate Governance Committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates and used a search firm over the last year to assist in the Board's desire to increase diversity on the Board of Directors.

Once director candidates have been identified, the Nominating & Corporate Governance Committee will evaluate each candidate in light of his or her qualifications and credentials, and any additional factors that the Nominating & Corporate Governance Committee deems necessary or appropriate, including those set forth above. Qualified prospective candidates will be interviewed by our Chairman and Chief Executive Officer and at least one member of the Nominating & Corporate Governance Committee. The full Board of Directors will be kept informed of the candidate's progress. Using input from such interviews and other information obtained by it, the Nominating & Corporate Governance Committee will evaluate whether a prospective candidate is qualified to serve as a director and, if so qualified, will seek the approval of the full Board of Directors for the nomination of the candidate or the election of such candidate to fill a vacancy on the Board of Directors.

Existing directors who are being considered for re-nomination will be re-evaluated by the Nominating & Corporate Governance Committee based on each director's satisfaction of the qualifications described above and his or her prior performance as a director. All candidates submitted by stockholders will be evaluated in the same manner as candidates recommended from other sources, provided that the procedures set forth below under *Corporate Governance — Structure and Role of Our Board — Stockholder Recommendations for Director Candidates* have been followed.

Additionally, our Board of Directors shall nominate for election or re-election as directors only candidates who agree to tender, promptly following the annual meeting at which they are elected or re-elected as a director, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which they stand for re-election and (ii) acceptance by our Board of Directors of such resignation. Our Board of Directors shall fill director vacancies and newly created directorships only with candidates who agree to tender promptly following their appointment to the Board of Directors the same form of resignation tendered by other directors in accordance with the Governance Guidelines promulgated by our Board of Directors.

All of the current nominees for directors recommended for election by the stockholders at the 2018 Annual Meeting are current members of the Board of Directors. Based on the Nominating & Corporate Governance Committee's evaluation of each nominee's satisfaction of the qualifications described above and their past performance as directors, the Nominating & Corporate Governance Committee has decided to recommend the nominees for re-election and the Board of Directors has approved such recommendation. For the reasons specified in the profile of each director identified above under *Corporate Governance — Proposal 1 — Election of Directors — Nominees for Election as Directors at the 2018 Annual Meeting*, our Board has concluded that each director nominee should be re-elected to our Board of Directors. The Nominating & Corporate Governance Committee has not received any nominations from stockholders for the 2018 Annual Meeting.

Board Leadership Structure

Governance Guidelines provide for (i) the role of the Chairman of the Board and Chief Executive Officer to be combined, (ii) a lead independent director and (iii) strong active independent directors. Under our Amended and Restated Bylaws, the Chairman of the Board, or our lead independent director if the Chairman is unavailable, presides over meetings of the Board of Directors, presides over meetings of stockholders, consults and advises the Board of Directors and its committees on our business and affairs, and performs such other duties as may be assigned by the Board. The Chairman of the Board, in consultation with the lead independent director, establishes the agenda for Board of Director meetings and facilitates constructive and useful communication between management and the Board of Directors. We provide agendas to our lead independent director in advance of meetings and solicit input from the lead independent director regarding topics of discussion and agenda items. Our independent directors have elected Mr. Salerno as the lead independent director for 2018, a position he has held since 2008. As lead independent director, Mr. Salerno presides at all executive sessions of the non-management directors.

Our Chief Executive Officer is in general charge of our business affairs, subject to the overall direction and supervision of the Board of Directors and its committees and subject to such powers as reserved by the Board of Directors. Mr. Sprecher serves as both Chairman of the Board and Chief Executive Officer, and he is the only member of our management team that serves on the Board of Directors. Our Board of Directors believes that this leadership structure — a combined Chairman of the Board and Chief Executive Officer, a lead independent director, active and strong non-employee directors, and committees led and comprised of independent directors — is the most effective structure for us.

Our Board of Directors believes that the Chief Executive Officer is in the best position to most effectively serve as the Chairman of the Board for many reasons as he is closest to many facets of our business, including his frequent contact with our customers, regulators and stockholders. In addition, his direct involvement in the strategic and day-to-day management of our business ensures timely communication with the Board of Directors on critical business matters, which is important given the complexity and global nature of our business. Further, much of our business is conducted through our operating subsidiaries, which are overseen by their own boards of directors on which Mr. Sprecher serves. Serving in multiple roles allows Mr. Sprecher to be a primary point of contact for these boards of directors and facilitates effective communication regarding our strategic goals, key issues and topics of importance. The Board of Directors believes this structure has functioned well, produced strong financial and operating results, and effectively balances a highly capable management team with appropriate safeguards and oversight by non-employee directors.

Board Oversight of Risk

Our Board of Directors is responsible for overseeing ICE's risk management process, which includes management of general risks as well as particular risks facing our business. With the assistance of our Audit and Risk Committees, the Board oversees that our assets are properly safeguarded, that appropriate financial and other controls are maintained, and that our business is conducted prudently and in compliance with applicable laws and regulations and our corporate governance guidelines. In this regard, our Board of Directors seeks to understand and oversee critical business risks and does not view the risks facing our business in isolation. While risks are considered in business decision-making and as part of our overall business strategy, the Board of Directors recognizes that it is neither possible nor prudent to eliminate all business risk. Our Board of Directors believes that purposeful and appropriate risk-taking is essential for our business to be competitive on a global basis, to continue to grow and diversify, and to achieve our overall business objectives.

While the Board of Directors oversees ICE's risk management practices, our management team is charged with managing risks. We have adopted internal processes and internal controls to identify and manage operational and financial risks. The Board of Directors, the Audit Committee and the Risk Committee monitor and evaluate the effectiveness of the internal controls and the risk management program and management communicates routinely with the Audit Committee and the Risk Committee on the risks identified and how they are being managed.

Directors may, and often do, communicate directly with senior management on any areas of our business for which they would like additional information.

Board of Directors Governance Guidelines

We have adopted the Governance Guidelines that guide the Board of Directors on matters of corporate governance, including:

- composition of the Board of Directors;
- duties and responsibilities of the Board of Directors;
- committees of the Board of Directors;
- leadership, functioning and evaluation of the Board of Directors;
- director independence, orientation, compensation, education and access to management;
- access to independent advisors by our Board of Directors;
- number of public company boards that our directors can serve; and
- director compliance with the Global Code of Business Conduct.

The Governance Guidelines also provide that non-management directors meet in executive session without the participation of management at all regularly scheduled meetings of the Board of Directors as deemed necessary and at any other time as necessary to fulfill the Board of Directors' responsibilities. In addition, the Governance Guidelines also state that if all non-management directors are not independent directors, then the independent directors will meet at least once annually. Our Governance Guidelines require that our directors limit their other directorships of public companies to five. Further, our Governance Guidelines require that employee directors tender their resignation from the Board of Directors coincident with their termination, resignation or retirement as employees.

A copy of the Governance Guidelines is available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media — Governance — Governance & Charter Documents — Board of Directors Governance Principles.*" We will provide a printed copy of the Governance Guidelines to stockholders upon request.

Board Education

For new directors, we provide a packet of information that is helpful in educating the Board member about our business and operations and our policies and charters. We also have one-on-one meetings with the new director and each of our Chief Financial Officer, a member of the legal department and a member of the compliance team to review information in an informal setting where the director can ask questions in a private session. Our new directors typically serve on the Board for up to one year before joining any committees of the Board of Directors.

We also conduct at least one annual continuing education session with our full Board of Directors. In recent years, we have had outside experts educate our Board of Directors on various topics and trends, including use of capital, regulatory changes due to changing U.S. presidential administrations and the U.K.'s June 2016 referendum vote to leave the European Union and cybersecurity. We also conduct internal training for our directors with respect to business lines or products that may be new or different or areas of emphasis within our operations (*e.g.,* our major incident response plan, cyber defenses and returns on investments).

Stockholder Recommendations for Director Candidates

The Nominating & Corporate Governance Committee considers nominees recommended by stockholders as candidates for election to the Board of Directors. A stockholder wishing to nominate a candidate for election to the Board of Directors at an annual meeting, other than through proxy access provisions in our Amended and Restated Bylaws, is required to give written notice to our Corporate Secretary of his or her intention to make a nomination. Pursuant to our Amended and Restated Bylaws, the notice of nomination must be received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, the stockholder notice must be given by the later of the close of business on the date 90 days prior to such annual meeting date or the close of business on the tenth day following the date on which the annual meeting is publicly announced or disclosed. Please see *Additional Information — Stockholders' Proposals for 2019 Annual Meeting* below for additional information.

To recommend a nominee, a stockholder should write to the Corporate Secretary, c/o Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328. Any such recommendation must include:

- a statement in writing setting forth the name of the person or persons to be nominated;

- the number and class of all shares of each class of our stock owned of record and beneficially by each such person, as reported to such stockholder by such person;

- the information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, as amended from time to time;

- each such person's signed consent to serve as a director if elected;

- a statement whether such person, if elected, intends to tender promptly following such person's election or re-election, an irrevocable resignation effective upon their failure to receive the required vote for re-election at the next meeting for their re-election;

- such stockholder's name and address;

- in the case of a nominee holder, evidence establishing such nominee holder's indirect ownership of stock and entitlement to vote such stock for the election of directors at the annual meeting; and

- information disclosing all ownership interests in ICE, including derivatives, hedged positions and other economic and voting interests, as specified in items (v) through (xiii) under *Additional Information — Stockholders' Proposals for 2019 Annual Meeting* below.

In January 2016, our Board of Directors approved an amendment and restatement of our bylaws to implement proxy access. Accordingly, qualified stockholders can nominate candidates for election to the Board of Directors if such stockholders comply with the requirements contained in our Amended and Restated Bylaws within the designated time periods. Under the proxy access provisions of our Amended and Restated Bylaws, any stockholder (or group of up to 20 stockholders) owning 3% or more of ICE's Common Stock continuously for at least three years may nominate up to two individuals or 20% of our Board of Directors, whichever is greater, as director candidates for election to the Board of Directors, and require us to include such nominees in our annual meeting proxy statement if the stockholders and nominees satisfy the requirements contained in our Amended and Restated Bylaws. To nominate a nominee pursuant to the Amended and Restated Bylaws, a stockholder or group of stockholders must meet the qualifications required by the Amended and Restated Bylaws and submit to the Corporate Secretary, c/o Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328:

- a Schedule 14N (or any successor form) relating to the nominee, completed and filed with the SEC by the nominating stockholder, in accordance with the applicable rules;

- a written notice in a form deemed satisfactory by the Board of Directors, of the nomination of such nominee that includes additional information, agreements, representations and warranties as outlined in our Amended and Restated Bylaws;

- an executed agreement, in a form deemed satisfactory by the Board of Directors, pursuant to which the nominating stockholder agrees to certain requirements included in our Amended and Restated Bylaws; and

- an executed agreement, in a form deemed satisfactory by the Board of Directors, by the nominee.

Global Code of Business Conduct and Global Personal Trading Policy

We have adopted the Global Code of Business Conduct, which applies to all of our directors, officers and employees. The Global Code of Business Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, and applies to our Chief Executive Officer, Chief Financial Officer (who is our Principal Financial Officer) and our Principal Accounting Officer, as well as all other employees, as indicated above. The Global Code of Business Conduct also meets the requirements of a code of conduct under NYSE listing standards. The Global Code of Business Conduct, which includes information regarding our hotline for receiving concerns regarding our financial statements or accounting matters, as well as conflicts of interest and code violations, is available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media — Governance — Governance & Charter Documents — Global Code of Business Conduct.*" We will provide a printed copy of the Global Code of Business Conduct to stockholders upon request.

In addition, we have adopted a Global Personal Trading Policy that applies to all employees and directors, which prohibits, among other things, entering into hedging transactions relating to our stock. Specifically, employees and directors are prohibited from (i) engaging in short sales and buying or selling puts or calls or any derivative securities of our stock and (ii) holding our stock in a margin account or pledging our stock as collateral for a loan.

Communications with the Board of Directors

We have established a process for interested parties to communicate with members of the Board of Directors. If you have any concern, question or complaint regarding any accounting, auditing or internal controls matter, or any issues arising under our Global Code of Business Conduct, or other matters that you wish to communicate to our Board of Directors or non-management directors, send these matters in writing to:

Corporate Secretary
Intercontinental Exchange, Inc.
5660 New Northside Drive
Third Floor
Atlanta, GA 30328

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party. Communications are distributed to the Board of Directors, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. Information about our Board of Directors communications policy can be found on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media — Governance — Governance & Charter Documents — Board Communication Policy.*"

COMPENSATION MATTERS

PROPOSAL 2 — ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, we are asking stockholders to approve an advisory resolution on ICE's executive compensation as reported in this Proxy Statement. As this is an advisory vote, the result will not be binding, although our Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices.

We urge stockholders to read *Compensation Matters — Compensation Discussion & Analysis* below, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the *Summary Compensation Table* and related compensation tables and narrative below which provide detailed information on the compensation of our NEOs. Our Board of Directors and our Compensation Committee believe that the policies and procedures articulated in *Compensation Matters — Compensation Discussion & Analysis* are effective in achieving our goals and that the compensation of our NEOs reported in this Proxy Statement has supported and contributed to ICE's success.

We are asking stockholders to approve the following advisory resolution at the 2018 Annual Meeting:

> **RESOLVED**, that the holders of Common Stock approve, on an advisory basis, the compensation of our named executive officers as disclosed in the Proxy Statement pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion & Analysis," the compensation tables and related disclosure.

Directors' Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

COMPENSATION DISCUSSION & ANALYSIS

INTRODUCTION

In this section, we discuss our executive compensation program as it relates to our NEOs:

Name	Position
Jeffrey C. Sprecher	Chairman and Chief Executive Officer
Scott A. Hill	Chief Financial Officer
Charles A. Vice	Vice Chairman
David S. Goone	Chief Strategy Officer
Thomas W. Farley	President, NYSE Group
Benjamin R. Jackson	President

We are a leading global operator of regulated exchanges, clearing houses and listings venues, and a provider of data services for commodity, fixed income and equity markets. We operate regulated marketplaces for listing, trading and clearing of a broad array of derivatives and securities contracts across major asset classes, including energy and agricultural commodities, interest rates, equities, equity derivatives, exchange traded funds, credit derivatives, bonds and currencies. We also offer end to end data services and solutions to support the trading, investment, risk management and connectivity needs of customers around the world across major asset classes.

Our executive compensation philosophy is to link compensation with individual achievement, company performance, and the creation of stockholder value. This philosophy manifests itself in the following four primary objectives:

- attract, retain and reward executive officers capable of achieving our business objectives;

- offer competitive compensation opportunities that reward individual contribution and company performance;

- align the interests of executive officers and stockholders over the long-term; and

- pay total compensation that is commensurate with the performance achieved and value created for stockholders.

Our executive compensation program offers three distinct direct compensation elements that are consistent with the objectives outlined above:

- **Base salary:** A cash base salary enables us to recruit and retain qualified executives by providing regular, stable compensation for their service during the year. We offer base salaries that are competitive with our peers and commensurate with the industry, the experience of the executive and the scope of the role.

- **Annual bonus:** Our cash bonus plan is designed to reward the achievement of our annual performance targets, which align with our strategic business priorities. These targets are based primarily on objective and quantitative components, but also include qualitative components for measuring both corporate and individual achievement relative to objectives.

- **Equity compensation:** We use equity vehicles, including stock options and PSUs, to deliver long-term incentive compensation in a manner that aligns employee interests with the interests of our stockholders, and serves as a retention tool through multi-year vesting schedules.



EQUITY COMPENSATION

- Averages 66% of target total direct compensation for our NEOs
- Use of options and PSUs as our equity vehicles aligns executive and stockholder interests
- 3-year vesting schedules promote retention of our executives

BASE SALARY

- Averages 11% of target total direct compensation for our NEOs
- Sole fixed source of cash compensation
- Competitive salaries enable us to recruit and retain qualified executives

ANNUAL BONUS

- Averages 23% of target total direct compensation for our NEOs
- Earned based on quantitative financial metrics and qualitative objectives
- Rewards company performance and individual contributions

Financial Performance Highlights

ICE continued to deliver strong annual operating results as evidenced by the following 2017 performance highlights:

- Twelfth consecutive year of record revenue and adjusted earnings, including record financial results each year as a public company;

- Record 2017 consolidated revenues less transaction-based expenses of $4.6 billion and 2017 adjusted diluted earnings per share of $2.95, up 6% year-over-year;[1]

- Returned $1.4 billion to stockholders through dividends and share repurchases in 2017 and increased first quarter 2018 quarterly dividend by 20% relative to 2017;

- Three-year TSR of nearly 70% (based on stock price increase from $43.86 on December 31, 2014 to $70.56 on December 31, 2017, plus quarterly dividend payments); and

- Expanded and strengthened markets served and our range of data and risk management services through organic growth and strategic acquisitions.

2017 Direct Compensation

2017 Target Direct Compensation

The Compensation Committee, with the help of its independent compensation consultant, reviews the target direct compensation for our NEOs each year. We have historically aimed to set targets for each element of direct compensation at a level between the median and 75th percentile of the market relative to our peer group, depending upon factors including the NEO's experience in his or her respective position, individual performance and impact on the organization, company performance, retention objectives and internal pay equity considerations. The Compensation Committee considers each NEO's total compensation package when making changes to the individual elements that comprise the NEO's compensation. For example, if the Compensation Committee makes a change to an officer's base salary, the Compensation Committee reviews the change in light of the other elements of compensation, including the annual bonus and equity compensation.

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[1]   Adjusted EPS is a non-GAAP metric. Please refer to the section titled "Non-GAAP Financial Measures" in ICE's Annual Report on Form 10-K filed with the SEC on February 7, 2018 for the equivalent GAAP term and reconciliation to the GAAP term.

For 2017, target compensation levels for each of our NEOs (other than Mr. Jackson) were informed by reviews completed in 2016 and 2017. Based on those reviews, the Compensation Committee determined to make no changes to base salary or annual bonus for our NEOs, and to increase target values for equity compensation. Mr. Jackson's target compensation levels were established in connection with his promotion to President in 2017. The table below sets forth the target direct compensation for our NEOs and its positioning relative to peers.

Name and Position	Base Salary as of June 1, 2017 ($)[1]	2017 Target Annual Bonus (% of Base Salary)[1]	2017 Target Equity Compensation ($)[2]	2017 Target Total Direct Compensation ($)	Positioning Relative to Peers (Percentile)
Jeffrey C. Sprecher Chairman and Chief Executive Officer	$1,050,000	250%	$10,750,000	$14,425,000	75th
Scott A. Hill Chief Financial Officer	$725,000	175%	$3,350,000	$5,343,750	50th to 75th
Charles A. Vice Vice Chairman	$775,000	200%	$4,750,000	$7,075,000	75th
David S. Goone Chief Strategy Officer	$675,000	175%	$2,750,000	$4,606,250	50th to 75th
Thomas W. Farley President, NYSE Group	$675,000	175%	$2,750,000	$4,606,250	50th to 75th
Benjamin R. Jackson President	$675,000	175%	$1,500,000	$3,356,250	—

(1) For each NEO other than Mr. Jackson, the Compensation Committee determined that no adjustments would be made in 2017 to base salary or target annual bonus. Mr. Jackson's base salary and target annual bonus were established in connection with his promotion to President. Mr. Jackson's noted salary was made effective November 16, 2017.
(2) For Messrs. Sprecher, Hill, Vice, Goone and Farley, the Compensation Committee determined to increase 2017 target equity compensation from 2016 target levels of $7,000,000, $3,000,000, $4,500,000, $2,500,000 and $2,300,000, respectively.

Annual Bonus
Our NEOs participate in our stockholder approved Executive Bonus Plan. Annual bonuses are earned between 0% and 200% of target based on performance measures established at the beginning of each year. Any potential payments are limited according to the terms of the Executive Bonus Plan. Furthermore, the impact of mid-year merger and acquisition activity is excluded from results and cannot be used to meet quantitative financial performance targets established at the beginning of the year.

At the beginning of each year, the Compensation Committee and, as it relates to financial and strategic metrics, the Board of Directors approves company and individual goals for the year. From these goals, management business objectives ("MBOs"), are established that serve as the performance measures for the annual bonus. At the end of each year, the Compensation Committee evaluates the Executive Bonus Plan funding (which is equal to 3% of EBITDA) and awards annual bonus payments to the NEOs based on company and individual achievement of the pre-established MBOs. The Compensation Committee also determines the overall bonus pool available for our broad-based employee annual bonus plan, based on the same MBO achievement criteria.



Company and individual MBOs are made up of financial measures (90%) and non-financial measures (10%). For purposes of 2017 annual bonuses, the financial measures consisted of revenue performance (weighted 30% of the total annual bonus) and adjusted net income performance (weighted 60% of the total annual bonus). The Compensation Committee and management believe that revenue is the right measure for annual performance given our focus on growth. Adjusted net income, which is weighted more heavily, was chosen as it is tied to our overall profitability. The non-financial performance measures included items such as product launches, integration of acquisitions, key technology initiatives, and leadership development. Determining achievement of the non-financial measures necessarily involves a subjective assessment of corporate and individual performance by the Compensation Committee. The Compensation Committee believes that it is appropriate to use some subjective assessments (within the context of the objective EBITDA-based funding formula and maximum bonus amounts) as part of the annual bonus determination in light of ICE's growth, its rapidly evolving industry, the existence of few direct peer companies and the challenges inherent in establishing objective and strictly budget-based goals in a dynamic environment.

The Compensation Committee strives to set the performance targets for the annual bonus plan at levels that are challenging but achievable, and incorporates a significant degree of "stretch" to encourage and reward outstanding corporate performance. The payouts are leveraged to provide higher payments in years of exceptional performance and lower payments in years where performance is below the target level. For 2017, our target goals for revenue and adjusted net income represented an approximately 5% and 4% increase, respectively, over 2016 actual results, which the Compensation Committee believes were properly challenging given the economic and competitive conditions facing ICE.

In December 2017 and February 2018, the Compensation Committee reviewed ICE's performance and determined that the 2017 financial performance MBOs were achieved as follows:

Financial Metric	2017 Goal	2017 Actual*	2017 Actual Compared to 2017 Goal
Consolidated Revenues (weighted 30%)	$4,705 Million	$4,629 Million	98%
Adj. Consolidated Net Income Attributable to ICE (weighted 60%)	$1,730 Million	$1,752 Million	101%

* The 2017 actual adjusted consolidated net income attributable to ICE is equal to the adjusted consolidated net income attributable to ICE included in ICE's most recent Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 7, 2018.

The above weighted financial performance achievement yields an achievement of approximately 100% of the 2017 financial performance MBOs, which accounts for 90% of the overall annual bonus determination.

In determining achievement of the 2017 non-financial performance MBOs, the Compensation Committee considered the following individual contributions:

- Mr. Sprecher: leadership on continued development of data services business, including the development of new data services management team; continued strategic foresight and market leadership; significant work with global regulators, lawmakers and investors; and his assessment of, and leadership on, human capital management.

- Mr. Hill: leadership in budgeting, forecasting and scenario planning processes, as well as risk assessments; significant progress in delivering synergies related to prior acquisitions; leadership on enterprise risk management framework; significant work with institutional investors, rating agencies and analysts; and leadership and coordination of our clearing houses.

- Mr. Vice: leadership in strategic requirements under global financial reform; system reliability, performance and scale enhancements across all of ICE's technology platforms; continued development and deployment of NYSE's integrated trading technology platform; leadership on enterprise risk management framework; significant progress in delivering synergies related to prior acquisitions; and continued leadership in the identification and mitigation of key risks and uncertainties related to projects and daily operations.

- Mr. Goone: development and launch of NYSE FANG+™ Index Futures Contract, ICE Benchmark Administration's continued development and growth; and oversight and board leadership for key investments (*e.g.,* Cetip, The Depository Trust & Clearing Corporation and The Options Clearing Corporation).

- Mr. Farley: continued development of NYSE leadership team; continued development and deployment of NYSE's integrated trading technology platform; continued equity market and listings leadership; and significant progress in driving improved business results and efficiencies within NYSE.

- Mr. Jackson: leadership across multiple merger and acquisition activities, including acquisition of TMX Atrium, acquisition of the Bank of America Merrill Lynch Global Research division's fixed income index platform, disposition of Interactive Data Managed Solutions business unit, disposition of NYSE Governance Services business unit, and disposition of Trayport to TMX Group in exchange for consideration including NGX and Shorcan Energy.

Based on these factors and accomplishments, the Compensation Committee determined that the NEOs achieved their 2017 non-financial performance MBOs, which accounts for 10% of the overall annual bonus determination, at target (100%) for the NEOs other than Mr. Jackson. In light of Mr. Jackson's significant contributions and achievements during 2017, the Compensation Committee approved an above target achievement of his 2017 non-financial performance MBOs.

Based on the performance and considerations described above, the following annual bonus awards for fiscal year 2017 were approved by the Compensation Committee:

Name and Position	2017 Annual Bonus
Jeffrey C. Sprecher Chairman and Chief Executive Officer	$2,625,000 (100% of target)
Scott A. Hill Chief Financial Officer	$1,268,750 (100% of target)
Charles A. Vice Vice Chairman	$1,550,000 (100% of target)
David S. Goone Chief Strategy Officer	$1,181,250 (100% of target)
Thomas W. Farley President, NYSE Group	$1,181,250 (100% of target)
Benjamin R. Jackson President	$1,374,631 (116% of target)

All annual bonus awards for the NEOs were paid in cash during February 2018, and are included in the "Non-Equity Incentive Plan Compensation" column in the *Summary Compensation Table*.

As noted above, the Compensation Committee seeks to set annual bonus performance targets at levels that incorporate a significant degree of "stretch". Based on our history of achievement under the annual bonus plan, we believe that we have succeeded in setting targets that represent stretch but achievable goals. As illustrated by the below chart, we have performed close to the target level in most of the last five years notwithstanding the fact that we experienced a significant amount of growth during the five-year period, which further illustrates the stretch built into each year's target goals.

Overall Bonus Achievement Versus Goal as a % of Target				
2017	2016	2015	2014	2013
100%	100%	106%	100%	94%

For purposes of the 2018 Annual Incentive Plan, the Company will utilize the same financial measures and weightings as used in 2017. With regard to specific performance goals for 2018, we note that because the Company does not provide detailed revenue or earnings guidance, the specific 2018 financial goals are not detailed in this filing. We will publish the 2018 targets and the corresponding 2018 achievement in our 2019 Proxy Statement filing. Please refer to our Investor Relations website at *www.ir.theice.com* for publicly available information related to our financial performance.

Equity Compensation
The Compensation Committee believes that equity awards are an effective vehicle to align the interests of executive officers with those of our stockholders, serve as a retention tool through multi-year vesting schedules and discourage employees from taking inappropriate business risks. ICE is sensitive to the concerns of its stockholders regarding the potential dilutive impact of equity awards, and also takes into account the relevant accounting and tax impact of all potential forms of equity awards in designing its grants.

When determining award types to use for the annual equity award, the Compensation Committee seeks to maintain a focus on both growth and financial performance. In 2016, the Compensation Committee conducted a review of our overall compensation program and specifically re-evaluated the company's approach to long-term incentive awards. The Compensation Committee considered all aspects of the long-term incentive award program, including equity vehicles used, performance periods, and vesting schedules. In examining the topic, the Compensation Committee worked closely with its independent compensation consultant, reviewed feedback received from shareholder advisory firms, reviewed practices at similarly situated companies (including our peers), considered the amount of change appropriate in a given year, and specifically discussed the topic with many large stockholders. For purposes of the 2017 equity award, the Compensation Committee ultimately concluded that while the overall existing program was sound, certain modifications were

appropriate, including the introduction of a new PSU award type based on ICE's TSR. As a result, the Compensation Committee used stock options, PSUs based on TSR and PSUs based on ICE's EBITDA to deliver 2017 equity compensation to our NEOs as follows:


20%
TSR-based PSUs
Earned 0% - 200% based on 2017 – 2019 relative TSR, and cliff vest after 3 years
60%
EBITDA-based PSUs
Earned 0% - 200% based on 2017 EBITDA (with the potential for reduction based on 2017 relative TSR if EBITDA performance is above target), and vest in equal annual installments over 3 years
20%
Stock Options
Vest in equal annual installments over 3 years

We chose stock options as a means of linking a portion of the long-term incentive awards for our most senior executives directly to our Company's stock price growth and performance. For the 2017 award, the Compensation Committee approved a vesting schedule of 33.3% per year, over three years. The Compensation Committee believes the use of stock options is appropriate given the Company's continued positioning as a growth company.

We introduced TSR-based PSUs in 2017 as a means of creating an even greater link between long-term stockholder value creation and executive rewards. As illustrated below, the number of shares ultimately earned under this new award type will vary based on the Company's cumulative TSR performance over the three-year period from 2017 – 2019 relative to that of the S&P 500. These awards will cliff vest in February 2020.

	Threshold Performance	Target Performance	Maximum Performance
Company 3-Year TSR relative to S&P 500 3-Year TSR	25th percentile	50th percentile	75th percentile
PSUs earned (as % of target)	50%	100%	200%

We chose EBITDA-based PSUs as a means of rewarding senior executives for delivering on pre-established financial performance goals. The Compensation Committee continues to feel that EBITDA is a very strong indicator of Company performance and stockholder value, and is the most prominent measure evaluated when determining the financial impact of actual and potential acquisitions. The Compensation Committee determined that a one-year performance period was appropriate again in 2017 for this portion of the long-term incentive awards because of the Company's continued growth trajectory due, in part, to our acquisitive nature. The Compensation Committee determined that as a growth company that is continually developing new products and services and entering new markets, the one-year measure provides the Compensation Committee the opportunity to reset targeted EBITDA performance each year to account for the impact and financial expectations of new products, services, markets and acquisitions. Because EBITDA has been utilized as a consistent measure for these types of awards, the Compensation Committee has the opportunity to ensure the year-over-year targets have a sufficient degree of stretch.

The EBITDA-based PSUs were subject to ICE's 2017 EBITDA performance as well as a stock market condition that could have reduced the number of shares that were earned above target based on ICE's 2017 TSR as compared to the S&P 500 index. The number of shares that could have been earned based on ICE's 2017 EBITDA performance ranged from zero for performance below the threshold performance target, 50% of the target award for performance at the threshold (85% of the EBITDA goal), 100% of the target award for performance at the target and 200% of the target award for performance at the maximum (113% of the EBITDA goal) performance level. EBITDA results excluded the impact of mid-year M&A activity, which could not be used to meet EBITDA performance targets. In the event ICE achieved above-target EBITDA performance, the stock market condition would have reduced the number of shares earned

above target by 10 percentage points if ICE's 2017 TSR was below the S&P 500 index's 2017 TSR by 10% or less, or reduced such shares by 20 percentage points if ICE's 2017 TSR was below the S&P 500 index's 2017 TSR by more than 10%. The table below illustrates the number of PSUs earned based on EBITDA performance and the impact of the stock market condition. Earned awards vest in three equal annual installments beginning in February 2018.

		Threshold Performance (85% of goal)	Target Performance (100% of goal)	Maximum Performance (113% of goal)
2017 Consolidated EBITDA		$2,514,300,000	$2,958,000,000	$3,342,540,000
PSUs earned (as % of target)	Greater than or equal to S&P 500 Index 2017 TSR	50%	100%	200%
	Below S&P 500 Index 2017 TSR by 10% or less	No reduction	No reduction	190%
	Below S&P 500 Index 2017 TSR by greater than 10%	No reduction	No reduction	180%

The following equity awards were granted to the NEOs on January 18, 2017:

Name and Position	Stock Options*	TSR-Based PSUs (at target)	EBITDA-Based PSUs (at target)
Jeffrey C. Sprecher Chairman and Chief Executive Officer	204,957	37,515	112,545
Scott A. Hill Chief Financial Officer	63,870	11,690	35,072
Charles A. Vice Vice Chairman	90,562	16,576	49,729
David S. Goone Chief Strategy Officer	52,430	9,596	28,790
Thomas W. Farley President, NYSE Group	52,430	9,596	28,790
Benjamin R. Jackson President	28,598	5,234	15,704

* The stock options were granted with a strike price of $57.31, which was the closing price of our Common Stock on the grant date, January 18, 2017.

At a meeting in early February 2018, the Compensation Committee determined that ICE's EBITDA for 2017 was 100% of target, as illustrated below.

Financial Metric	2017 Goal	2017 Actual*	2017 Actual Compared to 2017 Goal
Consolidated EBITDA	$2,958 Million	$2,958 Million	100.0%

* The 2017 actual consolidated EBITDA is equal to earnings before interest, taxes, depreciation, and amortization adjusted for the non-GAAP measures described in ICE's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the Securities and Exchange Commission on February 7, 2018.

Pursuant to the terms of the awards, certain costs attributable to merger and acquisition activity were excluded based on the rationale that ICE does not want to discourage future acquisition attempts when opportunities arise. Because ICE's 2017 EBITDA performance was at target, ICE's 2017 TSR relative to that of the S&P 500 was not a factor. Accordingly, EBITDA-based PSUs were earned at 100% of the target level resulting in each NEO earning the target number of EBITDA-based PSUs set forth in the table above. The first tranche (1/3) of shares earned pursuant to 2017 EBITDA-based PSUs vested on February 20, 2018. Subject to continued employment, the second tranche (1/3) of shares earned is scheduled to vest in February 2019 and the final tranche (1/3) of shares earned is scheduled to vest in February 2020.

As with the annual bonus, the Compensation Committee seeks to set equity compensation performance goals at levels that incorporate a significant degree of "stretch". Based on our history of achievement with respect to EBITDA-based PSUs, we believe that we have succeeded in setting targets that challenge our NEOs, and reward exceptional performance. As illustrated by the below chart, we have performed close to the target level in most of the last five years notwithstanding the fact that we experienced a significant amount of growth during the five-year period, which further illustrates the stretch built into each year's target goals.

	2017	2016	2015	2014	2013
Overall EBITDA Achievement as a % of Target	100%	101.5%	106%	99%	94%
TSR Adjustment (if EBITDA Performance is Above Target)	Not Applicable	None (ICE TSR Exceeded S&P 500 TSR)	None (ICE TSR Exceeded S&P 500 TSR)	Not Applicable	Not Applicable
Resulting % of Target Shares Earned	100%	111.5%	147.7%	96.7%	77.3%

Equity awards for all officers are approved at a meeting of the Compensation Committee. ICE management is not authorized to approve equity awards for officer-level employees, and does not have the discretion or authority to govern the timing of equity awards. In 2017, no equity awards for officers were approved outside of a Compensation Committee meeting. ICE uses the closing price of its Common Stock on the NYSE on the grant date for purposes of establishing the strike price of stock options and for accounting purposes of other equity awards. ICE has not issued stock options with an exercise price below the fair market value of its Common Stock on the grant date.

2018 Equity Award Structure

In 2018, we utilized the same long-term incentive award vehicles, in the same proportions, as in 2017.

For the 2018 TSR-based PSU award, we used the same performance measure of ICE's three-year TSR relative to that of the S&P 500, and the same threshold, target and maximum criteria, as utilized in 2017.

With regard to the specific performance goals for purposes of the 2018 EBITDA-based PSU award, we note that because the Company does not provide detailed revenue or earnings guidance, the specific 2018 EBITDA goal is not detailed in this filing.

Please refer to our Investor Relations website at *www.ir.theice.com* for publicly available information related to our financial performance. As we have done in this filing with respect to the 2017 award, we will publish the 2018 EBITDA target for our 2018 PSU awards based on one-year EBITDA and the corresponding 2018 achievement in our 2019 Proxy Statement filing.

One-Time Cash Bonus and Equity Award to Mr. Jackson

In connection with outstanding achievement across a variety of merger and acquisition related initiatives, many of which are noted above in the individual contributions considered with respect to Mr. Jackson's annual bonus, and in connection with his promotion to President of Intercontinental Exchange, the Compensation Committee approved a one-time compensation action consisting of (i) an award of time-vesting restricted stock units, which vest in three equal annual installments, made on December 13, 2017 with a grant date value of approximately $300,000, and (ii) a cash bonus in the amount of $700,000.

Other Compensation and Benefits

Perquisites

ICE provides medical insurance, life and disability insurance and other benefits to executives that are generally available to other employees. For certain grandfathered U.S. executive officers, including the NEOs, ICE provides an enhanced term life insurance benefit (calculated at five times salary less $100,000) and a supplemental disability insurance benefit that is designed to approximate the total benefit level (60% of eligible compensation) that cannot be provided pursuant to the limits in our group disability plans ($10,000 per month). Our contributions to these benefits programs are included in the *2017 All Other Compensation* section of the *Summary Compensation Table* below.

Our Compensation Committee has approved a Corporate Aircraft Policy which, among other things, includes the authorization of up to $75,000 of incremental cost per year to ICE for personal use of company-owned or leased aircraft by each of Mr. Sprecher and Mr. Vice. In 2017, Mr. Sprecher did not have any unreimbursed personal use of company-owned aircraft and Mr. Vice had $13,514 of unreimbursed cost for personal use of company-owned aircraft, which is reported in the *2017 Summary Compensation Table* and the *2017 All Other Compensation Table*.

In addition in 2017, the Compensation Committee approved relocation related expenses in the amount of $124,699 to Mr. Jackson in connection with his relocation from New York to Atlanta. These amounts are reported in the *2017 Summary Compensation Table* and the *2017 All Other Compensation Table*.

There were no other perquisites provided to any of our executive officers in 2017 that would require disclosure in the *Summary Compensation Table*.

Retirement Plans

We provide retirement benefits to U.S. corporate officers through a 401(k) retirement plan on the same terms and conditions as those offered to all ICE employees. Generally, in 2017, we provided an immediately vested matching contribution of 100% of the first 6% of employee deferrals of eligible compensation, subject to Internal Revenue Service limits ($270,000 per individual in 2017). We do not offer an active defined benefit pension plan or any other form of active supplemental executive retirement plan.

2017 "Say-on-Pay" and "Say-on-Pay Frequency" Vote Results and Stockholder Engagement

At our 2017 Annual Meeting of Stockholders held on May 19, 2017, approximately 97% of stockholders voted to approve the non-binding advisory vote on executive compensation. Approximately 77% of stockholders voted that the say-on-pay vote should be held annually (rather than biennially or triennially). In addition to seeking stockholder feedback through our "say-on-pay" and "say-on-pay frequency" votes, ICE also held meetings with approximately 10 of our largest stockholders to obtain their views on our executive compensation program and governance matters. The Compensation Committee will continue to review our executive compensation program as well as consider stockholder input and consider the outcome of our "say-on-pay" votes when making future compensation decisions for our NEOs.

Compensation Practices

We do not maintain formal targets for the allocation of total compensation through each compensation element. We do strive to maintain a low fixed-cost compensation structure (*i.e.,* base salary, benefits and perquisites) and to deliver the majority of value through variable pay elements (*i.e.,* annual bonus and performance-based equity compensation). We have maintained this "pay for performance" orientation since our founding and believe it is an important element of our entrepreneurial culture.

Based on a review by Compensation Advisory Partners, the Compensation Committee's independent compensation consultant, our mix of compensation continues to emphasize variable incentive compensation, rather than fixed compensation, to a greater degree than our peers. This focus on variable incentive compensation is consistent with the Compensation Committee's emphasis on performance-based awards for officers and our compensation philosophy.

We believe that our mix of cash/non-cash and short-term/long-term incentives provides an appropriate balance between our longer-term business objectives and shorter-term retention and competitive needs. We also believe that providing the majority of our NEOs' compensation in the form of long-term incentive awards, when combined with our clawback policy and stock ownership requirements, each discussed below, has the additional benefit of discouraging employees from taking inappropriate risks.

Compensation Committee Role

Our Compensation Committee is responsible for designing, administering and implementing our executive compensation programs. The Compensation Committee is composed of four directors and each of the four directors is a "non-employee director," as defined in Rule 16b-3 promulgated under the Exchange Act, and an "outside director," as defined pursuant to Section 162(m) of the Code. The Compensation Committee determines the type and level of compensation for executive officers (generally defined as Section 16 officers under the Exchange Act, but the Compensation Committee has historically included all corporate officers under this definition), reviews the performance of the Chief Executive Officer, and oversees the administration of ICE's Executive Bonus Plan, ICE's broad-based employee annual bonus plan and all of ICE's equity compensation plans. The Compensation Committee Charter, which is periodically reviewed and revised by the Compensation Committee and the Board of Directors, outlines the specific responsibilities of the Compensation Committee.

Our Annual Review Process

The Compensation Committee reviews our executive compensation programs and practices each year with the help of its independent compensation consultant, Compensation Advisory Partners. Reviews were completed in both 2016 and 2017 that informed decision making for 2017 compensation levels. Generally, the 2016 review informed decision making regarding target 2017 equity awards granted in January of 2017, and the 2017 review informed decision making regarding 2017 salary adjustments as well as target 2017 annual incentive opportunities. As discussed above, for 2017 the Compensation Committee decided to increase target values for 2017 equity compensation to improve competitive positioning for our NEOs and make no changes to base salary or annual bonus. The next review will be completed in 2018.

In setting target direct compensation levels for each NEO, the Compensation Committee reviews an analysis of individual compensation levels prepared by Compensation Advisory Partners that reports compensation paid to the NEO and compares base salary, total cash compensation (base salary plus annual bonus) and total direct compensation (total cash compensation plus equity compensation) against relevant market data, including peer group data.

For Mr. Sprecher, our Chief Executive Officer, the Compensation Committee determines individual performance and conducts an annual review of his salary, bonuses and equity awards. For other NEOs, Mr. Sprecher provides input to the Compensation Committee regarding his views on the performance of these other officers during the Compensation Committee's annual review of salary, bonuses and equity awards.

In addition to examining market data on individual positions, the Compensation Committee also focuses on the "total cost of management," which is an aggregation of total direct annual compensation for the NEOs, excluding any special one-time awards. Based on the analysis prepared in 2017 by Compensation Advisory Partners, our "total cost of management" is between median and the 75th percentile of the peer group. Our revenue and EBITDA performance was in the top quartile relative to our peer group which demonstrates our alignment of executive compensation with company performance.

Role of Compensation Consultant

The Compensation Committee has engaged a compensation consulting firm to serve as its compensation advisor since the founding of ICE in 2000. During 2017, the Compensation Committee retained Compensation Advisory Partners, which has served the Compensation Committee since 2011, to advise on executive compensation matters. The information provided by Compensation Advisory Partners in 2017 included: competitive salary, bonus and equity data for certain positions within ICE and benchmarking analysis against our peers. In addition, Compensation Advisory Partners helped analyze our bonus and equity award programs, provided advice regarding the selection of our peer group, provided updates to the Compensation Committee on trends and regulatory developments, analyzed director compensation and assisted in the review of our compensation plans to determine if the arrangements incented inappropriate risk taking.

The NEOs have not participated in the selection of Compensation Advisory Partners or any other compensation consultant in connection with advice regarding executive and director compensation matters. A representative from the compensation consultant attends most Compensation Committee meetings and is available between meetings as a resource for the Compensation Committee and management. The Compensation Committee determines in its sole discretion which compensation consultant to retain for various services, and the consultant reports directly to the Compensation Committee. Use of a particular consulting firm by the Compensation Committee does not preclude management from hiring the same consulting firm. In 2017, Compensation Advisory Partners did not provide any other services to ICE. In compliance with the SEC and NYSE requirements regarding the independence of compensation consultants, Compensation Advisory Partners provided the Compensation Committee with a letter addressing each of the six independence factors. Their responses affirm the independence of the firm and its partners, consultants, and employees who service the Compensation Committee on executive compensation matters and governance issues.

Compensation Peer Group

The Compensation Committee utilizes a peer group to assess ICE's executive compensation program. ICE's peer group includes comparable financial exchanges, financial services providers, technology companies and related companies based on metrics such as revenue and market capitalization. The peer group is reviewed annually by the Compensation Committee, with assistance and recommendations from its independent compensation consultant, and adjustments are made as necessary. The Compensation Committee reviews annually the executive pay practices of these peer companies as reported in industry surveys, public filings and reports from compensation consulting firms. This information is considered when making recommendations for ICE's compensation programs and practices.

The 2017 peer group was the same as the 2016 peer group, except that NEX Group (formerly ICAP PLC) was removed from the group due to its substantially smaller size as a result of its disposal of a significant portion of its business.

The 2017 peer group was comprised of the following companies:

Citrix Systems Inc.	London Stock Exchange	Salesforce.com Inc.
CME Group, Inc.	MasterCard, Inc.	State Street Corp.
Deutsche Börse AG	Moody's Corp.	TD Ameritrade Holding Corp.
Fidelity National Information Services Inc.	Nasdaq Inc.	Thomson Reuters
Fiserv Inc.	Northern Trust Corp.	Visa Inc.
Hong Kong Exchanges and Clearing Limited	S&P Global Inc.	

Risk Assessment with Respect to Compensation

The Compensation Committee, with the assistance of its independent compensation consultant and management, has completed a review of compensation policies and programs, including those not applicable to NEOs, and does not believe there are circumstances where the risks arising from these policies or programs are reasonably likely to have a material adverse effect on ICE. The review examined the balance of fixed and variable elements of compensation, mix of cash and non-cash components and focus on both annual and longer-term operational and financial performance alignment with stockholder interests. Moreover, we designed into our compensation program certain structural features that align our NEOs' financial incentives with those of our stockholders and mitigate inappropriate risk-taking by our executives, including our NEOs, such as a clawback policy, stock ownership requirements, and a total compensation mix weighted in favor of long-term, equity-based awards. The Compensation Committee continues to monitor the risk exposure of our compensation policies and programs.

Clawback Policy

We have adopted a compensation recoupment, or "clawback" policy, to permit ICE to seek recovery of performance-based incentive awards in the event of certain financial statement restatements. The clawback policy states:

> Effective December 9, 2010, it is ICE's policy that if ICE's financial statements are required to be restated due to intentional misconduct and/or fraud, the Compensation Committee will, when deemed appropriate in its discretion, direct that ICE seek to recover all or a portion of any affected award made to officers who have engaged in the intentional misconduct and/or fraud that caused the need for the restatement with respect to any fiscal period of ICE. An "affected award" includes any cash or equity-based bonus or incentive compensation payment awarded or given to the employee after the effective date of this policy, and the net proceeds of any stock options exercised after the effective date of this policy, that were advantaged by the filing of the financial statements that were required to be restated.

> The amount to be recovered from such individual shall be the estimated amount up to which the affected award exceeded the amount that would have been paid to (or received by) the employee had ICE's financial statements been properly stated. The Compensation Committee has the authority to determine an appropriate recovery amount, if any, under the circumstances, and whether to initiate or continue pursuing a recovery, based upon factors consistent with the Compensation Committee's exercise of its fiduciary duties and the Compensation Committee's good faith reliance upon information, opinions or advice from professional advisors, consultants or experts.

When the clawback provision under the Dodd-Frank Wall Street Reform and Consumer Protection Act is finalized and adopted, we will update our policy, as necessary.

Termination of Employment and Change of Control Payments

We have entered into employment agreements with each of our NEOs that provide benefits upon certain employment terminations, including certain terminations in connection with a "Change in Control" of ICE. The terms of these employment agreements are discussed in more detail in the narrative following the *2017 Summary Compensation Table* below. The Compensation Committee believes that employment agreements with termination and certain Change in Control protections are appropriate and necessary to attract and retain executive level talent and to mitigate uncertainty and distraction of our management team in the event that the employment of any of our NEOs terminates. The Compensation Committee intends that the terms of NEO employment agreements be consistent with market practice, as adjusted for our business considerations, and periodically reviews the terms of our NEOs' employment agreements compared to market practice. The employment agreements with our NEOs do not include any Code Section 280G "golden parachute" excise tax gross-up provisions.

The Change in Control protections for NEOs require a "double-trigger" (*i.e.*, two events must occur before any severance payment is made: there must be a Change in Control and the executive officer's employment must be involuntarily terminated) before a payment is provided. The Compensation Committee opted for a "double-trigger," rather than providing for payments solely on the basis of a Change in Control, because the Compensation Committee believes this to be more consistent with the purpose of encouraging the continued employment of our NEOs following a Change in Control and with market practice. Furthermore, the Change in Control provisions provide significant retention value with respect to our NEOs.

Stock Ownership Policy, Retention Recommendations and Global Personal Trading Policy

Stock Ownership Policy

The Compensation Committee believes that it is in the best interests of stockholders for ICE's executives and directors to own a significant amount of ICE Common Stock. Moreover, a meaningful direct ownership stake by our executives and directors demonstrates to our other investors and stockholders a strong alignment of interests and commitment to ICE's success, and also provides a structural mechanism to discourage our executives from taking inappropriate business risks. Accordingly, ICE's Stock Ownership Policy is applicable to all ICE officers (including all of the NEOs, but excluding officers for whom a significant portion of their compensation is commission-based or who work in a jurisdiction where ICE does not typically grant equity awards) and directors, and requires the following level of ownership (expressed as a multiple of base salary for executives and a multiple of annual cash retainer for directors):

Position	Ownership Multiple Policy Requirement	Average Stock Ownership Multiple*
Chief Executive Officer	10 times base salary	365 times (Sprecher)
Executive Vice Chairman & President	4 times base salary	29 times (Vice/Jackson)
C-Level Executives and Senior Vice Presidents	2 times base salary	25 times (Hill/Goone/Farley)
Vice Presidents and any other corporate officers	1 times base salary	All in compliance
Members of the Board of Directors of ICE	5 times annual cash retainer	All in compliance

* As defined in the Stock Ownership Policy and summarized below as of the record date. New officers and directors have five and three years, respectively, to comply with ownership requirements.

In establishing the ownership multiple, the Compensation Committee considered information about ownership multiples at its peer companies and recommendations from third-party groups such as Institutional Shareholder Services, or ISS, and its external compensation consultant. "Ownership," for purposes of this Stock Ownership Policy, includes: (i) shares of ICE Common Stock that are owned outright (including those held by a spouse or dependent children), (ii) vested "in-the-money" stock options and (iii) unvested restricted stock and restricted stock units that are not subject to any performance-based vesting metric. All unvested stock options, "underwater" stock options and unearned performance-based equity awards do not count towards the ownership targets. A newly appointed corporate officer, or newly elected director, will have five years from his or her date of hire or appointment as an officer or director to comply with this Stock Ownership Policy. The Compensation Committee will monitor the ownership levels of such executives and directors during this transition period.

The Compensation Committee monitors the stock ownership levels of our officers and directors on at least an annual basis. In the event of a corporate officer or director's noncompliance with ICE's stock ownership policy, the Compensation Committee will review the facts and circumstances regarding the noncompliance and will use its discretion in determining the appropriate corrective actions and/or penalties. Such corrective actions and penalties include, but are not limited to, instructing the officer or director to buy shares of our Common Stock in the open market to comply with the Stock Ownership Policy, reducing or eliminating future equity grants to the officer or director until they comply with the Stock Ownership Policy or issuing a warning to the officer or director. To date, there have been no instances of noncompliance with the Stock Ownership Policy.

Retention Recommendations

To facilitate meeting the minimum holding requirements as specified in this Stock Ownership Policy in a timely fashion, the Compensation Committee recommends that all corporate officers and directors retain a minimum of 50% of the net value of shares obtained pursuant to each stock option exercise and the vesting of restricted stock units for all future grants of stock options or restricted stock until such corporate officer or director has satisfied the minimum stock ownership targets for his or her position.

Global Personal Trading Policy

Our Global Personal Trading Policy prohibits employees and directors from entering into hedging transactions in our securities, as well as pledging our securities.

Policy on Deductibility of Compensation

Section 162(m) of the Code generally provides that publicly held companies may not deduct compensation paid to certain of its top executive officers to the extent that such compensation exceeds $1 million per officer in a calendar year. Prior to the federal tax reform legislation enacted in December 2017, Section 162(m) of the Code included an exception to this $1 million limit for compensation that is "performance-based compensation" within the meaning of the Code. Under this exception, performance-based compensation paid under a plan that had been approved by ICE's stockholders could be excluded from the $1 million limit if, among other requirements, the compensation was payable only upon attainment of pre-established, objective performance goals and the Compensation Committee of the Board of Directors that establishes such goals consists only of "outside directors" (as defined for purposes of Section 162(m)). However, the new tax legislation removed the exception for "performance-based compensation" (unless the compensation qualifies for certain transition relief, the scope of which is currently uncertain) for taxable years beginning after December 31, 2017.

Our policy is to strive to maximize the deductibility of executive compensation so long as the deductibility is compatible with the more important objectives of retaining executives and maintaining competitive performance-based compensation that is aligned with strategic business objectives, and accordingly the Compensation Committee retains discretion to award compensation that exceeds deductibility limitations if it deems appropriate in the circumstances. To effect this policy, we delivered 2017 performance-based compensation to our NEOs through two incentive plans (the 2013 Omnibus Employee Incentive Plan and the Executive Bonus Plan, which were approved by stockholders in 2013 and 2009, respectively) designed to be compliant with Section 162(m)'s requirements for deductibility in order to preserve ICE's ability to provide compensation that is "performance-based" within the meaning of the Code and therefore preserve ICE's ability to maximize the deductibility of executive compensation. The 2017 Omnibus Employee Incentive Plan, which was approved by our stockholders in 2017, is also designed to permit the grant of compensation that is deductible under Section 162(m).

EXECUTIVE COMPENSATION

2017 Summary Compensation Table

The following table presents information relating to the compensation earned by the NEOs for the fiscal years ended December 31, 2017, 2016 and 2015. Because Mr. Jackson only became an NEO in 2017, data related to 2016 and 2015 are not shown for him.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($) (2)	Stock Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Jeffrey C. Sprecher Chairman and Chief Executive Officer	2017	1,050,000	-	8,599,939	2,149,999	2,625,000	36,178	14,461,116
	2016	1,050,000	-	5,144,535	1,749,986	2,625,000	160,878	10,730,399
	2015	1,050,000	-	5,144,941	1,749,980	2,782,500	109,027	10,836,448
Scott A. Hill Chief Financial Officer	2017	725,000	-	2,679,930	669,996	1,268,750	25,776	5,369,452
	2016	714,583	-	2,204,694	749,987	1,268,750	25,476	4,963,490
	2015	700,000	-	2,204,797	749,980	1,298,500	60,545	5,013,822
Charles A. Vice Vice Chairman	2017	775,000	-	3,799,940	949,995	1,550,000	38,417	7,113,352
	2016	764,583	-	3,307,173	1,124,956	1,550,000	53,166	6,799,878
	2015	750,000	-	3,307,334	1,124,990	1,590,000	74,603	6,846,927
David S. Goone Chief Strategy Officer	2017	675,000	-	2,199,902	549,991	1,181,250	28,527	4,634,669
	2016	664,583	-	1,837,098	624,981	1,181,250	28,277	4,336,189
	2015	650,000	-	1,837,331	624,990	1,205,800	58,614	4,376,735
Thomas W. Farley President, NYSE Group	2017	675,000	-	2,199,902	549,991	1,181,250	22,364	4,628,507
	2016	664,583	-	1,690,333	574,998	1,181,250	22,064	4,133,228
	2015	650,000	-	1,690,372	574,961	1,205,800	43,529	4,164,662
Benjamin R. Jackson President	2017	609,375	700,000	1,499,920	299,993	1,374,631	144,588	4,628,507

(1) The amount in this column represents a bonus paid to Mr. Jackson in connection with his performance on several merger and acquisition related projects and his promotion to President, Intercontinental Exchange.

(2) The amounts in this column represent the aggregate grant date fair value of all restricted stock unit grants in the calendar year, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, or ASC Topic 718 on the grant date, which is equal to our closing price on the grant date times the number of PSUs projected to be earned based on the probable outcome of the performance conditions to which the awards are subject. Amounts shown are for PSUs that were granted in January 2017, January 2016, and January 2015. A one-time promotion-related award of time-vesting restricted stock units granted to Mr. Jackson in 2017 is also reflected in this column. Additional information regarding the 2017 grant is described under *2017 Direct Compensation—Equity Compensation* and *2017 Direct Compensation—One Time Cash Bonus and Equity Award to Mr. Jackson* in the Compensation Discussion & Analysis, footnotes 2 and 3 of the 2017 Grants of Plan-Based Awards Table and Note 10 to our Consolidated Financial Statements for 2017 (filed with our Annual Report on Form 10-K). If the maximum level of performance were achieved for these, the reported amounts would equal $17,199,878, $5,359,860, $7,599,880, $4,399,804, $4,399,804, and $2,699,876 for each of Messrs. Sprecher, Hill, Vice, Goone, Farley and Jackson, respectively.

(3) The amounts in this column represent the aggregate grant date fair value of all stock option grants in the calendar year. Additional details of the 2017 stock option awards are included in the *2017 Direct Compensation—Equity Compensation* section of the Compensation Discussion & Analysis and footnote 1 of the *2017 Grants of Plan-Based Awards Table*. These values were calculated in accordance with ASC Topic 718 on the date of grant using the following assumptions: risk-free interest rate 1.84%; expected life five years; expected volatility 21%; and expected dividend yield 1.40%, as further described in Note 11 to our Consolidated Financial Statements for 2017 (filed with our Annual Report on Form 10-K). The values for the January 2016 grants were calculated using the following assumptions: risk-free interest rate 1.51%; expected life five years; expected volatility 24%; and expected dividend yield 1.36%. The values for January 2015 grants were calculated using the following assumptions: risk-free interest rate 1.08%; expected life five years; expected volatility 24%; and expected dividend yield 1.25%.

(4) The amounts in this column represent fiscal year 2015 through 2017 cash bonus awards that were paid in February of the following calendar year. For 2017, during February 2018 the NEOs were paid the amounts reported in the 2017 row of the "Non-Equity Incentive Plan Compensation" column under the Executive Bonus Plan.

(5) The amounts in this column represent the items in the *2017 All Other Compensation Table* below. Dividend equivalents are earned on unvested equity awards and are paid after the equity awards vest. For 2016 and 2017, this table excludes dividend equivalents paid as those amounts are factored into the grant date fair value and are required to be reported for stock awards in the *Summary Compensation Table*.

2017 All Other Compensation

The following table provides details regarding the perquisites received by each of the NEOs, as well as the other elements of compensation listed in the "All Other Compensation" column of the *Summary Compensation Table*, for the fiscal year ended December 31, 2017.

Name	401(k) Matching Contributions ($)(1)	Life Insurance Premiums ($)(2)	Disability Insurance Premiums ($)(3)	Other Amounts ($) (4)	Total ($)
Jeffrey C. Sprecher	16,200	11,120	8,858	-	36,178
Scott A. Hill	16,200	1,632	7,944	-	25,776
Charles A. Vice	16,200	2,525	6,178	13,514	38,417
David S. Goone	16,200	3,150	9,177	-	28,527
Thomas W. Farley	16,200	741	5,423	-	22,364
Benjamin R. Jackson	16,200	920	2,769	124,699	144,588

(1) The amounts in this column represent fiscal year 2017 matching contributions under our 401(k) and Profit Sharing Plan (the "401(k) Plan"). The matching formula is 100% of the first 6% of the eligible employee's compensation contributed to the 401(k) Plan, subject to plan and statutory limits. Each NEO participates under the same terms and conditions as all other eligible employees.

(2) The amounts in this column represent fiscal year 2017 payments of term life insurance policy premiums.

(3) The amounts in this column represent fiscal year 2017 payments of supplemental disability insurance policy premiums.

(4) The amount listed for Mr. Vice includes the $13,514 incremental cost of his personal use of the corporate aircraft during 2017, calculated based on the variable operating costs to ICE for each flight hour attributed to personal use (as well as any flight hours attributable to empty pick-up or return flights), including fuel costs; labor, parts and maintenance costs; landing and parking fees; on-board catering costs; and crew expenses. These per-hour costs were determined by using industry-standard cost-estimating guides. Since our aircraft is used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries, pilot training, depreciation, hangar rent and insurance. In addition to the incremental cost of personal aircraft use reported above, we also impute taxable income to the named executive officers for any personal aircraft use in accordance with IRS regulations and ICE does not provide tax reimbursements, or "gross-ups," on those amounts. The amount listed for Mr. Jackson includes the $124,699 in moving expenses on his relocation from New York to Atlanta.

2017 Grants of Plan-Based Awards

The following table presents information relating to plan-based awards granted to the NEOs in fiscal year 2017. References in the table to "2013 OIP" refer to the 2013 Omnibus Employee Incentive Plan, "2017 OIP" refer to the 2017 Omnibus Employee Incentive Plan, and "EBP" refer to the Executive Bonus Plan.

Name	Grant Date and Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Jeffrey C. Sprecher											
2013 OIP	1/18/2017 (1)								204,957	57.31	2,149,999
2013 OIP	1/18/2017 (2)				56,273	112,545	225,090				6,449,954
2013 OIP	1/18/2017 (3)				18,758	37,515	75,030				2,149,985
EBP	(4)	N/A	2,625,000	5,250,000							
Scott A. Hill											
2013 OIP	1/18/2017 (1)								63,870	57.31	669,996
2013 OIP	1/18/2017 (2)				17,536	35,072	70,144				2,009,976
2013 OIP	1/18/2017 (3)				5,845	11,690	23,380				669,954
EBP	(4)	N/A	1,268,750	2,537,500							
Charles A. Vice											
2013 OIP	1/18/2017 (1)								90,562	57.31	949,995
2013 OIP	1/18/2017 (2)				24,865	49,729	99,458				2,849,969
2013 OIP	1/18/2017 (3)				8,288	16,576	33,152				949,971
EBP	(4)	N/A	1,550,000	3,100,000							
David S. Goone											
2013 OIP	1/18/2017 (1)								52,430	57.31	549,991
2013 OIP	1/18/2017 (2)				14,395	28,790	57,580				1,649,955
2013 OIP	1/18/2017 (3)				4,798	9,596	19,192				549,947
EBP	(4)	N/A	1,181,250	2,362,500							
Thomas W. Farley											
2013 OIP	1/18/2017 (1)								52,430	57.31	549,991
2013 OIP	1/18/2017 (2)				14,395	28,790	57,580				1,649,955
2013 OIP	1/18/2017 (3)				4,798	9,596	19,192				549,947
EBP	(4)	N/A	1,181,250	2,362,500							
Benjamin R. Jackson											
2013 OIP	1/18/2017 (1)								28,598	57.31	299,993
2013 OIP	1/18/2017 (2)				7,852	15,704	31,408				899,996
2013 OIP	1/18/2017 (3)				2,617	5,234	10,468				299,961
2017 OIP	12/13/2017 (5)							4,256			299,963
EBP	(4)	N/A	1,181,250	2,362,500							

(1) Represents stock options granted on January 18, 2017. These values were calculated in accordance with ASC Topic 718 on the date of grant. Please see footnote 3 of our *Summary Compensation Table* for additional discussion of these grants.

(2) Represents PSUs granted on January 18, 2017 with a three-year vesting schedule (33.3% vesting on February 20, 2018, upon approval of 2017 actual performance compared to the targets, and 33.3% on each of February 20, 2019 and 2020). The number of shares issued is determined based on the accomplishment of a 2017 EBITDA target as well as the company's TSR relative to the S&P 500 index. Please see the *2017 Direct Compensation—Equity Compensation* section in the Compensation Discussion & Analysis for additional discussion of this grant. The grant date fair value of this award was calculated in accordance with ASC Topic 718, and such accounting is further described in Note 11 to our Consolidated Financial Statements for 2017 (filed with our Annual Report on Form 10-K). The actual PSUs earned based on 2017 performance were 100% of the target amounts noted in the above table.

(3) Represents PSUs granted on January 18, 2017 with a three-year cliff vesting schedule (100% vesting on February 20, 2020, upon approval of actual performance compared to the targets). The number of shares issued is determined based on the company's actual TSR performance compared to the S&P 500 Index over the three-year performance period January 1, 2016 through December 31, 2019. Please see the *2017 Direct Compensation—Equity Compensation* section in the Compensation Discussion & Analysis for additional discussion of this grant. The grant date fair value of this award was calculated in accordance with ASC Topic 718, and such accounting is further described in Note 11 to our Consolidated Financial Statements for 2017 (filed with our Annual Report on Form 10-K).

(4)   Represents full-year target and maximum annual bonus payout levels. Bonus targets as a percentage of salary for 2017 were as follows: 250% of salary for Mr. Sprecher, 200% of salary for Mr. Vice and 175% of salary for Messrs. Hill, Goone, Farley and Jackson. Actual awards granted in any given year may range from no payout to bonus payments up to 200% of the established target levels. However, any bonus payment must be earned in accordance with the terms of the Executive Bonus Plan. For fiscal year 2017, the Compensation Committee authorized cash payments at the target amounts noted in the above table, other than for Mr. Jackson, who was awarded a payment of 116% of the target amount pursuant to the Executive Bonus Plan.

(5)   Represents time-based restricted stock units granted on December 13, 2017 with a three-year vesting schedule (33.3% vesting on December 13, 2018, 2019 and 2020). Please see the *2017 Direct Compensation—One-Time Cash Bonus and Equity Award to Mr. Jackson* section in the Compensation Discussion & Analysis for additional discussion of this grant.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information relating to outstanding equity awards held by the NEOs for the fiscal year ended December 31, 2017, based on the price of our Common Stock on the NYSE at the time of closing on December 31, 2017, which was $70.56. References in the table to "2000 SOP" refer to the 2000 Stock Option Plan, "2009 OIP" refer to the 2009 Omnibus Incentive Plan, "2013 OIP" refer to the 2013 Omnibus Employee Incentive Plan, and "2017 OIP" refer to the 2017 Omnibus Employee Incentive Plan. All values in the table reflect the 5-for-1 split of our Common Stock which occurred on November 3, 2016.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (# Exercisable) (1)	Number of Securities Underlying Unexercised Options (# Unexercisable) (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Jeffrey C. Sprecher									
2000 SOP	12/16/2008	33,580	-	16.03	12/16/2018				
2009 OIP	12/10/2009	133,360	-	21.20	12/10/2019				
2009 OIP	1/11/2011	106,080	-	22.50	1/11/2021				
2009 OIP	1/17/2012	110,865	-	22.43	1/17/2022				
2009 OIP	1/11/2013	162,175	-	25.87	1/11/2023				
2013 OIP	1/17/2014	193,455	-	41.37	1/17/2024				
2013 OIP	1/20/2015	207,785	5,940	41.59	1/20/2025				
2013 OIP	1/14/2016	113,180	63,980	50.01	1/14/2026				
2013 OIP	1/18/2017	-	204,957	57.31	1/18/2027				
2013 OIP	1/20/2015 (3)					62,140	4,384,598		
2013 OIP	1/14/2016 (4)					78,028	5,505,656		
2013 OIP	1/18/2017 (5)					112,545	7,941,175		
2013 OIP	1/18/2017 (6)							37,515	2,647,508
Scott A. Hill									
2009 OIP	12/10/2009	44,595	-	21.20	12/10/2019				
2009 OIP	1/11/2011	35,025	-	22.50	1/11/2021				
2009 OIP	1/17/2012	52,750	-	22.43	1/17/2022				
2009 OIP	1/11/2013	81,355	-	25.87	1/11/2023				
2013 OIP	1/17/2014	82,905	-	41.37	1/17/2024				
2013 OIP	1/20/2015	89,050	2,545	41.59	1/20/2025				
2013 OIP	1/14/2016	48,505	27,420	50.01	1/14/2026				
2013 OIP	1/18/2017	-	63,870	57.31	1/18/2027				
2013 OIP	1/20/2015 (3)					26,630	1,879,013		
2013 OIP	1/14/2016 (4)					33,439	2,359,456		
2013 OIP	1/18/2017 (5)					35,072	2,474,680		
2013 OIP	1/18/2017 (6)							11,690	824,846
Charles A. Vice									
2009 OIP	1/11/2013	84,955	-	25.87	1/11/2023				
2013 OIP	1/17/2014	121,510	-	41.37	1/17/2024				
2013 OIP	1/20/2015	133,575	3,820	41.59	1/20/2025				
2013 OIP	1/14/2016	72,755	41,130	50.01	1/14/2026				
2013 OIP	1/18/2017	-	90,562	57.31	1/18/2027				
2013 OIP	1/20/2015 (3)					39,950	2,818,872		
2013 OIP	1/14/2016 (4)					50,160	3,539,290		
2013 OIP	1/18/2017 (5)					49,729	3,508,878		
2013 OIP	1/18/2017 (6)							16,576	1,169,603

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (# Exercisable)(1)	Number of Securities Underlying Unexercised Options (# Unexercisable)(1)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
David S. Goone									
2009 OIP	12/10/2009	1,110	-	21.20	12/10/2019				
2009 OIP	1/11/2011	5,565	-	22.50	1/11/2021				
2009 OIP	1/17/2012	4,450	-	22.43	1/17/2022				
2009 OIP	1/11/2013	4,480	-	25.87	1/11/2023				
2013 OIP	1/17/2014	48,360	-	41.37	1/17/2024				
2013 OIP	1/20/2015	74,205	2,125	41.59	1/20/2025				
2013 OIP	1/14/2016	40,420	22,850	50.01	1/14/2026				
2013 OIP	1/18/2017	-	52,430	57.31	1/18/2027				
2013 OIP	1/20/2015 (3)					22,190	1,565,726		
2013 OIP	1/14/2016 (4)					27,864	1,966,084		
2013 OIP	1/18/2017 (5)					28,790	2,031,422		
2013 OIP	1/18/2017 (6)							9,596	677,094
Thomas W. Farley									
2009 OIP	1/17/2012	1,480	-	22.43	1/17/2022				
2009 OIP	1/11/2013	15,300	-	25.87	1/11/2023				
2013 OIP	1/17/2014	55,270	-	41.37	1/17/2024				
2013 OIP	1/20/2015	68,265	1,955	41.59	1/20/2025				
2013 OIP	1/14/2016	37,185	21,025	50.01	1/14/2026				
2013 OIP	1/18/2017	-	52,430	57.31	1/18/2027				
2013 OIP	1/20/2015 (3)					20,415	1,440,482		
2013 OIP	1/14/2016 (4)					25,638	1,809,017		
2013 OIP	1/18/2017 (5)					28,790	2,031,422		
2013 OIP	1/18/2017 (6)							9,596	677,094
Benjamin R. Jackson									
2009 OIP	1/17/2012	6,620	-	22.43	1/17/2022				
2009 OIP	1/11/2013	4,660	-	25.87	1/11/2023				
2013 OIP	1/17/2014	24,870	-	41.37	1/17/2024				
2013 OIP	1/20/2015	29,680	850	41.59	1/20/2025				
2013 OIP	1/14/2016	16,165	9,140	50.01	1/14/2026				
2013 OIP	1/18/2017	-	28,598	57.31	1/18/2027				
2013 OIP	1/20/2015 (3)					8,875	626,220		
2013 OIP	1/14/2016 (4)					11,146	786,462		
2013 OIP	2/26/2016 (7)					6,945	490,039		
2013 OIP	1/18/2017 (5)					15,704	1,108,074		
2013 OIP	1/18/2017 (6)							5,234	369,311
2017 OIP	12/13/2017 (8)					4,256	300,303		

(1) Stock options vest over a three-year period. Stock options granted prior to 2017 vest 33.33% on the one-year anniversary of the grant date and the balance vests ratably on a monthly basis over the remaining 24 months. Stock options granted in 2017 vest 33.33% per year on the anniversary of the grant date.

(2) Market value of stock awards is calculated based on the price of our Common Stock on the NYSE at the time of closing on December 31, 2017 ($70.56) times the number of shares or units of stock that have not vested.

(3) Represents PSUs granted on January 20, 2015 and earned based on the achievement of 2015 financial performance vs. a pre-established EBITDA target, as well as performance of ICE's Common Stock vs. the S&P 500 Index. These PSUs vest and are settled over a three-year period (33.3% upon approval of 2015 actual performance compared to the target, and 33.3% on each of February 17, 2017 and 2018). Payout values reflect actual performance, which was 147.7% of the target performance level.

(4) Represents PSUs granted on January 14, 2016 and earned based on the achievement of 2016 financial performance vs. a pre-established EBITDA target, as well as performance of ICE's Common Stock vs. the S&P 500 Index. These PSUs vest and are settled over a three-year period (33.3% upon approval of 2016 actual performance compared to the target, and 33.3% on each of February 16, 2018 and 2019). Payout values reflect actual performance, which was 111.5% of the target performance level.

(5) Represents EBITDA-based PSUs granted on January 18, 2017 and earned based on the achievement of 2017 financial performance vs. a pre-established EBITDA target, as well as performance of ICE's Common Stock vs. the S&P 500 Index. These PSUs vest and are settled over a three-year period (33.3% upon approval of 2017 actual performance compared to the target, and 33.3% on each of February 20, 2019 and 2020). Payout values reflect actual performance, which was 100% of the target performance level.

(6) Represents TSR-based PSUs granted on January 18, 2017 and earned based on ICE's TSR vs. the S&P 500 Index over a three-year period commencing 1/1/2017. These PSUs cliff vest in February 2020. Payout values reflect 100% of the target performance level.

(7) Represents time-based restricted stock units granted to Mr. Jackson on February 26, 2016 which vest and are settled over a three-year period (33.3% on February 26, 2017, 33.3% on February 26, 2018 and 33.3% on February 26, 2019).

(8) Represents time-based restricted stock units granted to Mr. Jackson on December 13, 2017 which vest and are settled over a three-year period (33.3% on December 13, 2018, 33.3% on December 13, 2019 and 33.3% on December 13, 2020).

Option Exercises and Stock Vested During 2017

The following table presents information relating to stock option awards exercised and stock awards vested, respectively, during fiscal year 2017 for the NEOs.

Name	Option Awards Exercised in 2017		Stock Awards Vested in 2017	
	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (2)	Value Realized on Vesting ($)(3)
Jeffrey C. Sprecher	-	-	404,328	23,754,436
Scott A. Hill	34,730	1,724,970	129,647	7,605,491
Charles A. Vice	125,350	5,106,129	159,998	9,374,007
David S. Goone	27,470	965,021	58,551	3,551,985
Thomas W. Farley	44,920	1,055,665	84,204	4,936,660
Benjamin R. Jackson	2,000	97,560	69,092	4,058,341

(1) The amounts in this column are calculated by multiplying the number of shares acquired on exercise by the difference between the fair market value of our Common Stock on the date of exercise and the exercise price of the stock options.

(2) These shares represent PSUs initially granted on November 13, 2013, February 27, 2014, January 20, 2015 and January 14, 2016 that vested in 2017. In addition, for Mr. Goone, this amount includes time-based restricted stock units initially granted on October 9, 2014 that vested in 2017, and for Mr. Jackson, this amount includes PSUs initially granted on February 26, 2016 that vested in 2017.

(3) The amounts in this column are calculated by multiplying the number of shares that in each case vested during 2017 by the fair market value of our Common Stock on the vesting date.

2017 Nonqualified Defined Contribution and Other Deferred Compensation Plans

We do not maintain any nonqualified defined contribution plans or active nonqualified deferred compensation plans, such as a supplemental executive retirement plan, 401(k) excess plan, or other vehicles to defer the receipt of cash or equity compensation.

Employment Agreements and Other Factors Affecting 2017 Compensation

We have entered into employment agreements with each of the NEOs that contain provisions that govern compensation in the event of termination for cause, termination by ICE unrelated to a Change in Control, and termination by ICE after a Change in Control. The material provisions regarding the employment agreements and the provisions governing these termination scenarios are described below.

Term of Employment

The employment agreements for the NEOs, other than Mr. Jackson, provide for an initial employment term of three years, which will be automatically extended every six months during the term of each agreement so that the remaining term of the agreement is never more than three years or less than two and a half years, unless either ICE or the executive, prior to the date of extension, give written notice to the other that there will be no extension. The effect of this provision is to ensure that the term remaining under any of these agreements is never more than the initial term and never less than six months less than the initial term. The employment agreement for Mr. Jackson provides for an initial employment term of two years. Each day, this term will be automatically extended for one day so that there are always two years remaining in the term at any time.

Base and Bonus Compensation

The employment agreements for the NEOs provide for an initial annual base salary, subject to increase, and an annual bonus that is reasonable in light of his contribution for that year and contributions made by and bonuses paid to ICE's other senior executives for such year. In addition, each of the NEOs is also entitled to receive, from time to time, grants of awards under our equity plans, in each case as determined by the Compensation Committee or by the Board of Directors as a whole.

Non-competition

Each of the NEOs agrees under his employment agreement that for the term of his employment agreement or, if less, for the one-year period (or for Mr. Jackson, eighteen month period) which starts on the date that his employment terminates, he will not assume or perform any managerial or supervisory responsibilities and duties that are substantially the same as those that he performs for ICE for any other business entity that engages in operating global commodity and financial products marketplaces for the trading of physical commodities, futures contracts, options contracts, and other derivative instruments, providing risk management tools and clearing services, providing brokerage services, and providing market data relating to these services in which ICE is engaged as of the date of termination of the executive's employment or in which ICE proposes to engage under its business plan as in effect on such date, if any site of any of the offices or equipment of such competitive business is located in the U.S., Canada, the U.K. or Singapore.

The employment agreements provide that each executive may own 5% or less of the stock of a publicly traded company that engages in such competitive business, so long as they are only passive investors and are not actively involved in such company in any way.

Non-solicitation

Each of the NEOs is restricted from soliciting, for the purpose of competing with ICE or its affiliates, any of its customers or customers of its affiliates with whom the executive had contact, knowledge or association (i) at any time during the executive's employment with ICE or its affiliates and (ii) at any time during the twenty-four month period immediately preceding the beginning of the "restricted period." "Restricted period" means, for each NEO other than Mr. Jackson, the term of the executive's employment agreement, including after termination of employment, the remainder of the term of the agreement without regard to the reason for the executive's termination of employment (as such initial term may have been extended under the agreement). For Mr. Jackson, "restricted period" means the eighteen-month period after termination of employment, without regard to the reason for termination of employment.

Each of the NEOs, other than Mr. Jackson, is restricted from soliciting, for the purpose of competing with ICE or its affiliates, any other officer, employee or independent contractor of ICE or its affiliates with whom the executive had contact, knowledge or association (i) at any time during the executive's employment with ICE or its affiliates and (ii) at any time during the twelve-month period immediately preceding the beginning of the "restricted period," to terminate his employment or business relationship with ICE or its affiliates. Mr. Jackson is restricted from soliciting, for the purpose of competing with ICE or its affiliates, any other officer, employee or independent contractor of ICE or its affiliates with whom he had contact, knowledge or association at any time during his employment with ICE for the term of his agreement and during the "restricted period".

Confidentiality Provisions

Each of the NEOs is subject to customary confidentiality provisions during the term of employment and for at least a five year period after termination, and each executive must not use or disclose any of ICE's trade secrets for as long as they remain trade secrets.

Termination for Cause or Executive Resignation Other than for Good Reason

For each of the NEOs, if ICE terminates the executive for "Cause," as such term is defined below, if the executive resigns other than for "Good Reason," as such term is defined below, or if the executive's employment terminates as a result of his death or disability, ICE must pay the executive, among other benefits, all accrued but unpaid salary, annual bonus, if any, and unreimbursed expenses. If an executive's employment terminates as a result of his death, any unvested stock options, unvested restricted stock units and unvested performance share units will become immediately vested.

Termination by ICE Unrelated to a Change in Control

For each of the NEOs, if there is a termination of employment by ICE without "Cause" or resignation by the executive for "Good Reason" that is unrelated to a "Change in Control," as such term is defined below, ICE must pay a lump sum cash payment equal to (i) the amount of salary the executive would have received over the remainder of the term of employment and (ii) three (3) times (two (2) times in the case of Mr. Jackson) the greater of the average of the last three bonuses and the last bonus paid to the executive prior to termination. In addition, for the each NEO other than Mr. Jackson, any stock options or other equity awards granted (including performance-based awards which were earned but not vested for any performance period that was completed as of the termination of employment) will become exercisable or vest upon the executive's termination. For Mr. Jackson, any stock options or other equity awards granted (including performance-based awards which were earned but not vested for any performance period that was completed as of the termination of employment) that would otherwise vest in the two-year period following termination will become exercisable or vest upon his termination. Performance-based awards for any performance period in progress as of the termination of employment will be earned based on actual performance as determined after completion of the performance period, in accordance with the terms of such grants, and such earned awards will fully vest on such determination date.

Further, for each NEO other than Mr. Jackson, ICE is required to continue to make available coverage under the employee benefits plans as if the executive remained employed for the "Welfare Benefit Continuation Period", defined as the shorter of two years and the balance of the term of the employment agreement. Mr. Jackson is eligible to receive a lump sum cash payment in respect of his costs for two years' group health coverage under COBRA.

"Cause," as used in the employment agreements for each of the NEOs, generally means: (i) the employee is convicted of, pleads guilty to or otherwise admits to any felony or act of fraud, misappropriation or embezzlement; (ii) the employee knowingly engages or fails to engage in any act or course of conduct that (a) is reasonably likely to adversely affect ICE's rights or qualification under applicable laws, rules or regulations to serve as an exchange or other form of a marketplace for trading the products defined in the non-competition section or (b) violates the rules of any exchange or market on which ICE effects trades (or at such time is actively contemplating effecting trades) and is reasonably likely to lead to a denial of ICE's right or qualification to effect trades on such exchange or market; (iii) there is any act or omission by the employee involving malfeasance or gross negligence in the performance of his duties and responsibilities or the exercise of his powers to the material detriment of ICE; or (iv) the employee (a) breaches any of the covenants made under his employment agreement or (b) violates any provision of any code of conduct adopted by ICE that applies to him if the consequence to such violation ordinarily would be a termination of his employment.

"Change in Control," as used in the employment agreements for each of the NEOs, generally means: (i) any person is or becomes the beneficial owner, directly or indirectly, of securities representing 30% or more of the combined voting power of any outstanding ICE securities eligible to vote in an election of directors (subject to certain exceptions, including if such person is the executive, an entity controlled by the executive or group of which the executive is a member); (ii) any dissolution or liquidation of ICE or any sale or disposition of 50% or more of ICE's assets or business; or (iii) the consummation of any reorganization, merger, consolidation or share exchange or similar form of corporate transaction involving ICE, unless (a) the persons who were the beneficial owners of outstanding ICE securities eligible to vote in an election of directors immediately before the consummation of such transaction hold more than 60% of the voting power immediately following the consummation of such transaction, and (b) each such person holds such securities in substantially the same proportion immediately following the consummation of such transaction as each such person had held immediately prior to the consummation of such transaction.

"Good Reason," as used in the employment agreements for each of the NEOs, generally means: (i) there is a material reduction in the executive's base salary or opportunity to receive any annual bonus and equity grants without the executive's express written consent; (ii) there is a material reduction in the scope, importance or prestige of the executive's duties; (iii) executive is transferred from his primary work site to a site that is more than thirty miles from his then current work site; (iv) after a Change in Control, executive's job title is materially changed or executive is no longer provided the same or substantially equivalent plans, programs and policies; (v) there is a material breach of his employment agreement; (vi) executive receives notice of non-renewal during the three years following a Change in Control; (vii) the failure of any successor to ICE to expressly assume executive's employment agreement; or (viii) in the case of Mr. Sprecher, ICE fails to nominate Mr. Sprecher for re-election to the Board of Directors.

Termination Following a Change in Control

For each of the NEOs, if the termination of employment by ICE without "Cause" or resignation by the executive for "Good Reason" occurs following, or within 180 days prior to, the effective date of a Change in Control of ICE, ICE must pay the executive a lump sum amount of cash equal to three (3) times (two (2) times in the case of Mr. Jackson) (i) the executive's salary and (ii) the greater of the average of the last three bonuses paid to executive prior to termination, the last bonus paid to executive prior to the effective date of a Change in Control and the last bonus paid to executive prior to termination. In addition, any stock options or other equity awards granted (including performance-based awards which were earned but not vested for any performance period that was completed as of the termination of employment) will become exercisable or vest upon the executive's termination. Performance-based awards for any performance period in progress as of the termination of employment will be earned based on actual performance as determined after completion of the performance period, in accordance with the terms of such grants, and such earned awards will fully vest on such determination date. The executive will be entitled to exercise his stock options that had been granted after entering into the employment agreement for the same period as if the executive had continued in employment through the remainder of his term.

Further, for each NEO other than Mr. Jackson, ICE must continue to make available coverage under the employee benefits plans as if the executive remained employed for the Welfare Benefit Continuation Period. Mr. Jackson is eligible to receive a lump sum cash payment in respect of his costs for two years' group health coverage under COBRA.

No officers, including the NEOs, are eligible for tax gross-up payments.

2017 Payments upon Termination

The following table presents the estimated benefits and payments for termination of the NEOs unrelated to a Change in Control and following, or within 180 days prior to, a Change in Control, assuming the termination took place on the last business day of the most recently completed fiscal year. For certain items below, the values are based on the closing price of $70.56 for our Common Stock on the NYSE on December 31, 2017. Other applicable terms for these benefits and payments are discussed above under *Termination by ICE Unrelated to a Change in Control* and *Termination Following a Change in Control*.

Name	Termination for Cause ($)	Voluntary Resignation Other Than for Good Reason ($)	Disability ($)(5)	Death ($)(5)	Termination by ICE Unrelated to a Change in Control ($)	Termination Following a Change in Control ($)
Jeffrey C. Sprecher						
Cash Severance (1)	-	-	-	-	11,182,500	11,182,500
Cost of Welfare Benefits Continuation (2)	-	-	-	-	55,871	55,871
Value of Equity Awards Subject to Accelerated Vesting (3)	-	-	-	25,032,149	25,032,149	25,032,149
Golden Parachute Excise Tax and Income Tax Gross-Up Payment (4)	N/A	N/A	N/A	N/A	N/A	N/A
Total:	0	0	0	25,032,149	36,270,520	36,270,520
Scott A. Hill						
Cash Severance (1)	-	-	-	-	6,011,000	6,011,000
Cost of Welfare Benefits Continuation (2)	-	-	-	-	60,018	60,018
Value of Equity Awards Subject to Accelerated Vesting (3)	-	-	-	9,163,240	9,163,240	9,163,240
Golden Parachute Excise Tax and Income Tax Gross-Up Payment (4)	N/A	N/A	N/A	N/A	N/A	N/A
Total:	0	0	0	9,163,240	15,234,258	15,234,258

Name	Termination for Cause ($)	Voluntary Resignation Other Than for Good Reason ($)	Disability ($)(5)	Death ($)(5)	Termination by ICE Unrelated to a Change in Control ($)	Termination Following a Change in Control ($)
Charles A. Vice						
Cash Severance (1)	-	-	-	-	7,015,000	7,015,000
Cost of Welfare Benefits Continuation (2)	-	-	-	-	60,634	60,634
Value of Equity Awards Subject to Accelerated Vesting (3)	-	-	-	13,402,033	13,402,033	13,402,033
Golden Parachute Excise Tax and Income Tax Gross-Up Payment (4)	N/A	N/A	N/A	N/A	N/A	N/A
Total:	0	0	0	13,402,033	20,477,667	20,477,667
David S. Goone						
Cash Severance (1)	-	-	-	-	5,593,300	5,593,300
Cost of Welfare Benefits Continuation (2)	-	-	-	-	65,519	65,519
Value of Equity Awards Subject to Accelerated Vesting (3)	-	-	0	7,583,811	7,583,811	7,583,811
Golden Parachute Excise Tax and Income Tax Gross-Up Payment (4)	N/A	N/A	N/A	N/A	N/A	N/A
Total:	0	0	0	7,583,811	13,242,630	13,242,630
Thomas W. Farley						
Cash Severance (1)	-	-	-	-	5,593,300	5,593,300
Cost of Welfare Benefits Continuation (2)	-	-	-	-	53,193	53,193
Value of Equity Awards Subject to Accelerated Vesting (3)	-	-	0	7,259,121	7,259,121	7,259,121
Golden Parachute Excise Tax and Income Tax Gross-Up Payment (4)	N/A	N/A	N/A	N/A	N/A	N/A
Total:	0	0	0	7,259,121	12,905,614	12,905,614
Benjamin R. Jackson						
Cash Severance (1)	-	-	-	-	3,468,750	3,468,750
Cost of Welfare Benefits Continuation (2)	-	-	-	-	49,209	49,209
Value of Equity Awards Subject to Accelerated Vesting (3)	-	-	-	4,334,444	4,334,444	4,334,444
Golden Parachute Excise Tax and Income Tax Gross-Up Payment (4)	N/A	N/A	N/A	N/A	N/A	N/A
Total:	0	0	0	4,334,444	7,852,403	7,852,403

(1) These amounts represent the cash severance payments in accordance with employment agreements as in effect as of December 31, 2017 (as discussed in the preceding narrative) under the termination scenarios as described in the table. These calculations assume all earned base salary and annual incentive payments have been paid. For a termination unrelated to a Change in Control, the duration of the remaining employment term has been assumed to equal three years for each NEO, other than Mr. Jackson. For Mr. Jackson, the remaining term has been assumed to be two years. Also, in light of the assumed termination date of December 31, 2017, the fiscal year 2016 bonus that was paid in February 2017 is the last bonus paid for purposes of the severance calculation under the employment agreements.

(2) For each NEO other than Mr. Jackson, the welfare benefit costs include estimated continuation costs of medical, dental, basic life insurance, and executive life insurance premiums, as may be called for in the employment agreements. For Mr. Jackson, the welfare benefit costs include estimated costs to Mr. Jackson of two years' group health coverage under COBRA.

(3) The market value of stock awards is calculated based on the closing price of our Common Stock on NYSE on December 31, 2017: $70.56. These costs include the acceleration of vesting of unvested equity awards (including the value of unvested dividend equivalent rights) under termination scenarios as described above, with the value of options based on the "spread" between $70.56 and the option's strike price at December 31, 2017. These amounts do not include the value of vested equity awards outstanding as of December 31, 2017.

(4) There are no Internal Revenue Code Section 280G "golden parachute" excise tax gross-up provisions.

(5) The amounts reported in the table above do not reflect payments upon an NEO's disability or death under our supplemental disability insurance benefit and life insurance benefit programs, respectively. See the *2017 Direct Compensation—Other Compensation and Benefits* section of the *Compensation Discussion & Analysis* for a description of these benefits.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Tese, Mr. Crisp, Mr. Hatfield, and The Lord Hague of Richmond served as members of our Compensation Committee during 2017. None of our executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

NON-EMPLOYEE DIRECTOR COMPENSATION

Directors who are also ICE employees do not receive additional compensation for serving as directors. For 2017, non-employee director compensation consisted of:

- An annual retainer of $100,000;

- An annual retainer of $15,000 for committee members of the Audit Committee, and $10,000 for committee members of the Compensation Committee, Nominating & Corporate Governance Committee and Risk Committee;

- An annual retainer for committee chairpersons (in lieu of the committee member retainers described above) of: $30,000 for the Audit Committee, $20,000 for the Compensation Committee, Nominating & Corporate Governance Committee and Risk Committee;

- A lead independent director fee of $50,000; and

- A grant of $175,000 in the form of restricted stock units that vest one year from the date of grant (with the number of units calculated at the time of grant by dividing the annual grant value by the closing price per share on the grant date).

Directors do not receive fees for individual Board of Directors or committee meetings in addition to the annual retainers referenced above.

As with our executive compensation program, the Compensation Committee utilizes the services of an independent compensation consultant to benchmark the competitiveness of our director compensation program, including compensation offered for service on subsidiary boards. During 2017, the Compensation Committee reviewed a director compensation benchmarking report from Compensation Advisory Partners that analyzed each aspect of director compensation against the same peer companies that were utilized for the executive compensation benchmarking report. Based on the results of this report and consultation with its compensation consultant, the Compensation Committee concluded the director compensation program detailed above was appropriate and made no changes to the program in 2017.

In addition to serving on the parent company Board of Directors, many of our directors also serve as directors on the boards of our subsidiaries and some subsidiary boards pay additional compensation for such board service. In 2017, nine of our current non-employee directors served as members of the boards of directors of our regulated subsidiaries: ICE Futures Europe, ICE Clear Europe Limited, ICE Clear Credit, LLC, ICE Futures U.S., Inc., ICE Clear U.S., Inc., ICE Trade Vault, LLC, ICE Swap Trade, LLC, Natural Gas Exchange Inc., New York Stock Exchange, LLC, NYSE American LLC, NYSE Arca, Inc., NYSE AMEX Options LLC and NYSE National, Inc.

Given the significant level of responsibility, regulatory oversight of subsidiary activities, and director time commitment to serve on subsidiary boards, we provide compensation to non-employee directors for their service on these subsidiary boards (as illustrated in the below table). Each of these subsidiary boards meets independently and holds four or more meetings a year, plus subsidiary committee meetings. Accordingly, with the assistance of Compensation Advisory Partners, we have structured subsidiary compensation to include elements similar to parent board compensation (*i.e.*, board retainer and committee retainers). We also provide office space for certain of our directors that serve as chairperson of the board of directors of an operating subsidiary.

In 2017, we received stockholder approval for, and we implemented, an amendment to our 2013 Omnibus Non-Employee Director Incentive Plan to formally institute a maximum annual compensation level of $850,000 per year (including cash and equity-based compensation from parent company board service and subsidiary board service, as may be applicable). As noted in the table below, all of our directors were below this limit in 2017.

Director Compensation Table

The following table presents information relating to compensation for our directors for the fiscal year ending December 31, 2017.

Name and Principal Position	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Hon. Sharon Y. Bowen	5,952	174,984	1,310	182,246
Ann M. Cairns	89,505	199,968	140,635	430,108
Charles R. Crisp	125,000	174,994	47,183	347,177
Duriya M. Farooqui	92,591	174,994	2,837	270,423
Jean-Marc Forneri	120,000	174,994	-	294,994
The Right Hon. the Lord Hague of Richmond	120,000	199,968	129,553	449,521
Hon. Frederick W. Hatfield	123,828	199,968	182,083	505,880
Thomas E. Noonan	116,172	174,994	-	291,166
Frederic V. Salerno	170,000	174,994	55,357	400,352
Judith A. Sprieser	140,000	199,968	125,000	464,968
Vincent Tese	138,828	199,968	125,000	463,796

(1) The amounts in this column represent fiscal year 2017 cash payments for Board and committee retainers. These amounts are pro-rated for Ms. Bowen, Ms. Cairns and Ms. Farooqui based on the date in 2017 that they joined the Board.

(2) The amounts in this column represent the aggregate fair value of restricted stock units granted for board service in the 2017 calendar year calculated in accordance with ASC Topic 718, which is equal to our closing stock price on the grant date times the number of restricted stock units granted. Annual grants to directors, other than Ms. Bowen, in 2017 were approved on May 19, 2017. The grant to Ms. Bowen reflected above was approved on December 8, 2017 in connection with commencement of her board service. As of December 31, 2017, Ms. Bowen owned 2,467 unvested restricted stock units, each of Messrs. Crisp, Forneri, Noonan and Salerno and Ms. Farooqui owned 2,950 unvested restricted stock units, and each of Lord Hague, Messrs. Hatfield and Tese and Ms. Sprieser and Ms. Cairns owned 3,371 unvested restricted stock units.

(3) The amounts in this column represent fees paid in cash and equity to directors that also served as members of the boards of directors of our regulated subsidiaries: ICE Futures Europe, ICE Clear Europe Limited, ICE Clear Credit, LLC, ICE Futures U.S., Inc., ICE Clear U.S., Inc., ICE Trade Vault, LLC, , ICE Swap Trade, National Gas Exchange Inc., New York Stock Exchange, LLC, NYSE American LLC, NYSE Arca, Inc., NYSE AMEX Options LLC, and NYSE National, Inc. The amounts in this column do not include charitable contributions made at the direction of certain U.S. directors that made an equivalent contribution to our Political Action Committee ("PAC"). If a U.S. director makes a contribution to our PAC, ICE will make a contribution in the same amount as contributed by the director (up to $5,000) to certain eligible charities, as requested by the director. In fiscal year 2017, the following directors made a contribution to our PAC that resulted (or could result) in a charitable contribution by ICE at the director's request: Mr. Crisp: $5,000, Mr. Noonan: $5,000, Mr. Salerno: $5,000, and Mr. Tese: $5,000. Dividend equivalents are accrued on unvested equity awards and are paid after the equity award vests. This table excludes dividend equivalents paid as those amounts are factored into the grant date fair value required to be reported for stock awards in the *Director Compensation Table*.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the above Compensation Discussion & Analysis with management, and based upon such review and discussion, has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in ICE's proxy statement for the 2018 Annual Meeting of Stockholders.

Compensation Committee:

Vincent Tese, Chairperson
Charles R. Crisp
Hon. Frederick Hatfield
The Rt. Hon. The Lord Hague of Richmond

PAY RATIO

Our median employee was identified based on target total cash compensation, measured as base salary plus target annual bonus, from our employee population as of December 31, 2017. As we are a U.S.-based entity and our Chief Executive Officer, Jeffrey Sprecher, is paid in U.S. dollars ("USD"), all amounts paid in currency other than USD were converted to USD prior to identification of the median employee.

Mr. Sprecher had 2017 annual total compensation of $14,461,116, as reflected in the Summary Compensation Table above. Our identified median employee's annual total compensation for 2017, as calculated using the same methodology, was $135,990. As a result, we estimate that Mr. Sprecher's 2017 annual total compensation was approximately 106 times that of our median employee.

PROPOSAL 3 — APPROVAL OF THE INTERCONTINENTAL EXCHANGE, INC. 2018 EMPLOYEE STOCK PURCHASE PLAN

On December 8, 2017, upon the recommendation and approval of our Compensation Committee, our Board of Directors unanimously approved the adoption of the 2018 Employee Stock Purchase Plan (the "ESPP"), subject to approval by our stockholders at the 2018 Annual Meeting. The ESPP is a broad-based plan that provides employees of the Company and its designated affiliates with the opportunity to become Company stockholders through periodic payroll deductions that are applied towards the purchase of our common stock (referred to herein as "shares") at a discount from the then-current market price. The ESPP does not provide for discretionary grants.

Our Board believes that the ESPP is in the best interest of the Company because it will provide an important tool to attract, retain and reward the talented employees and officers needed for our success. In addition, in encouraging share ownership by employees, the ESPP will align the interests of employees and stockholders.

If approved by the stockholders, a total of 25,000,000 shares will be made available for purchase under the ESPP.

Summary of Material Provisions of the ESPP

The principal features of the ESPP are summarized below, but the summary is qualified in its entirety by reference to the full text of the ESPP. A copy of the ESPP is attached to this Proxy Statement as Exhibit A and is incorporated herein by reference. For purposes of this Proposal 3, "Committee" means the Compensation Committee of our Board or such other committee appointed by the Board or Committee to administer the ESPP, and "Administrator" means the Committee or, subject to applicable law, one or more of the Company's officers or management team appointed by the Board or Committee to administer the day-to-day operations of the ESPP.

Purpose of the ESPP

The purpose of the ESPP is to provide an opportunity for eligible employees of the Company and any subsidiary or affiliate of the Company that has been designated by the Committee (each, a "Designated Company") to purchase shares of the Company at a discount through voluntary contributions from such employees' eligible pay, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such employees and the Company's stockholders.

The rights granted under the ESPP are intended to be treated as either (i) purchase rights granted under an "employee stock purchase plan," as that term is defined in Section 423 of the Code (*i.e.*, rights granted under a "423 Offering"), or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the requirements of Section 423 of the Code (*i.e.*, rights granted under a "Non-423 Offering"). The Committee has discretion to grant purchase rights under either a 423 Offering or a Non-423 Offering.

Shares Subject to ESPP and Adjustments upon Changes in Capitalization

A total of 25,000,000 of the Company's shares will be initially authorized and reserved for issuance under the ESPP. Such shares may be authorized but unissued shares of common stock, treasury shares or shares of common stock purchased on the open market.

In the event of any change affecting the number, class, value, or terms of the shares of Common Stock of the Company, resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution (but excluding any regular cash dividend), then the Committee, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, will, in such manner as it may deem equitable, adjust the number and class of shares of Common Stock of the Company that may be delivered under the ESPP (including the numerical limits), the purchase price per share and the number of shares of Common Stock of the Company covered by each purchase right under the ESPP that has not yet been exercised.

Administration

The ESPP will be administered by the Committee. The Committee will have, among other authority, the authority to interpret the ESPP, to determine eligibility and adjudicate disputed claims under the ESPP, to determine the terms and conditions of purchase rights under the ESPP, and to make any other determination and take any other action desirable for the administration of the ESPP. For purchase rights granted under a 423 Offering, the Committee is authorized to adopt such rules and regulations for administering the ESPP as it may deem necessary to comply with the requirements of Section 423 of the Code. To the extent not prohibited by applicable laws, the Committee may delegate its authority to a subcommittee, the Administrator or other persons or groups of persons, including to assist with the day-to-day administration of the ESPP.

Non-U.S. Sub-Plans

The Committee will also have the authority to adopt such sub-plans as are necessary or appropriate to permit the participation in the ESPP by employees who are foreign nationals or employed outside the United States. Such sub-plans may vary the terms of the ESPP, other than with respect to the number of shares reserved for issuance under the ESPP, to accommodate the requirements of local laws and procedures for non-U.S. jurisdictions. For this purpose, the Committee is authorized to adopt sub-plans for non-U.S. jurisdictions that vary the terms of the ESPP regarding, without limitation, eligibility to participate, the definition of eligible pay, the dates and duration of offering periods, the method of determining the purchase price and the discount at which shares may be purchased, any minimum or maximum amount of contributions a participant may make in an offering period or other specified period under the applicable sub-plan, the handling of payroll deductions, the treatment of purchase rights upon a change in control or a change in capitalization of the Company, the establishment of bank, building society or trust accounts to hold contributions, the payment of interest, conversion of local currency, withholding procedures and handling of share issuances.

Eligibility

Generally, any individual in an employee-employer relationship with the Company or a Designated Company for income tax and employment tax withholding and reporting purposes is eligible to participate in the ESPP and may participate by submitting an enrollment form to the Company under procedures specified by the Administrator. As of March 20, 2018, approximately 4900 employees (99% of our employee population), including all eight of our executive officers, will be eligible to participate in the ESPP.

However, the Committee, in its discretion may determine on a uniform basis for an offering that employees will not be eligible to participate if they: (i) have not completed at least two years of service since their last hire date (or such lesser period determined by the Committee), (ii) customarily work not more than 20 hours per week (or such lesser number of hours determined by the Committee), (iii) customarily work not more than five months per calendar year (or such lesser number of months determined by the Committee), (iv) are highly compensated employees within the meaning of Section 414(q) of the Code, or (v) are highly compensated employees within the meaning of Section 414(q) of the Code with compensation above a certain level or are officers subject to the disclosure requirements of Section 16(a) of the Exchange Act.

No employee is eligible for the grant of any purchase rights under the ESPP if, immediately after such grant, the employee would own shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of any subsidiary of the Company (including any shares which such employee may purchase under all outstanding purchase rights), nor will any employee be granted purchase rights to buy more than $25,000 worth of shares (determined based on the fair market value of the shares on the date the purchase rights are granted) under the ESPP in any calendar year such purchase rights are outstanding.

Eligible employees who are citizens or residents of a jurisdiction outside the United States may be excluded from participation in the ESPP if their participation is prohibited under local laws or if complying with local laws would cause a 423 Offering to fail to qualify under Section 423 of the Code. In the case of a Non-423 Offering, eligible employees may be excluded from participation in the ESPP or an offering if the Administrator has determined that participation of such eligible employees is not advisable or practicable for any reason.

Offering Periods

The ESPP will be implemented by consecutive offering periods with a new offering period commencing on the first trading day of the relevant offering period and terminating on the last trading day of the relevant offering period. Unless and until the Committee determines otherwise in its discretion, each offering period will consist of one six-month purchase period, which will run simultaneously with the offering period. Unless otherwise determined by the Committee, offering periods will run from July 1st (or the first trading day thereafter) through December 31st (or the first trading day prior to such date) and from January 1st (or the first trading day thereafter) through June 30th (or the first trading day prior to such date).

The Committee has the authority to establish additional or alternative sequential or overlapping offering periods, a different number of purchase periods within an offering period, or a different duration for one or more offering periods or purchase periods or different commencement or ending dates for such offering periods with respect to future offerings, provided that no offering period may have a duration that exceeds 27 months. Additionally, to the extent that the Committee establishes overlapping offering periods with more than one purchase period in each offering period, the Committee will have discretion to structure an offering period so that if the fair market value of a share of the Company's Common Stock on a purchase date is less than or equal to the fair market value of a share of the Company's Common Stock on the first trading day of the applicable offering period, then that offering period will terminate immediately and the participants in such terminated offering period will be automatically enrolled in a new offering period beginning on the first trading day of such new purchase period.

Payroll Deductions

Except as otherwise provided by the Committee, up to a maximum of 25% of a participant's "eligible pay" (as defined in the ESPP) may be contributed by payroll deductions toward the purchase of shares during each purchase period, or if payroll deductions are not permitted under applicable local law, such other method of contribution as specified by the Committee. A participant may elect to increase or decrease the rate of such contributions during any subsequent enrollment period by submitting the appropriate form online through the Company's designated plan broker or to the Administrator. Any such new rate of contribution will become effective on the first day of the first purchase period following the completion such form. Unless otherwise determined by the Administrator, during a purchase period, a participant may not increase or reduce his or her contribution rate.

Purchase Price

Unless otherwise determined by the Committee prior to the commencement of an offering period and subject to adjustment in the event of certain changes in our capitalization, the purchase price per share at which shares are sold in an offering period under the ESPP will be equal to the lesser of 85% of the fair market value of the shares (i) on the first trading day of the offering period, or (ii) on the purchase date (i.e., the last trading day of the purchase period). For this purpose, "fair market value" generally means the closing price of the shares of the Company's Common Stock on the applicable date. The Committee has authority to establish a different purchase price for any 423 Offering or Non-423 Offering, provided that the purchase price applicable to a 423 Offering complies with the provisions of Section 423 of the Code. As of March 20, 2018, the closing price of a share of the Company's Common Stock on NYSE was $74.41.

Purchase of Shares

Each purchase right will be automatically exercised on the applicable purchase date, and shares will be purchased on behalf of each participant by applying the participant's contributions for the applicable purchase period to the purchase of whole shares at the purchase price in effect for that purchase date.

The maximum number of shares purchasable per participant during any single offering period may not exceed 1,250 shares (or such other limit as may be imposed by the Committee), subject to adjustment in the event of certain changes in our capitalization.

Any payroll deductions not applied to the purchase of shares on any purchase date due to the limitations imposed under the ESPP on the number of shares that may be purchased will be carried over to the next purchase period, provided that if the purchase date is for the last purchase period of an offering period then any remaining amounts (other than any amount representing a fractional share) will be refunded to the participant without interest as soon as practicable.

Transferability

Purchase rights granted under the ESPP are not transferable by a participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant.

Withdrawals

A participant may withdraw from an offering period and receive a refund of contributions by submitting the appropriate form online through the Company's designated plan broker or to the Administrator within the time period prescribed by the Administrator. Upon receipt of such notice, deductions of contributions on behalf of the participant will be discontinued commencing with the payroll period immediately following the effective date of the notice of withdrawal, and such participant will not be eligible to participate in the ESPP until the next enrollment period. Amounts credited to the account of any participant who withdraws within the time period prescribed by the Administrator will be refunded, without interest, as soon as practicable.

Termination of Employment

If a participant ceases to be an eligible employee prior to a purchase date, contributions for the participant will be discontinued and any amounts credited to the participant's account will be refunded, without interest, as soon as practicable, except as otherwise provided by the Administrator.

Subject to the discretion of the Administrator, if a participant is granted a paid leave of absence, the participant's payroll deductions will continue and amounts credited to the participant's account may be used to purchase shares as provided under the ESPP. If a participant is granted an unpaid leave of absence, the participant's payroll deductions will be discontinued and no other contributions will be permitted (unless otherwise determined by the Administrator or required by law), but any amounts credited to the participant's account may be used to purchase shares on the next applicable purchase date. Where the period of leave exceeds three months and the participant's right to reemployment is not guaranteed by statute or by contract, the employment relationship will be deemed to have terminated three months and one day following the commencement of such leave.

Unless otherwise determined by the Administrator, a participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company will not be treated as having terminated employment for purposes of participating in the ESPP or an offering; however, if a participant transfers from a 423 Offering to a Non-423 Offering, the exercise of the participant's purchase right will be qualified under the 423 Offering only to the extent that such exercise complies with Section 423 of the Code. If a participant transfers from a Non-423 Offering to a 423 Offering, the exercise of the participant's purchase right will remain non-qualified under the Non-Section 423 Offering.

Change in Control

In the event of a "Change in Control" (as defined in the ESPP), each outstanding purchase right will be equitably adjusted and assumed or an equivalent purchase right substituted by the successor company or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute the purchase right or is not a publicly-traded corporation, the offering period then in progress will be shortened by setting a new purchase date before the date of the proposed Change in Control, after which the offering period will end.

Amendment and Termination of ESPP

The ESPP will become effective upon its adoption by the Board, subject to approval by the stockholders of the Company.

The Board or the Committee may amend the ESPP at any time, provided that if stockholder approval is required pursuant to the Code, securities laws or regulations, or the rules or regulations of the securities exchange on which the Company's shares are listed or traded, then no such amendment will be effective unless approved by the Company's stockholders within such time period as may be required. The Board may suspend the ESPP or discontinue the ESPP at any time, including shortening an offering period in connection with a spin-off or similar corporate event. Upon termination of the ESPP, all contributions will cease, all amounts credited to a participant's account will be equitably applied to the purchase of whole shares then available for sale, and any remaining amounts will be promptly refunded, without interest, to the participants.

U.S. Federal Income Tax Information

The following summary briefly describes the general U.S. federal income tax consequences of purchase rights under the ESPP for participants who are tax resident in the U.S., current as of March 20, 2018, but is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or other country laws. **Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the ESPP should consult their own professional tax advisors regarding the taxation of purchase rights under the ESPP. The discussion below concerning tax deductions that may become available to us under U.S. federal tax law is not intended to imply that we will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in countries other than the U.S. does not generally correspond to U.S. federal tax laws, and is not covered by the summary below.**

423 Offerings

Rights to purchase shares granted under a 423 Offering are intended to qualify for favorable federal income tax treatment available to purchase rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423(b) of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. If the shares are disposed of within two years from the purchase right grant date (*i.e.*, the beginning of the offering period) or within one year from the purchase date of the shares, a transaction referred to as a "disqualifying disposition," the participant will realize ordinary income in the year of such disposition equal to the difference between the fair market value of the shares on the purchase date and the purchase price. The amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

If the shares purchased under the ESPP are sold (or otherwise disposed of) more than two years after the purchase right grant date and more than one year after the shares are transferred to the participant, then the lesser of (i) the excess of the sale price of the shares at the time of disposition over the purchase price, and (ii) the excess of the fair market value of the shares as of the purchase right grant date over the purchase price (determined as of the first day of the offering period) will be treated as ordinary income. If the sale price is less than the purchase price, no ordinary income will be reported. The amount of any such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be long-term capital gain or loss.

The Company (or applicable Designated Company) generally will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax reporting obligations. In other cases, no deduction is allowed.

Non-423 Offerings

If the purchase right is granted under a Non-423 Offering, then the amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price will be treated as ordinary income at the time of such purchase. In such instances, the amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

The Company (or applicable Designated Company) generally will be entitled to a deduction in the year of purchase equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax-reporting obligations. For U.S. participants, Federal Insurance Contributions Act, or FICA, and Federal Unemployment Tax Act, or FUTA, taxes will generally be due in relation to ordinary income earned as a result of participation in a Non-423 Offering.

New Plan Benefits
The benefits to be received pursuant to the ESPP by the Company's executive officers, including NEOs, and employees are not currently determinable as they will depend on the purchase price of our shares in offering periods after the implementation of the ESPP, the market value of our Common Stock on various future dates, the amount of contributions that eligible officers and employees elect to make under the ESPP and similar factors. The Company's directors who are not executive officers are not eligible to receive benefits pursuant to the ESPP. As of the date of this Proxy Statement, no executive officer or employee has been granted any purchase rights under the proposed ESPP.

Directors' Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE INTERCONTINENTAL EXCHANGE, INC. 2018 EMPLOYEE STOCK PURCHASE PLAN.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our Common Stock that has been or may be issued under our equity compensation plans as of December 31, 2017:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	10,650,500	$41.13	39,660,237
Equity compensation plans not approved by security holders[2]	88,930	$ –	–
Total	10,739,430	$41.13	39,660,237

(1) The 2000 Stock Option Plan was approved by our stockholders in June 2000, the 2009 Omnibus Incentive Plan was approved by our stockholders on May 14, 2009, the 2013 Omnibus Employee Incentive Plan and the 2013 Omnibus Non-Employee Director Incentive Plan were approved by our stockholders on May 17, 2013 and the 2017 Omnibus Employee Incentive Plan was approved by our stockholders on May 19, 2017. The shareholders of NYSE approved the NYSE Amended and Restated Omnibus Incentive Plan on April 25, 2013. Of the 10,650,500 securities to be issued upon exercise of outstanding options and rights, 4,013,388 are options with a weighted average exercise price of $41.13 and the remaining 6,637,112 securities are restricted stock shares that do not have an exercise price. Of the 6,637,112 restricted stock shares to be issued, 106,105 shares were originally granted under the NYSE Amended and Restated Omnibus Incentive Plan.

(2) This category includes the 2003 Restricted Stock Deferral Plan for Outside Directors.

AUDIT MATTERS

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the quality and integrity of our financial reporting, compliance with legal and regulatory requirements, systems of internal controls, qualifications and independence of our independent registered public accounting firm, performance of our internal audit function and independent auditors, financial reporting processes and such other functions as the Board may assign from time to time. The Audit Committee spent substantial time on matters involving tax regulation changes and the Company's treasury activity. The Audit Committee is responsible for the appointment, compensation, which includes the fee negotiation, and oversight of the external auditor. The Audit Committee periodically assesses the work performed by Ernst & Young LLP to ensure a high quality of work is provided to us and, in 2015, considered the pros and cons of switching our external auditor. The Audit Committee also works with our management team in selecting the lead partner on our account and met with the current lead partner before he was put in that role. Our current lead partner has been in that position for us since 2014 and will be subject to mandatory rotation in 2019.

Our Board of Directors has adopted an Audit Committee Charter, which sets forth the responsibilities of the Audit Committee. A copy of the Audit Committee Charter is available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media— Governance—Governance & Charter Documents—Charter of the Audit Committee of the Board of Directors*." The Audit Committee held seven meetings during the fiscal year ended December 31, 2017. The Audit Committee reviewed and discussed with management and Ernst & Young LLP our audited financial statements for the fiscal year ended December 31, 2017. The Committee has also discussed with our independent public registered accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (the "PCAOB") AU Section No. 380, as currently in effect.

The Audit Committee also received the written disclosures and the letter from Ernst & Young LLP required by Rule 3526 of the PCAOB (Communications with Audit Committees Concerning Independence) and has discussed with Ernst & Young LLP its independence. The Audit Committee reviewed the audit and non-audit services provided by Ernst & Young LLP for the fiscal year ended December 31, 2017 and determined to engage Ernst & Young LLP as the independent registered public accounting firm of ICE for the fiscal year ending December 31, 2018. The Audit Committee meets to review and approve the financial information in each of our quarterly reports on Form 10-Q and our annual report on Form 10-K. During these meetings, the Audit Committee reviews any accounting, tax and treasury issues and events that arose during the quarter, reviews legal matters that may impact our financial statements, reviews our earnings press release, meets with representatives of our internal audit department to discuss Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") matters and the status of internal audits and discusses the audit or review process conducted by Ernst & Young LLP. The Audit Committee also is responsible for the appointment and replacement, if necessary, of the Chief Audit Executive and consults with management regarding the performance of the Chief Audit Executive. The Audit Committee makes the final determination of the annual compensation of the Chief Audit Executive based on recommendations from the Compensation Committee and senior management.

Based upon the Audit Committee's review of the audited financial statements and the discussions noted above, the Audit Committee recommended that the Board of Directors include the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for filing with the SEC.

Audit Committee:

Judith A. Sprieser, Chairperson
Charles R. Crisp
Duriya M. Farooqui
Vincent Tese

PROPOSAL 4 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018

The Audit Committee of our Board of Directors, in accordance with its charter and authority delegated to it by the Board of Directors, has appointed the firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2018, and the Board of Directors has directed that such appointment be submitted to our stockholders for ratification at the Annual Meeting. Ernst & Young LLP has audited our financial statements since 2002 and is considered by our Audit Committee to be well qualified. Our organizational documents do not require that our stockholders ratify the selection of Ernst & Young LLP as our independent registered public accounting firm. We are seeking stockholder ratification because we believe doing so is good corporate practice and our Audit Committee believes appointing Ernst & Young LLP to be in the best interest of our stockholders. If the stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment, but may still retain Ernst & Young LLP.

Representatives of Ernst & Young LLP will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. They also will be available to respond to appropriate questions from stockholders.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018.

INFORMATION ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for us by Ernst & Young LLP as of and for the fiscal years ended December 31, 2017 and 2016 are set forth below. The aggregate fees included in the Audit Fees category are fees billed *for* the fiscal year for the integrated audit of our annual financial statements and audits and reviews of statutory and regulatory filings. The aggregate fees included in the Audit-Related, Tax and Other Fees categories are fees for services performed *in* the fiscal years.

	Fiscal Year 2017	Fiscal Year 2016
Audit Fees	$10,425,000	$11,009,000
Audit-Related Fees	963,000	1,798,500
Tax Fees	325,000	60,000
All Other Fees	—	—
Total	$11,713,000	$12,867,500

Audit Fees for the fiscal years ended December 31, 2017 and 2016 were for professional services rendered for the audits of our annual consolidated financial statements, reviews of periodic reports and other documents filed with the SEC, audits of the effectiveness of internal control as required by Section 404 of Sarbanes-Oxley and services that are customarily provided in connection with statutory or regulatory filings.

Audit-Related Fees for the fiscal year ended December 31, 2017 and 2016 were for due diligence related to certain merger and acquisition activities, service organization control attestation reports, agreed upon procedures, financial resource requirement interim profit reviews and other consultations.

Tax Fees for the fiscal year ended December 31, 2017 and 2016 were for tax compliance and advisory services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Pursuant to the provisions of its charter, the Audit Committee's policy is to pre-approve and monitor all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has sole authority, without action by the Board of Directors, for the review and approval of such services and fees. The Audit Committee pre-approved all services performed by the independent registered public accounting firm in fiscal year 2017.

ADDITIONAL INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, based on data provided to us or filed with the SEC, with respect to beneficial ownership of shares of our Common Stock as of March 20, 2018 for (i) each person known by us to beneficially own more than five percent of the outstanding shares of our Common Stock, (ii) each director and nominee for election as a director, (iii) each of our NEOs, and (iv) all of our director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes having voting and/or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and sole investment power with respect to the shares set forth opposite each person's or entity's name.

Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of March 20, 2018 or restricted stock units that vest within 60 days of March 20, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. As of March 20, 2018, there were 580,976,087 shares of Common Stock issued and outstanding. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Holders of More Than 5%:		
T. Rowe Price Associates, Inc. (1)	41,087,599	7.1%
100 E. Pratt Street, Baltimore, MD 21202		
The Vanguard Group, Inc. (2)	40,959,533	7.1%
100 Vanguard Blvd., Malvern, PA 19355		
BlackRock, Inc. (3)	37,271,703	6.4%
55 East 52nd Street, New York, NY 10022		
Named Executive Officers, Directors and Nominees:		
Sharon Y. Bowen (4)	0	*
Ann M. Cairns (4)	3,371	*
Charles R. Crisp (4)(5)	64,460	*
Jean-Marc Forneri (4)	58,015	*
Duriya M. Farooqui (4)	2,950	*
Lord Hague of Richmond (4)	9,001	*
Frederick W. Hatfield (4)	33,166	*
Thomas E. Noonan (4)	6,065	*
Frederic V. Salerno (4)	34,175	*
Judith A. Sprieser (4)	36,236	*
Vincent Tese (4)	52,441	*
Jeffrey C. Sprecher (6)(7)	6,551,022	1.1%
Thomas W. Farley (6)	241,245	*
David S. Goone (6)	332,223	*
Scott A. Hill (6)	610,910	*
Benjamin R. Jackson (6)	135,953	*
Charles A. Vice (6)	749,204	*
All Directors, Nominees and Executive Officers as a Group (20 persons)(4)(6)	9,206,140	1.5%

*   Represents less than 1% of the outstanding Common Stock.

(1)   Based on a report on Schedule 13G/A filed February 14, 2018 by T. Rowe Price Associates, Inc. ("T. Rowe Price 13G"). According to the T. Rowe Price 13G, T. Rowe Price Associates, Inc. has sole voting power over 14,409,853 shares of Common Stock and sole dispositive power over 41,087,599 shares of Common Stock. As disclosed by T. Rowe Price Associates, Inc., these securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as an investment advisor. For the purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be the beneficial owner of such securities.

(2)   Based on a report on Schedule 13G/A filed February 9, 2018 by The Vanguard Group, Inc. (the "Vanguard 13G"). According to the Vanguard 13G, The Vanguard Group, Inc. has sole voting power over 831,376 shares of Common Stock, sole dispositive power over 40,011,943 shares of Common Stock, shared voting power over 138,681 shares of Common Stock and shared dispositive power over 947,590 shares of Common Stock. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 646,354 shares of Common Stock as a result of its serving as investment manager of collective trust accounts, and Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 482,101 shares of Common Stock as a result of its serving as investment manager of Australian investment offerings.

(3)   Based on a report on Schedule 13G/A filed January 25, 2018 by BlackRock, Inc. (the "BlackRock 13G"). According to the BlackRock 13G, BlackRock, Inc. has sole voting power over 31,571,424 shares of Common Stock, sole dispositive power over 37,271,704 shares of Common Stock and shared voting power and dispositive power over 0 shares of Common Stock.

(4)   Beneficial ownership of directors includes stock options exercisable within 60 days of March 20, 2018 under the 2000 Stock Option Plan, and/or restricted stock unit awards that vest within 60 days of March 20, 2018 under the 2003 Restricted Stock Deferral Plan for Outside Directors, the 2009 Omnibus Incentive Plan and the 2013 Omnibus Non-Employee Director Incentive Plan.

(5)   Includes 10,000 shares of Common Stock held by Mr. Crisp's spouse.

(6)   Beneficial ownership of each executive officer includes stock options exercisable within 60 days of March 20, 2018 under the 2000 Stock Option Plan, the 2009 Omnibus Incentive Plan or the 2013 Omnibus Employee Incentive Plan and restricted stock unit awards that vest within 60 days of March 20, 2018 under the 2009 Omnibus Incentive Plan, the 2013 Omnibus Employee Incentive Plan or the 2017 Omnibus Employee Incentive Plan.

(7)   Includes 3,791,705 shares of Common Stock held by Continental Power Exchange, Inc. ("CPEX") and 103,564 shares of Common Stock and 98,315 shares of Common Stock underlying restricted stock awards and stock options, respectively, exercisable within 60 days of March 20, 2018 held by Mr. Sprecher's spouse. Mr. Sprecher owns 100% of the equity interest in CPEX. CPEX currently has no assets other than its equity interest in us and conducts no operations. Mr. Sprecher disclaims beneficial ownership of the shares held directly and underlying stock options held by his spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors has delegated to the Nominating & Corporate Governance Committee the authority to review and approve all transactions between us and one or more of our directors, or between us and any corporation, partnership, association or other organization in which one or more of our directors or officers serve as a director or officer or have a financial interest. In addition, our Global Code of Business Conduct, which applies to all employees, officers and directors, generally prohibits conflicts of interests and requires that such conflicts in all cases should be discussed with management (or the Chief Executive Officer, in the case of conflicts related to outside employment or board membership). The Nominating & Corporate Governance Committee reports the findings of any review and its determinations regarding transactions with related persons to the full Board of Directors.

Our Board of Directors has also adopted a formal, written related-party transactions approval policy that provides that the Nominating & Corporate Governance Committee or the Board of Directors will review and approve transactions in excess of $120,000 in value in which we participate and in which a director, executive officer or 5% stockholder (or immediate family member of any of the foregoing) has or will have a direct or indirect material interest. Under this policy, the Nominating & Corporate Governance Committee or the Board of Directors, as applicable, will be provided with the significant details of each related-party transaction, including the material terms of the transaction and the benefits to ICE and to the relevant related party, as well as any other information it believes to be relevant to review and approve these transactions. In determining whether to approve a related-party transaction, the Nominating & Corporate Governance Committee or the Board of Directors, as applicable, will consider, among other factors:

• whether the terms of the transaction are fair to ICE;

• whether there are business reasons for ICE to enter into the transaction;

• whether the transaction would impair the independence of a non-employee director; and

• whether the transaction presents an impermissible conflict of interest, taking into account the size of the transaction, the financial position of the director, officer or related party, the nature of his or her interest in the transaction, and the ongoing nature of the transaction.

After consideration of the relevant information, the Board of Directors may approve only those related-party transactions that it determines are not inconsistent with the best interests of ICE. This policy also includes categorical standards providing that specified types of transactions will be deemed not to be inconsistent with the best interests of ICE.

Relationships with Our Stockholders

Registration Rights

As a part of the transactions surrounding our formation, we entered into an agreement with our predecessor company, CPEX, on May 11, 2000. Our Chief Executive Officer, Mr. Sprecher, owns all the equity interests in CPEX. Pursuant to the agreement, CPEX conveyed all of its assets and liabilities to us. These assets included intellectual property that we used to develop our electronic platform. In return, we issued to CPEX an equity interest in our business and we agreed to give CPEX a put option, by which CPEX could require us to buy its equity interest in our business at the purchase price equal to the greater of our fair market value or $5 million. In connection with our initial public offering, in October 2005 we entered an agreement with CPEX and Mr. Sprecher to terminate the put option upon the closing of our initial public offering. In connection with the termination of the put option, we amended certain registration rights previously granted to CPEX, which as of March 20, 2018 owns 3,791,705 shares of our Common Stock. Under this agreement, CPEX is entitled to require us to register for resale into the public market its Common Stock if Mr. Sprecher's employment with us has been terminated. In addition, we may be obligated to pay the expenses of registration of such shares, including underwriters' discounts up to a maximum of $4.5 million.

Other

Kelly L. Loeffler, a corporate officer and our Chief Communications and Marketing Officer, married Jeffrey C. Sprecher, our Chairman and Chief Executive Officer in 2004. Since joining ICE in September 2002, Ms. Loeffler has reported directly to our Chief Financial Officer. In 2017, Ms. Loeffler received total cash compensation of approximately $1,000,000. As part of her separation from service with ICE that was announced on March 27, 2018, Ms. Loeffler will receive her annual base salary of $500,000 and a bonus of $500,000 during the 2018 fiscal year. These payments are contingent upon her performing specific work assignments as requested and facilitating an orderly transition of her responsibilities and duties through December 31, 2018.

SECTION 16(A) OF THE SECURITIES EXCHANGE ACT BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and regulations of the SEC require our directors, officers and persons who own more than 10% of a registered class of our equity securities, as well as certain affiliates of such persons, to file initial reports of their ownership of our equity securities and subsequent reports of changes in such ownership with the SEC. Directors, officers and persons owning more than 10% of a registered class of our equity securities are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports provided by the reporting persons or their respective brokers and on information known to us regarding changes in ownership, we believe that during the fiscal year ended December 31, 2017, our directors, officers and owners of more than 10% of a registered class of our equity securities complied with all applicable filing requirements.

VOTING INSTRUCTIONS AND FREQUENTLY ASKED QUESTIONS

Who can vote at the Annual Meeting?

The securities that can be voted at the Annual Meeting consist of shares of our Common Stock. Subject to the voting limitations described below under *What are the voting and ownership limitations?*, each share of Common Stock entitles its holder to one vote on each matter submitted to the stockholders for approval. The holders of shares of Common Stock will vote together as a single class on all matters presented to the stockholders for their vote or approval. The record date for determining the holders of shares of Common Stock who are entitled to receive notice of and to vote at the Annual Meeting, or any adjournments or postponements thereof, was the close of business on March 20, 2018. On the record date, 580,976,087 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

What proposals will be voted on at the Annual Meeting?

There are four proposals to be considered and voted on at the meeting:

- To elect twelve directors to serve until the 2019 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

- An advisory resolution on our executive compensation;

- To approve the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan; and

- To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018.

You may also vote on any other business that properly comes before the Annual Meeting.

How does the Board of Directors recommend I vote?

Our Board of Directors unanimously recommends that you vote:

- **"FOR"** each of the nominees to the Board of Directors.

- **"FOR"** the executive compensation advisory vote.

- **"FOR"** the approval of the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan.

- **"FOR"** ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018.

Who is a stockholder of record?

During the ten days prior to the Annual Meeting, a list of the stockholders of record as of March 20, 2018 will be available for inspection as described below under *How can I view the stockholders list?*.

- If you hold shares of Common Stock that are registered in your name on the records of ICE maintained by its transfer agent, Computershare Investor Services, on March 20, 2018, the record date for the Annual Meeting, you are a stockholder of record entitled to vote on the proposals; or

- If you hold shares of Common Stock indirectly through a broker, bank or similar institution, you are not a stockholder of record, but instead hold in "street name."

If you are a stockholder of record, the Notice of Internet Availability of Proxy Materials described below is being sent to you directly. If you hold shares in street name, the Notice is being sent to you by the bank, broker or similar institution through which you hold your shares.

What are the voting and ownership limitations?

Our Fourth Amended and Restated Certificate of Incorporation places certain ownership and voting limits on the holders of our Common Stock. Capitalized terms used below and not otherwise defined in this Proxy Statement are defined in Exhibit B to this Proxy Statement. Under our Fourth Amended and Restated Certificate of Incorporation:

- no Person (either alone or together with its Related Persons) may beneficially own shares of our Common Stock representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter; and

- no Person (either alone or together with its Related Persons) shall be entitled to vote or cause the voting of shares of our Common Stock representing in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no Person (either alone or together with its Related Persons) may acquire the ability to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of our outstanding capital stock.

In the event that a Person, either alone or together with its Related Persons, beneficially owns shares of our Common Stock representing more than 20% of the total number of votes entitled to be cast on any matter, such Person and its Related Persons shall be obligated to sell promptly, and ICE shall be obligated to purchase promptly, at a price equal to the par value of such shares of Common Stock and to the extent that funds are legally available for such purchase, that number of shares of our Common Stock necessary so that such Person, together with its Related Persons, shall beneficially own shares of our Common Stock representing in the aggregate no more than 20% of the total number of votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

In the event that a Person, either alone or together with its Related Persons, possesses more than 10% of the total number of votes entitled to be cast on any matter (including if it possesses this voting power by virtue of agreements entered into by other Persons not to vote shares of our outstanding capital stock), then such Person, either alone or together with its Related Persons, will not be entitled to vote or cause the voting of these shares of our capital stock to the extent that such shares represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and ICE shall disregard any such votes purported to be cast in excess of this percentage.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of ICE or by any officer or director of ICE acting on behalf of ICE or to a solicitation of a revocable proxy by an ICE stockholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a stockholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of ICE where the total number of persons solicited is not more than ten.

Our Board of Directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination of our Board of Directors that:

- the acquisition of such shares and the exercise of such voting rights, as applicable, by such Person, either alone or together with its Related Persons, will not impair:

- the ability of any national securities exchange registered under Section 6 of the Exchange Act that is directly or indirectly controlled by the Company (each such national securities exchange so controlled, an "Exchange"), Intermediate Holding Company or the Company to discharge their responsibilities under the Exchange Act and the rules and regulations thereunder; and

- the ability of the SEC to enforce the Exchange Act;

- the acquisition of such shares and the exercise of such voting rights, as applicable, is otherwise in the best interests of ICE, its stockholders and each Exchange;

- neither the Person obtaining the waiver nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such Person is seeking to obtain a waiver above the 20% level; and

- for so long as ICE directly or indirectly controls one or more Exchanges, neither the Person requesting the waiver nor any of its Related Persons is a Member of any Exchange.

In making these determinations, our Board of Directors may impose conditions and restrictions on the relevant stockholder or its Related Persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of ICE.

Our Fourth Amended and Restated Certificate of Incorporation also provides that our Board of Directors has the right to require any Person and its Related Persons that our Board reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including Related Persons) that at any time beneficially owns 5% or more of our outstanding capital stock, to provide to us, upon our Board's request, complete information as to all shares of our capital stock that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above.

If you are a Related Person with another holder of our Common Stock and either: (i) you (either alone or with your Related Person) may vote shares of Common Stock representing more than 10% of the then outstanding shares entitled to vote at the Annual Meeting, or (ii) you have entered into an agreement not to vote shares of our Common Stock, the effect of which agreement would be to enable any Person, either alone or with its Related Persons, to vote or cause the voting of shares of our Common Stock that represent in the aggregate more than 10% of the then outstanding votes entitled to be cast at the Annual Meeting, then please so notify ICE by contacting our Corporate Secretary by mail at Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, or by phone at 770-857-4700.

How can I view the stockholders list?

A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection upon request of any stockholder for any purpose germane to the meeting at our principal executive offices, 5660 New Northside Drive, Third Floor, Atlanta, GA 30328, during the ten days prior to the Annual Meeting, during ordinary business hours, and at the Annual Meeting. To make arrangements to review the list prior to the Annual Meeting, stockholders should contact our Investor Relations department at (770) 857-4700 or *investors@theice.com*.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of paper copies of the proxy materials?

Pursuant to the SEC "Notice and Access" rules, we are furnishing our proxy materials to our stockholders over the Internet instead of mailing each of our stockholders paper copies of those materials. As a result, we will send our stockholders by mail or e-mail a Notice of Internet Availability of Proxy Materials, which we refer to as the Notice, containing instructions on how to access our proxy materials over the Internet and how to vote. ***The Notice is not a ballot or proxy card and cannot be used to vote your shares of Common Stock.*** You will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the Notice or on the website referred to on the Notice.

If you own shares of Common Stock in more than one account—for example, in a joint account with your spouse and in your individual brokerage account—you may have received more than one Notice. To vote all of your shares of Common Stock, please follow each of the separate proxy voting instructions that you received for your shares of Common Stock held in each of your different accounts.

We expect to send the Notice to most of our stockholders by mail or email beginning on or about March 29, 2018.

What information does the Notice contain?

The Notice includes, among other matters: (i) the place, date and time of the Annual Meeting; (ii) a brief description of the proposals to be voted on at the Annual Meeting and the Board of Directors' voting recommendation with regard to each proposal; (iii) information regarding the website where the proxy materials are posted; (iv) various methods by which a stockholder may request paper or electronic copies of the proxy materials; and (v) instructions on how to vote by Internet, by telephone, by mail or in person at the Annual Meeting.

If I have previously indicated that I want to get ICE proxy materials electronically, will I get them electronically this year?

Yes. If you previously elected to receive proxy materials electronically, this year you will receive the Notice and you will not receive paper copies of the proxy materials. If you have previously agreed to electronic delivery of our proxy materials but wish to receive paper copies of the materials for the 2018 Annual Meeting or for future meetings, please follow the instructions on the Notice you received to request paper copies.

How do I vote?

You may submit your proxy with voting instructions in one of three ways:

- ***By Internet.*** Go to *www.proxyvote.com* and follow the instructions for Internet voting, which can also be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting is available 24 hours a day. If you choose to vote by Internet, then you do not need to return the proxy card. To be valid, your vote by Internet must be received by 11:59 p.m., Eastern Daylight Time, on May 17, 2018.

- ***By Telephone.*** By calling the toll-free number for telephone voting that can be found on the enclosed proxy card (800-690-6903). You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., Eastern Daylight Time, on May 17, 2018.

- **By Mail.** If you request printed copies of the proxy materials to be sent to you by mail, complete the proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., Eastern Daylight Time, on May 17, 2018.

You may also vote your shares in person at the Annual Meeting. See *What do I need to do to attend the Annual Meeting?* below.

If your shares of Common Stock are held in "street name" (*i.e.*, through a bank, broker or other nominee), your proxy materials include a voting instruction form from the institution holding your shares. The availability of telephone or Internet voting will depend upon the institution's voting processes. Please contact the institution holding your shares of Common Stock for more information.

What do I need to do to attend the Annual Meeting and can I view the Annual Meeting without physically attending the Annual Meeting?

You may attend the Annual Meeting and vote your shares in person by ballot. If you plan to attend the Annual Meeting in person you will need to bring proof of your ownership of Common Stock as of the close of business on March 20, 2018.

If you hold shares of Common Stock in "street name" and would like to vote in person at the Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of Common Stock as of the close of business on March 20, 2018. Alternatively, you may contact the institution in whose name your shares are registered and obtain a legal proxy from that institution and bring it to the Annual Meeting.

We plan to broadcast the Annual Meeting live over the Internet. You can access the Annual Meeting through our Investor Relations website at *www.ir.theice.com* under the link "*Events & Presentations*." You can also listen to the Annual Meeting live via telephone by dialing 800-919-0370 from the United States or Canada, or 212-231-2931 from outside the United States.

How can I revoke my proxy or substitute a new proxy or change my vote?

You may revoke a proxy at any time before it is exercised by:

- filing a written revocation with the Corporate Secretary of ICE;

- submitting a proxy bearing a later date (by Internet, telephone or mail) that is received no later than the deadline specified on the proxy card; or

- voting in person at the Annual Meeting.

Please note, however, that under the rules of the NYSE, any beneficial owner of our Common Stock whose shares are held in street name by a NYSE member brokerage firm may revoke its proxy and vote its shares in person at the Annual Meeting only in accordance with applicable rules and procedures as employed by such beneficial owner's brokerage firm.

Attending the Annual Meeting will not automatically revoke a proxy that was submitted by Internet, telephone or mail.

If I submit a proxy by Internet, telephone or mail, how will my shares be voted?

If you properly submit your proxy by one of these methods, and you do not subsequently revoke your proxy, your shares will be voted in accordance with your instructions.

If you sign, date and return your proxy card but do not give voting instructions, your shares will be voted as follows: **FOR** the election of ICE's director nominees; **FOR** the advisory resolution on executive compensation; **FOR** the approval of the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan; **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018; and otherwise voted in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting.

If I hold my shares in "street name" through a broker and do not provide voting instructions, can my broker still vote my shares?

Under the rules of the NYSE, brokers that have not received voting instructions from their customers ten (10) days prior to the meeting date may vote their customers' shares in the brokers' discretion on the ratification of the appointment of the independent registered public accounting firm because this matter is currently deemed as a "routine" matter under NYSE rules. In addition, certain member brokers will only vote uninstructed shares in the same proportion as the instructions received by that broker from all other stockholders.

NYSE rules provide that (i) the election of directors, (ii) the advisory resolution on our executive compensation and (iii) the approval of the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan are "non-routine" matters, which means that member brokers that have not received instructions from the beneficial owners of shares of Common Stock do not have discretion to vote the shares held by those beneficial owners on the election of directors, the advisory resolution on our executive compensation and the approval of the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan.

How many votes are required to transact business at the Annual Meeting?

A majority of all issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting constitutes a quorum (*i.e.*, the minimum number of shares that must be present or represented by proxy at the Annual Meeting in order to transact business). Any shares in excess of the voting limits described in *What are the voting and ownership limitations?* will not count as present or outstanding for purposes of determining whether a quorum is present at the Annual Meeting unless the holder of those shares has received a waiver of the voting limits from our Board of Directors. Subject to the rules regarding the votes necessary to adopt the proposals discussed below, abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. "Abstentions" occur when stockholders are present in person or represented by proxy at the Annual Meeting but fail to vote or voluntarily withhold their vote for any of the matters upon which the stockholders are voting. "Broker non-votes" are proxies returned by brokerage firms for which no voting instructions have been received from beneficial owners. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from any adjournments or postponements of the Annual Meeting, unless a new record date is set).

How are votes counted?

Election of Directors
Our Amended and Restated Bylaws provide for a majority vote standard in the election of directors in uncontested elections. This means that a majority of the votes cast by stockholders entitled to vote "for" or "against" the election of a director nominee must be voted "for" the director nominee in order for that director nominee to be elected. A director who fails to receive a majority of "for" votes will be required to tender his or her resignation. An abstention will not be treated as a vote "for" or "against" the election of any nominee and will have no effect on the outcome of the vote.

Advisory Resolution on Our Executive Compensation
Under our Amended and Restated Bylaws, the affirmative vote of a majority of votes cast by the stockholders entitled to vote at the Annual Meeting is required to approve the advisory resolution on our executive compensation. An "abstention" from voting on this matter will be treated as "present" for quorum purposes. However, since an abstention is not treated as a vote "for" or "against" the matter, it will have no effect on the outcome of the vote.

Approval of the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan
Under our Amended and Restated Bylaws, the affirmative vote of a majority of votes cast by the stockholders entitled to vote at the Annual Meeting is required to approve the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan. An "abstention" from voting on this matter will be treated as "present" for quorum purposes. However, since an abstention is not treated as a vote "for" or "against" the matter, it will have no effect on the outcome of the vote.

Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2018
Under our Amended and Restated Bylaws, the affirmative vote of a majority of the votes cast by stockholders entitled to vote at the Annual Meeting is required to ratify the appointment of our independent registered public accounting firm. An "abstention" from voting on this matter will be treated as "present" for quorum purposes. However, since an abstention is not treated as a vote "for" or "against" the matter, it will have no effect on the outcome of the vote.

Abstentions and Broker Non-Votes
In the cases of the (i) election of directors, (ii) advisory resolution on our executive compensation, (iii) approval of the Intercontinental Exchange, Inc. 2018 Employee Stock Purchase Plan and (iv) approval of the ratification of the appointment of Ernst & Young LLP, only votes cast "for" or "against" will be considered; abstentions and broker non-votes will not be treated as a vote "for" or "against" any of these proposals and therefore will have no effect on the vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on the approval of the ratification of the appointment of Ernst & Young LLP within a specified period of time prior to the meeting, then your broker will have the authority to vote your shares on such proposal.

Where and when will the voting results be available?

We will file the official voting results on a Current Report on Form 8-K within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

Who pays for the expenses of this proxy solicitation?

In addition to soliciting proxies through the mail and by email pursuant to the SEC "Notice and Access" rules, we may solicit proxies through our directors, officers and employees in person and by telephone or facsimile. We have also engaged Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902 to assist us in the solicitation of proxies, and the anticipated cost of such engagement is approximately $10,000.00. Brokerage firms, nominees, custodians and fiduciaries also may be requested to forward proxy materials to the beneficial owners of shares held of record by them. We will pay all expenses incurred in connection with the solicitation of proxies.

This Proxy Statement and Our Annual Report are available at *www.proxyvote.com*.

The Annual Report of Intercontinental Exchange, Inc. for the fiscal year ended December 31, 2017 (the "Annual Report"), which includes our Form 10-K for the fiscal year ended December 31, 2017, is being made available with this Proxy Statement to our stockholders. Stockholders are referred to the Annual Report for financial and other information about us. The Annual Report is not a part of this Proxy Statement. This Proxy Statement and the Annual Report are also available on our Investor Relations website at *www.ir.theice.com*. We will also provide a copy of the Annual Report for no charge upon written or verbal request. See *Distribution of Certain Documents* below.

Also, we are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Investor Relations website at *www.ir.theice.com* or the SEC's website at *www.sec.gov*. **We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K, without charge to any stockholder upon written or verbal request to us at Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attn: Investor Relations, telephone: 770-857-4700, e-mail: *investors@theice.com*.**

In addition, the charters of our Audit Committee, Compensation Committee, Nominating & Corporate Governance Committee and Risk Committee are available on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media—Governance— Governance & Charter Documents*." We also provide our Global Code of Business Conduct, which includes information on our Global Reporting and Anti-Fraud Policy, our Board Communication Policy and our Board of Directors Governance Guidelines on our website at *www.intercontinentalexchange.com* under the links "*Investors & Media—Governance—Governance & Charter Documents*." We will also provide a printed copy of these documents to stockholders upon request.

Distribution of Certain Documents

SEC rules permit us to deliver a single copy of this Proxy Statement and our Annual Report to any household not participating in electronic proxy material delivery at which two or more stockholders reside, if we believe the stockholders are members of the same family. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if any stockholder residing at such an address wishes to receive a separate copy of this Proxy Statement or our Annual Report, he or she may contact us at Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attn: Investor Relations, telephone: 770-857-4700, e-mail: *investors@theice.com*, and we will deliver those documents to such stockholder promptly upon receiving the request.

If you are receiving multiple copies of our Annual Report and Proxy Statement, you may request "householding" in the future by contacting Investor Relations. Stockholders of record residing at the same address and currently receiving multiple copies of the Proxy Statement may request "householding" by contacting our registrar and transfer agent, Computershare Trust Company, N.A. via phone at (888) 404-6332 or by mail at P.O. Box 505000, Louisville, Kentucky 40233-5000. Overnight correspondence should be mailed to 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202. Beneficial owners may request "householding" by contacting their broker or bank.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by ICE under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report on Executive Compensation" and "Audit Committee Report," will not be deemed incorporated, unless specifically provided otherwise in such filing.

STOCKHOLDERS' PROPOSALS FOR 2019 ANNUAL MEETING

Stockholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2019 Annual Meeting of Stockholders must submit their proposals by certified mail, return receipt requested, and such stockholder proposals must be received at our executive offices in Atlanta, Georgia, on or before November 29, 2018, to be eligible for inclusion in our Proxy Statement and form of proxy relating to that meeting. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

In accordance with our Amended and Restated Bylaws, and in addition to any other requirements under applicable law, for a matter (other than a nomination for director) not included in our proxy materials to be properly brought before the 2019 Annual Meeting of Stockholders, a stockholder's notice of the matter the stockholder wishes to present must be delivered to the Corporate Secretary of ICE, Johnathan H. Short, at Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, not less than 90 nor more than 120 days prior to the first anniversary of the 2018 Annual Meeting of Stockholders. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of our Amended and Restated Bylaws (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than January 18, 2019 and no later than February 18, 2019. However, if and only if the 2019 Annual Meeting of Stockholders is not scheduled to be held within a period that commences 30 days before and ends 30 days after the anniversary date of our 2018 Annual Meeting, the stockholder notice must be given by the later of the close of business on the date 90 days prior to such annual meeting date or the close of business on the tenth day following the date on which the annual meeting is publicly announced or disclosed. Any such stockholder notice must be in writing and must set forth (i) the text of the proposal to be presented, (ii) a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, (iii) any material interest of such stockholder in the matter proposed (other than as a stockholder), if applicable, (iv) in the case of a person that holds stock entitled to vote at the annual meeting through a nominee or "street name" holder of record of such stock, evidence establishing such holder's indirect ownership of the stock and entitlement to vote such stock on the matter proposed at the annual meeting, (v) the number and class of shares of each class of stock of ICE that are, directly or indirectly, owned of record and beneficially by any "associated person" of such stockholder or beneficial owner, (vi) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of stock of ICE, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of ICE or otherwise (a "Derivative Instrument") directly or indirectly beneficially owned by such stockholder, by such beneficial owner, or by any such "associated person," (vii) any other direct or indirect opportunity held or beneficially owned by such stockholder, by such beneficial owner, or by any such "associated person," to profit or share in any profit derived from any increase or decrease in the value of shares of any class of stock of ICE, (viii) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder, such beneficial owner, or any such "associated person" has a right to vote any shares of any security of ICE, (ix) any short interest in any security of ICE held or beneficially owned by such stockholder, by such beneficial owner, or by any such "associated person," (x) any right to dividends on the shares of any class of stock of ICE beneficially owned by such stockholder, by such beneficial owner, or by any such "associated person," which right is separated or separable from the underlying shares, (xi) any proportionate interest in shares of any class of stock of ICE or Derivative Instrument held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner, or such "associated person" is a general partner or with respect to which such stockholder, such beneficial owner, or such "associated person," directly or indirectly, beneficially owns an interest in a general partner and (xii) any performance-related fees (other than an asset-based fee) to which such stockholder, such beneficial owner, or such "associated person" is entitled based on any increase or decrease in the value of shares of any class of stock of ICE or Derivative Instruments, if any, in each case with respect to the information required to be included in the notice pursuant to (v) through (xii) above, as of the date of such stockholder notice (which information shall be supplemented by such stockholder and by such beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such beneficial ownership, interest, or arrangement as of the record date). Stockholder nominations for the Board of Directors must comply with the procedures set forth above under *Corporate Governance—Stockholder Recommendations for Director Candidates*.

Proxy Access

For a stockholders' notice of nomination of one or more director candidates to be included in our proxy materials for our 2019 Annual Meeting of Stockholders, pursuant to the proxy access right included in Section 2.15 of our Amended and Restated Bylaws, such notice of nomination must be received by our Corporate Secretary at our principal executive offices no earlier than the close of business 150 calendar days and no later than the close of business 120 calendar days before the anniversary date that we mailed our proxy materials for our 2018 Annual Meeting of Stockholders. The notice must contain the information required by our Amended and Restated Bylaws, and the stockholder(s) and nominee(s) must comply with the information and other requirements in our Amended and Restated Bylaws relating to the inclusion of stockholder nominees in our proxy materials.

OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING

Our Board of Directors knows of no matters other than those stated in the accompanying Notice of Annual Meeting of Stockholders that may properly come before the Annual Meeting. However, if any other matter should be properly presented for consideration and voting at the Annual Meeting or any adjournments or postponements thereof, it is the intention of the persons named as proxies on the enclosed form of proxy card to vote the shares represented by all valid proxy cards in accordance with their judgment of what is in the best interest of ICE.

By Order of the Board of Directors.

Jeffrey C. Sprecher
Chairman and Chief Executive Officer

Atlanta, Georgia
March 29, 2018

Our 2017 Annual Report, which includes audited consolidated financial statements, has been made available to our stockholders with these proxy materials. The Annual Report does not form any part of the material for the solicitation of proxies.

EXHIBIT A — INTERCONTINENTAL EXCHANGE, INC. 2018 EMPLOYEE STOCK PURCHASE PLAN

1. Definitions.

(a)   "Administrator" means the Committee or, subject to Applicable Law, one or more of the Company's officers or management team appointed by the Board or Committee to administer the day-to-day operations of the Plan. Except as otherwise provided in the Plan, the Board or Committee may assign any of its administrative tasks to the Administrator.

(b)   "Affiliate" will have the meaning ascribed to such term in Rule 12b-2 promulgated under the Exchange Act. The Board will have the authority to determine the time or times at which "Affiliate" status is determined within the foregoing definition.

(c)   "Applicable Law" means the requirements relating to the administration of equity-based awards under state corporate laws, United States federal and state securities laws, the Code, the rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. jurisdiction where rights are, or will be, granted under the Plan.

(d)   "Board" means the Board of Directors of the Company.

(e)   "Change in Control" means the happening of any of the following:

(i)   any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing 30% or more of the combined voting power of the then outstanding securities of ICE eligible to vote for the election of the members of ICE's Board (the "Company Voting Securities") unless (1) such person is the Company, (2) such person is an employee benefit plan (or a trust which is a part of such a plan) which provides benefits exclusively to, or on behalf of, employees or former employees of the Company, or (3) such person acquired such securities in a Non-Qualifying Transaction (as defined in Section 1(e)(iv));

(ii)   during any period of not more than thirty-six (36) months, individuals who constitute the Board as of the beginning of the period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the Company's proxy statement in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of ICE as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(iii)   any dissolution or liquidation of ICE or any sale or the disposition of 50% or more of the assets or business of ICE; or

(iv)   the consummation of any reorganization, merger, consolidation or share exchange or similar form of corporate transaction involving ICE unless (1) the persons who were the beneficial owners of the outstanding securities eligible to vote for the election of the members of ICE's Board immediately before the consummation of such transaction hold more than 60% of the voting power of the securities eligible to vote for the members of the board of directors of (i) the successor or survivor corporation in such transaction immediately following the consummation of such transaction or (ii) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power of the successor or survivor corporation in such transaction and (2) the number of the securities of such successor or survivor corporation or ultimate parent corporation (the "Post-Transaction Corporation") representing the voting power described in Section 1(e)(iv)(1) held by the persons described in Section 1(e)(iv)(1) immediately following the consummation of such transaction is beneficially owned by each such person in substantially the same proportion that each such person had beneficially owned the outstanding securities eligible to vote for the election of the members of the Board immediately before the consummation of such transaction, provided (3) the percentage described in Section 1(e)(iv)(1) of the securities of the Post-Transaction Corporation and the number described in Section 1(e)(iv)(2) of the securities of the Post-Transaction Corporation will be determined exclusively by reference to the securities of the Post-Transaction Corporation which result from the beneficial ownership of Shares by the persons described in Section 1(e)(iv)(1) immediately before the consummation of such transaction (any transaction which satisfies all of the criteria specified in (1), (2) and (3) above will be deemed to be a "Non-Qualifying Transaction").

(f)   "Code" means the United States Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or United States Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(g)   "Committee" means the Compensation Committee of the Board or any subcommittee referred to in Section 4(e).

(h)   "Common Stock" means the common stock of the Company, $0.01 par value per share, as the same may be converted, changed, reclassified or exchanged.

(i)   "Company" or "ICE" means Intercontinental Exchange, Inc., a Delaware corporation, or any successor to all or substantially all of the Company's business that adopts the Plan.

(j)   "Contributions" means the amount of Eligible Pay contributed by a Participant through payroll deductions and other additional payments that the Committee may permit a Participant to make to fund the exercise of rights to purchase Shares granted pursuant to the Plan.

(k)   "Designated Company" means any Subsidiary or Affiliate, whether now existing or existing in the future, that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the Plan. The Committee may designate Subsidiaries or Affiliates as Designated Companies in a Non-423 Offering. For purposes of a Section 423 Offering, only the Company and its Subsidiaries may be Designated Companies; provided, however, that at any given time, a Subsidiary that is a Designated Company under a Section 423 Offering will not be a Designated Company under a Non-423 Offering.

(l)   "Effective Date" means the date the Plan is approved by the Board, subject to Section 18 hereof.

(m)   "Eligible Employee" means any individual in a employee-employer relationship with the Company or a Designated Company for income tax and employment tax withholding and reporting purposes. For purposes of clarity, the term "Eligible Employee" will not include the following, regardless of any subsequent reclassification as an employee by the Company or a Designated Company, any governmental agency, or any court: (i) any independent contractor; (ii) any consultant; (iii) any individual performing services for the Company or a Designated Company who has entered into an independent contractor or consultant agreement with the Company or a Designated Company; (iv) any individual performing services for the Company or a Designated Company under an independent contractor or consultant agreement, a purchase order, a supplier agreement or any other agreement that the Company or a Designated Company enters into for services; (v) any individual classified by the Company or a Designated Company as contract labor (such as contractors, contract employees, job shoppers), regardless of length of service; (vi) any individual whose base wage or salary is not processed for payment by the payroll department(s) or payroll provider(s) of the Company or a Designated Company; and (vii) any leased employee. The Committee will have exclusive discretion to determine whether an individual is an Eligible Employee for purposes of the Plan.

(n)   "Eligible Pay" means the total amount paid by the Company or any Subsidiary or Affiliate to the Eligible Employee (other than amounts paid after termination of employment date, even if such amounts are paid for pre-termination date services) as base salary or wages (including 13th/14th month payments or similar concepts under local law) and any portion of such amounts voluntarily deferred or reduced by the Eligible Employee (i) under any employee benefit plan of the Company or a Subsidiary or Affiliate available to all levels of employees on a non-discriminatory basis upon satisfaction of eligibility requirements, and (ii) under any deferral plan of the Company (provided such amounts would not otherwise have been excluded had they not been deferred), but excluding any cash bonuses, commissions, overtime pay, stipends, lump sum payments in lieu of foregone merit increases, "bonus buyouts" as the result of job changes, pension, retainers, severance pay, special stay-on bonus, income derived from stock options, stock appreciation rights, restricted stock units and dispositions of stock acquired thereunder, any other allowances, and other special remuneration or variable pay. For Eligible Employees in the United States, Eligible Pay will include elective amounts that are not includible in gross income of the Eligible Employee by reason of Sections 125, 132(f)(4), 402(e)(3), 402(h) or 403(b) of the Code. The Committee will have discretion to determine the application of this definition to Eligible Employees outside the United States.

(o)   "Enrollment Period" means the period during which an Eligible Employee may elect to participate in the Plan, with such period occurring before the first day of each Offering Period, as prescribed by the Administrator.

(p)   "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, from time to time, or any successor law thereto, and the regulations promulgated thereunder.

(q)   "Fair Market Value" means, as of any given date, (i) the closing price reported for the Common Stock on the applicable date as reported on the New York Stock Exchange or, if no sale occurred on such date, the closing price reported for the first Trading Day immediately prior to such date during which a sale occurred; or (ii) if the Common Stock is not traded on an exchange but is regularly quoted on a national market or other quotation system, the closing sales price on such date as quoted on such market or system, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (iii) in the absence of an established market for the Common Stock of the type described in (i) or (ii) of this Section 1(q), the fair market value established by the acting in good faith.

(r)   "Offering" means a Section 423 Offering or a Non-423 Offering of a right to purchase Shares under the Plan during an Offering Period as further described in Section 6. Unless otherwise determined by the Committee, each Offering under the Plan in which Eligible Employees of one or more Designated Companies may participate will be deemed a separate offering for purposes of Section 423 of the Code, even if the dates of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. With respect to Section 423 Offerings, the terms of separate Offerings need not be identical provided that all Eligible Employees granted purchase rights in a particular Offering will have the same rights and privileges, except as otherwise may be permitted by Code Section 423; a Non-423 Offering need not satisfy such requirements.

(s)   "Offering Period" means the periods established in accordance with Section 6 during which rights to purchase Shares may be granted pursuant to the Plan and Shares may be purchased on one or more Purchase Dates. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 17.

(t)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(u)   "Participant" means an Eligible Employee who elects to participate in the Plan.

(v)   "Plan" means Intercontinental Exchange, Inc., 2018 Employee Stock Purchase Plan, as may be amended from time to time.

(w)   "Purchase Date" means the last Trading Day of each Purchase Period (or such other Trading Day as the Committee may determine).

(x)   "Purchase Period" means a period of time within an Offering Period, as may be specified by the Committee in accordance with Section 6, generally beginning on the first Trading Day of each Offering Period and ending on a Purchase Date. An Offering Period may consist of one or more Purchase Periods.

(y)   "Purchase Price" means the purchase price at which Shares may be acquired on a Purchase Date and which will be set by the Committee; provided, however, that the Purchase Price for a Section 423 Offering will not be less than eighty-five percent (85%) of the lesser of (i) the Fair Market Value of the Shares on the first Trading Day of the Offering Period or (ii) the Fair Market Value of the Shares on the Purchase Date. Unless otherwise determined by the Committee prior to the commencement of an Offering Period, the Purchase Price will be eighty-five percent (85%) of the lesser of (a) the Fair Market Value of the Shares on the first Trading Day of the Offering Period or (b) the Fair Market Value of the Shares on the Purchase Date.

(z)   "Shares" means the shares of Common Stock.

(aa)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(bb)   "Tax-Related Items" means any income tax, social insurance, payroll tax, payment on account or other tax-related items arising in relation to the Participant's participation in the Plan.

(cc)   "Trading Day" means a day on which the principal exchange that Shares are listed on is open for trading.

2.   Purpose of the Plan. The purpose of the Plan is to provide an opportunity for Eligible Employees of the Company and its Designated Companies to purchase Common Stock at a discount through voluntary Contributions, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such persons and the Company's stockholders. The Company intends for offerings under the Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (each, a "Section 423 Offering"); provided, however, that the Committee may also authorize the grant of rights under offerings of the Plan that are not intended to comply with the requirements of Section 423 of the Code, pursuant to any rules, procedures, appendices, or sub-plans (collectively, "Sub-Plans") adopted by the Committee for such purpose (each, a "Non-423 Offering").

3.   Shares Reserved for the Plan. Subject to adjustment pursuant to Section 16 hereof, 25,000,000 Shares may be sold pursuant to the Plan. Such Shares may be authorized but unissued Common Stock, treasury shares or Common Stock purchased in the open market. For avoidance of doubt, up to the maximum number of Shares reserved under this Section 3 may be used to satisfy purchases of Shares under Section 423 Offerings and any remaining portion of such maximum number of Shares may be used to satisfy purchases of Shares under Non-423 Offerings.

4.   Administration of the Plan.

(a)   Committee as Administrator. The Plan will be administered by the Committee. Notwithstanding anything in the Plan to the contrary, subject to Applicable Law, any authority or responsibility that, under the terms of the Plan, may be exercised by the Committee may alternatively be exercised by the Board. Subject to Applicable Law, no member of the Board or Committee (or its delegates) will be liable for any good faith action or determination made in connection with the operation, administration or interpretation of the Plan. In the performance of its responsibilities with respect to the Plan, the Committee will be entitled to rely upon, and no member of the Committee will be liable for any action taken or not taken in reliance upon, information and/or advice furnished by the Company's officers or employees, the Company's accountants, the Company's counsel and any other party that the Committee deems necessary.

(b)   Powers of the Committee. The Committee will have full power and authority to: administer the Plan, including, without limitation, the authority to (i) construe, interpret, reconcile any inconsistency in, correct any default in and supply any omission in, and apply the terms of the Plan and any enrollment form or other instrument or agreement relating to the Plan, (ii) determine eligibility and adjudicate all disputed claims filed under the Plan, including whether Eligible Employees will participate in a Section 423 Offering or a Non-423 Offering and which Subsidiaries and Affiliates of the Company will be Designated Companies participating in either a Section 423 Offering or a Non-423 Offering, (iii) determine the terms and conditions of any right to purchase Shares under the Plan, (iv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it deems appropriate for the proper administration of the Plan, (v) amend an outstanding right to purchase Shares, including any amendments to a right that may be necessary for purposes of effecting a transaction contemplated under Section 16 hereof (including, but not limited to, an amendment to the class or type of stock that may be issued pursuant to the exercise of a right or the Purchase Price applicable to a right), provided that the amended right otherwise conforms to the terms of the Plan, and (vi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan including, without limitation, the adoption of such Sub-Plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, as further set forth in Section 4(c) below.

(c) Non-U.S. Sub-Plans. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt such Sub-Plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States, the terms of which Sub-Plans may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such Sub-Plan, the provisions of this Plan will govern the operation of such Sub-Plan. To the extent inconsistent with the requirements of Section 423, any such Sub-Plan will be considered part of a Non-423 Offering, and purchase rights granted thereunder will not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Committee is authorized to adopt Sub-Plans for particular non-U.S. jurisdictions that modify the terms of the Plan to meet applicable local requirements regarding, without limitation, (i) eligibility to participate, (ii) the definition of Eligible Pay, (iii) the dates and duration of Offering Periods or other periods during which Participants may make Contributions towards the purchase of Shares, (iv) the method of determining the Purchase Price and the discount from Fair Market Value at which Shares may be purchased, (v) any minimum or maximum amount of Contributions a Participant may make in an Offering Period or other specified period under the applicable Sub-Plan, (vi) the treatment of purchase rights upon a Change in Control or a change in capitalization of the Company, (vii) the handling of payroll deductions, (viii) establishment of bank, building society or trust accounts to hold Contributions, (ix) payment of interest, (x) conversion of local currency, (xi) obligations to pay payroll tax, (xii) determination of beneficiary designation requirements, (xiii) withholding procedures and (xiv) handling of Share issuances.

(d) Binding Authority. All determinations by the Committee in carrying out and administering the Plan and in construing and interpreting the Plan and any enrollment form or other instrument or agreement relating to the Plan will be made in the Committee's sole discretion and will be final, binding and conclusive for all purposes and upon all interested persons.

(e) Delegation of Authority. To the extent not prohibited by Applicable Law, the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees of the Committee, the Administrator or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. For purposes of the Plan, reference to the Committee will be deemed to refer to any subcommittee, subcommittees, or other persons or groups of persons to whom the Committee delegates authority pursuant to this Section 4(e).

5. Eligible Employees.

(a) General. Any individual who is an Eligible Employee as of the commencement of an Offering Period will be eligible to participate in the Plan, subject to the requirements of Section 7.

(b) Non-U.S. Employees. An Eligible Employee who works for a Designated Company and is a citizen or resident of a jurisdiction other than the United States (without regard to whether such individual also is a citizen or resident of the United States or is a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employee is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or a Section 423 Offering to violate Section 423 of the Code. In the case of a Non-423 Offering, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Administrator has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practicable for any reason.

(c) Limitations. Notwithstanding any provisions of the Plan to the contrary, no Eligible Employee will be granted a right to purchase Shares under a Section 423 Offering (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding rights to purchase capital stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase capital stock under all employee stock purchase plans of the Company and its Subsidiaries accrues at a rate that exceeds Twenty-Five Thousand Dollars (US$25,000) worth of such stock (determined at the fair market value of the shares of such stock at the time such right is granted) for each calendar year in which such purchase right is outstanding. The Committee, in its discretion, from time to time may, prior to an Enrollment Period for all purchase rights to be granted in an Offering, determine (on a uniform and nondiscriminatory basis for Section 423 Offerings) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Committee in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Committee in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Committee in its discretion), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Section 423 Offering in an identical manner to all highly compensated individuals of the Designated Company whose employees are participating in that Offering.

6.   Offering Periods. The Plan will be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day of the relevant Offering Period and terminating on the last Trading Day of the relevant Offering Period. Unless and until the Committee determines otherwise in its discretion, each Offering Period will consist of one (1) six (6)-month Purchase Period, which will run simultaneously with the Offering Period. Unless otherwise provided by the Committee, Offering Periods will run from July 1 (or the first Trading Day thereafter) through December 31 (or the first Trading Day prior to such date) and from January 1 (or the first Trading Day thereafter) through June 30 (or the first Trading Day prior to such date). The Committee has authority to establish additional or alternative sequential or overlapping Offering Periods, a different number of Purchase Periods within an Offering Period, a different duration for one or more Offering Periods or Purchase Periods or different commencement or ending dates for such Offering Periods with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter, provided, however, that no Offering Period may have a duration exceeding twenty-seven (27) months. To the extent that the Committee establishes overlapping Offering Periods with more than one Purchase Period in each Offering Period, the Committee will have the discretion to structure an Offering Period so that if the Fair Market Value of the Common Stock on any Purchase Date within an Offering Period is less than or equal to the Fair Market Value of the Common Stock on the first Trading Day of that Offering Period, then (i) that Offering Period will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering Period will be automatically enrolled in a new Offering Period beginning on the first Trading Day of such new Purchase Period.

7.   Election to Participate and Payroll Deductions. An Eligible Employee may elect to participate in an Offering Period under the Plan during any Enrollment Period. Any such election will be made by completing the online enrollment process through the Company's designated Plan broker or by completing and submitting an enrollment form to the Administrator during such Enrollment Period, authorizing Contributions in whole percentages from 1% to 25% of the Eligible Employee's Eligible Pay for the Purchase Period within the Offering Period to which the deduction applies. A Participant may elect to increase or decrease the rate of such Contributions during any subsequent Enrollment Period by submitting the appropriate form online through the Company's designated Plan broker or to the Administrator, provided that no change in Contributions will be permitted to the extent that such change would result in total Contributions exceeding 25% of the Eligible Employee's Eligible Pay, or such lower maximum amount as may be determined by the Administrator. Any such new rate of Contributions will become effective on the first day of the first Purchase Period following the completion of such enrollment form. Unless otherwise determined by the Administrator, during a Purchase Period, a Participant may not increase or reduce his or her rate of Contributions.

8.   Contributions. The Company will establish an account in the form of a bookkeeping entry for each Participant for the purpose of tracking Contributions made by each Participant during the Offering Period, and will credit all Contributions made by each Participant to such account. The Company will not be obligated to segregate the Contributions from the general funds of the Company or any Designated Company nor will any interest be paid on such Contributions, unless otherwise determined by the Administrator or required by Applicable Law. All Contributions received by the Company for Shares sold by the Company on any Purchase Date pursuant to this Plan may be used for any corporate purpose.

9.   Limitation on Number of Shares That an Employee May Purchase. Subject to the limitations set forth in Section 5(c), each Participant will have the right to purchase as many whole Shares as may be purchased with the Contributions credited to his or her account as of the last day of the Offering Period (or such other date as the Committee may determine) at the Purchase Price applicable to such Offering Period; provided, however, that a Participant may not purchase in excess of 1,250 Shares under the Plan per Offering Period or such other maximum number of Shares as may be established for an Offering Period by the Committee (in each case subject to adjustment pursuant to Section 16 hereof). Any amount remaining in a Participant's account as of the relevant Purchase Date in excess of the amount that may not be applied to the purchase of Shares as a result of the application of the limitations set forth herein (or as designated by the Administrator) will be carried over to the next Purchase Period; provided that if the Purchase Date is for the last Purchase Period of an Offering Period, then any remaining amounts (other than any amount representing a fractional Share) will be refunded, without interest, as soon as practicable.

10.   Taxes. At the time a Participant's purchase right is exercised, in whole or in part, or at the time a Participant disposes of some or all of the Shares acquired under the Plan, the Participant will make adequate provision for any Tax-Related Items. In their sole discretion, and except as otherwise determined by the Committee, the Company or the Designated Company that employs the Participant may satisfy their obligations to withhold Tax-Related Items by (a) withholding from the Participant's wages or other compensation, (b) withholding a sufficient whole number of Shares otherwise issuable following purchase having an aggregate Fair Market Value sufficient to pay the Tax-Related Items required to be withheld with respect to the Shares, or (c) withholding from proceeds from the sale of Shares issued upon purchase, either through a voluntary sale or a mandatory sale arranged by the Company.

11.   Brokerage Accounts or Plan Share Accounts. By enrolling in the Plan, each Participant will be deemed to have authorized the establishment of a brokerage account on his or her behalf at a securities brokerage firm selected by the Administrator. Alternatively, the Administrator may provide for Plan share accounts for each Participant to be established by the Company or by an outside entity selected by the Administrator which is not a brokerage firm. Shares purchased by a Participant pursuant to the Plan will be held in the Participant's brokerage or Plan share account. The Company may require that Shares be retained in such brokerage or Plan share account for a designated period of time, and/or may establish procedures to permit tracking of dispositions of Shares.

12.   Rights as a Stockholder. A Participant will have no rights as a stockholder with respect to Shares subject to any rights granted under this Plan or any Shares deliverable under this Plan unless and until recorded in the books of the brokerage firm selected by the Administrator or, as applicable, the Company, its transfer agent, stock plan administrator or such other outside entity which is not a brokerage firm.

13.   Rights Not Transferable. Rights granted under this Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during a Participant's lifetime only by the Participant.

14.   Withdrawals. A Participant may withdraw from an Offering Period by submitting the appropriate form online through the Company's designated Plan broker or to the Administrator. A notice of withdrawal must be received no later than the last day of the month immediately preceding the month of the Purchase Date or by such other deadline as may be prescribed by the Administrator. Upon receipt of such notice, automatic deductions of Contributions on behalf of the Participant will be discontinued commencing with the payroll period immediately following the effective date of the notice of withdrawal, and such Participant will not be eligible to participate in the Plan until the next Enrollment Period. Unless otherwise determined by the Administrator, amounts credited to the contribution account of any Participant who withdraws prior to the date set forth in this Section 14 will be refunded, without interest, as soon as practicable.

15.   Termination of Employment.

(a)   General. Upon a Participant ceasing to be an Eligible Employee for any reason prior to a Purchase Date, Contributions for such Participant will be discontinued and any amounts then credited to the Participant's contribution account will be refunded, without interest, as soon as practicable, except as otherwise determined by the Administrator.

(b)   Leave of Absence. Subject to the discretion of the Administrator, if a Participant is granted a paid leave of absence, payroll deductions on behalf of the Participant will continue and any amounts credited to the Participant's contribution account may be used to purchase Shares as provided under the Plan. If a Participant is granted an unpaid leave of absence, payroll deductions on behalf of the Participant will be discontinued and no other Contributions will be permitted (unless otherwise determined by the Administrator or required by Applicable Law), but any amounts then credited to the Participant's contribution account may be used to purchase Shares on the next applicable Purchase Date. Where the period of leave exceeds three (3) months and the Participant's right to reemployment is not guaranteed by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave.

(c)   Transfer of Employment. Unless otherwise determined by the Administrator, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company or a Designated Company will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from a Section 423 Offering to a Non-423 Offering, the exercise of the Participant's purchase right will be qualified under the Section 423 Offering only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from a Non-423 Offering to a Section 423 Offering, the exercise of the Participant's purchase right will remain non-qualified under the Non-423 Offering.

16.   Adjustment Provisions.

(a)   Changes in Capitalization. In the event of any change affecting the number, class, value, or terms of the shares of Common Stock resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of Shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or Shares, including any extraordinary dividend or extraordinary distribution (but excluding any regular cash dividend), then the Committee, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan (including the numerical limits of Sections 3 and 9), the Purchase Price per Share and the number of shares of Common Stock covered by each right under the Plan that has not yet been exercised. For the avoidance of doubt, the Committee may not delegate its authority to make adjustments pursuant to this Section. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, will affect, and no adjustment by reason thereof will be made with respect to, the number or price of Shares subject to a purchase right.

(b) Change in Control. In the event of a Change in Control, each outstanding right to purchase Shares will be equitably adjusted and assumed or an equivalent right to purchase Shares substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation in a Change in Control refuses to assume or substitute for the purchase right or the successor corporation is not a publicly traded corporation, the Offering Period then in progress will be shortened by setting a New Purchase Date and will end on the New Purchase Date. The New Purchase Date will be before the date of the Company's proposed Change in Control. The Committee will notify each Participant in writing, at least ten (10) Trading Days prior to the New Purchase Date, that the Purchase Date for the Participant's purchase right has been changed to the New Purchase Date and that Shares will be purchased automatically for the Participant on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering Period, as provided in Section 14 hereof.

17. Amendments and Termination of the Plan. The Board or the Committee may amend the Plan at any time, provided that, if stockholder approval is required pursuant to Applicable Law, then no such amendment will be effective unless approved by the Company's stockholders within such time period as may be required. The Board may suspend the Plan or discontinue the Plan at any time, including shortening an Offering Period in connection with a spin-off or other similar corporate event. Upon termination of the Plan, all Contributions will cease and all amounts then credited to a Participant's account will be equitably applied to the purchase of whole Shares then available for sale, and any remaining amounts will be promptly refunded, without interest, to Participants. For the avoidance of doubt, the Board or Committee, as applicable herein, may not delegate its authority to make amendments to or suspend the operations of the Plan pursuant to this Section.

18. Stockholder Approval; Effective Date. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. The Plan will become effective on the Effective Date, subject to approval of the stockholders of the Company as contemplated in the foregoing sentence. For the avoidance of doubt, the Board may not delegate its authority to approve the Plan pursuant to this Section.

19. Conditions Upon Issuance of Shares. Notwithstanding any other provision of the Plan, unless there is an available exemption from any registration, qualification or other legal requirement applicable to the Shares, the Company will not be required to deliver any Shares issuable upon exercise of a right under the Plan prior to the completion of any registration or qualification of the Shares under any local, state, federal or foreign securities or exchange control law or under rulings or regulations of any governmental regulatory body, or prior to obtaining any approval or other clearance from any local, state, federal or foreign governmental agency, which registration, qualification or approval the Committee will, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Shares with any state or foreign securities commission, or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. If, pursuant to this Section 19, the Committee determines that the Shares will not be issued to any Participant, any Contributions credited to such Participant's account will be promptly refunded, without interest, to the Participant, without any liability to the Company or any of its Subsidiaries or Affiliates.

20. Code Section 409A; Tax Qualification.

Code Section 409A. Rights to purchase Shares granted under a Section 423 Offering are exempt from the application of Section 409A of the Code and rights to purchase Shares granted under a Non-423 Offering are intended to be exempt from Section 409A of the Code pursuant to the "short-term deferral" exemption contained therein. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that a right granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause a right under the Plan to be subject to Section 409A of the Code, the Committee may amend the terms of the Plan and/or of an outstanding right granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding right or future right that may be granted under the Plan from or to allow any such rights to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the right to purchase Shares under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto. The Company makes no representation that the right to purchase Shares under the Plan is compliant with Section 409A of the Code.

Tax Qualification. Although the Company may endeavor to (i) qualify a right to purchase Shares for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 20(a) hereof. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

21. <u>No Employment Rights</u>. Participation in the Plan will not be construed as giving any Participant the right to be retained as an employee of the Company, its Subsidiary, or one of its Affiliates, as applicable. Furthermore, the Company, a Subsidiary, or an Affiliate may dismiss any Participant from employment at any time, free from any liability or any claim under the Plan.

22. <u>Governing Law; Choice of Forum</u>. Except to the extent that provisions of this Plan are governed by applicable provisions of the Code or any other substantive provision of United States federal law, this Plan will be governed by and construed in accordance with the laws of the State of Georgia, without giving effect to the conflict of laws principles thereof. The Company and each Participant, as a condition to such Participant's participation in the Plan, hereby irrevocably submit to the exclusive jurisdiction of any state or U.S. federal court located in Atlanta, Georgia over any suit, action or proceeding arising out of or relating to or concerning the Plan. The Company and each Participant, as a condition to such Participant's participation in the Plan, acknowledge that the forum designated by this Section 22 has a reasonable relation to the Plan and to the relationship between such Participant and the Company. Notwithstanding the foregoing, nothing in the Plan will preclude the Company from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of this Section 22. The agreement by the Company and each Participant as to forum is independent of the law that may be applied in the action, and the Company and each Participant, as a condition to such Participant's participation in the Plan, (i) agree to such forum even if the forum may under applicable law choose to apply non-forum law, (ii) hereby waive, to the fullest extent permitted by applicable law, any objection which the Company or such Participant now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in this Section 22, (iii) undertake not to commence any action arising out of or relating to or concerning the Plan in any forum other than the forum described in this Section 22 and (iv) agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court will be conclusive and binding upon the Company and each Participant.

23. <u>Waiver of Jury Trial</u>. Each Participant waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with the Plan.

24. <u>Headings</u>. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings will not be deemed in any way material or relevant to the construction or interpretation of the Plan.

25. <u>Expenses</u>. Unless otherwise set forth in the Plan or determined by the Administrator, all expenses of administering the Plan, including expenses incurred in connection with the purchase of Shares for sale to Participants, will be borne by the Company and its Subsidiaries or Affiliates.

EXHIBIT B — CERTAIN DEFINITIONS RELATED TO OUR OWNERSHIP AND VOTING LIMITATIONS

"Exchange" means any national securities exchange registered under Section 6 of the Exchange Act that is directly or indirectly controlled by the Company.

"Intermediate Holding Company" means any entity controlled by the Company that is not itself an Exchange but that directly or indirectly controls an Exchange.

"Member" shall mean a Person that is a "member" of an Exchange within the meaning of Section 3(a)(3)(A) of the Exchange Act.

"Person" means any natural person, company, corporation or similar entity, government, or political subdivision, agency, or instrumentality of a government.

"Related Persons" means, with respect to any Person:

1. any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act);

2. any other Person(s) with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of the Company;

3. in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable;

4. in the case of a Person that is a Member, any Person that is associated with such Person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

5. in the case of a Person that is a natural person and is a Member, any broker or dealer that is also a Member with which such Person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

6. in the case of a Person that is a natural person, any relative or spouse of such natural Person, or any relative of such spouse who has the same home as such natural Person or who is a director or officer of the Corporation or any of its parents or subsidiaries;

7. in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and

8. in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

